HYDRO ONE LIMITED | 2018 ANNUAL REPORT Powering economies, connecting communities

Corporate Profile

We are Ontario's largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost $25.7 billion in assets and 2018 annual revenues of almost $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.'s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited's common shares are listed on the Toronto Stock Exchange (TSX: H).

Contents

Year in Review	1
Message from the Chair	2
Message from the Acting President and CEO	4
Strategic Approach, Our Business	6
Operational Review	8
Stretching Every Dollar	9
Sustainability	12
Why invest in Hydro One?	14
Corporate Governance	15
Financial Report	16
Shareholder Information	IBC

Financial Highlights

Total Assets
$25.7b



9%
55%
36%
• Transmission
• Distribution
• Other

Rate Base
$19.7b



40%
60%
• Transmission
• Distribution

Revenues
$3,251m
(Net of purchased power costs)



1%
52%
47%
• Transmission
• Distribution
• Other

Regulated Earnings
$1,368m
(Before financing charges and income taxes)



38%
62%
• Transmission
• Distribution

Total Shareholder Return (TSR)[1]
January 1, 2018 to December 31, 2018



-5.5%
Hydro One Limited
-7.7%
S&P/TSX Capped Utilities Index
-8.9%
S&P/TSX Composite Index
4.2%
S&P 500 Electric Utilities Index
-4.4%
S&P 500 Index

[1] Source: Bloomberg

Year ended December 31 (millions of dollars, except as otherwise noted)	2018	2017
Revenues	6,150	5,990
Purchased power	2,899	2,875
Revenues, net of purchased power[1]	3,251	3,115
Operation, maintenance and administration (OM&A) costs	1,105	1,066
Depreciation, amortization and asset removal costs	837	817
Financing charges	459	439
Income tax expense	915	111
Net income (loss) attributable to common shareholders of Hydro One	**(89)**	**658**
Basic earnings per common share (EPS)	($0.15)	$1.11
Diluted EPS	($0.15)	$1.10
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$1.35	$1.17
Diluted adjusted EPS[1]	$1.35	$1.16
Net cash from operating activities	1,575	1,716
Funds from operations (FFO)[1]	1,572	1,579
Capital investments	1,575	1,567
Assets placed in-service	1,813	1,592
Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,485	19,587
Distribution: Electricity distributed to Hydro One customers (GWh)	27,338	25,876
Debt to capitalization ratio[2]	55.6%	52.9%

Note: All amounts are in Canadian dollars unless otherwise specified.

[1] See section "Non-GAAP Measures" for description and reconciliation of basic and diluted Adjusted EPS, FFO and Revenues, net of purchased power.

[2] Debt to capitalization ratio has been presented at December 31, 2018 and 2017, and has been calculated as total debt (includes total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, including preferred shares but excluding any amounts related to noncontrolling interest.

This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our Company. Words such as "expect" and "will" are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

POWERING ECONOMIES, CONNECTING COMMUNITIES

Year in Review

SAFETY COMES FIRST

- Through Hydro One's *Journey to Zero* safety initiative, we achieved our 2018 performance target rate for recordable safety incidents of 1.1 per 200,000 hours worked – a 35% improvement since 2015.

DRIVING DOWN COSTS

- Productivity savings of $249.9 million since 2015.
- Annual operating costs have been reduced by 4% or $41 million since 2015, resulting in savings[1].
- New approach to storm preparation has reduced the time customers are without power following a storm by one-third, compared to similar-sized events five years ago.

DELIVERING CUSTOMER SATISFACTION

- Residential and small business customer satisfaction was the highest in five years at 76%, while transmission customer satisfaction reached an all-time high of 90%.
- Billing accuracy reached an all-time high of 99.4%, while overdue accounts receivable fell to $73 million – less than half of 2015.
- Repatriating approximately 400 Customer Contact Centre employees back into our business has improved customer service and reduced costs.

IMPROVING THE GRID

- Compared to 2017, we improved the overall reliability of our distribution network by 14.2%.
- Clarington ($238 million in capital costs) and Leamington ($54 million in capital costs) stations were placed into service with strong project and cost discipline to support economic growth.
- More than $1.8 billion of assets placed in-service in 2018.

LEADERSHIP IN POWER RESTORATION

- Three Edison Electric Institute (EEI) Emergency Recovery Awards for outstanding power restoration efforts in Ontario and one Emergency Assistance Award for providing restoration support in the northeast U.S.
- Two teams of forestry technicians sent to Chico, California to support electrical system restoration efforts following devastating wildfires[2].
- Following a tornado that destroyed the company's Merivale transmission station, Ottawa-area customers were restored within 48 hours with a temporary solution. The facility was fully rebuilt in approximately 12 weeks, returning to normal operation.

[1] Based on Hydro One Limited's total Operation, Maintenance & Administration costs (OM&A) excluding $31 million in OM&A costs for Avista in 2017 and 2018. No costs related to the Avista transaction or the termination of the merger agreement have been paid for by Ontario ratepayers.
See section "Non-GAAP Measures" in the Management's Discussion and Analysis for more information.

[2] All costs incurred during mutual assistance operations are paid by the local utility receiving support.



Powering Communities

$1.3b

Goods and services procured in Ontario

63%

Increase in spending with Indigenous businesses since 2017

8,600

Regular and non-regular employees (approximate) across the province averaged over 2018

$2.6m

In sponsorships and donations in communities where our customers work and live

$1.3m

Donated by our employees and pensioners to charitable organizations

Hydro One Limited | Annual Report 2018

1

A MESSAGE FROM THE CHAIR OF THE BOARD

Tom Woods

Hydro One's mandate is to deliver exceptional customer service and a safe and reliable source of electricity to homes and businesses in every community we serve.

The critical nature of our work directly translates to jobs, economic development, confidence and prosperity in cities and towns across the province.

In 2018, Hydro One transitioned to a new Board of Directors and I want to take this opportunity to officially welcome its new members: Cherie Brant, Blair Cowper-Smith, Anne Giardini, David Hay, Timothy Hodgson, Jessica McDonald, Russel Robertson, William Sheffield and Melissa Sonberg. This independent, highly-qualified Board has strong governance and industry experience as well as significant electricity, business and capital markets expertise.

Guided by its executive team, our introduction to Hydro One was seamless, efficient and comprehensive, enabling the Board to fully engage in all areas of the organization. We were reassured and indeed energized by the fundamental strength of the organization, the depth of its leadership and the resiliency of its employees in staying focused on the core business during a transitional year.

One of the top priorities for the Board is recruiting a new President and CEO. We have strict criteria for selecting this individual as they will be expected to lead the business to great heights.

Hydro One leadership will be accountable for achieving challenging performance targets by remaining focused on delivering exceptional customer service, driving efficiencies, improving the reliability of the electricity system and delivering strong financial performance for the benefit of shareholders and all Ontarians.

The Board will continue to provide strong oversight, guide forward-looking business strategies and commit to pursuing sustainability to secure the long-term viability of a well-run Hydro One. The company has a proud 100-plus year history, a dedicated team, and a solid foundation built with robust business fundamentals.



Tom Woods
Chair of the Board of Directors

As we transform our business to meet the challenges of tomorrow, we will nurture Hydro One's results-oriented culture and pursue opportunities to innovate, be more efficient and provide exceptional customer service every day. We will be guided in these pursuits by Hydro One's commitment to continuous improvement, our "customer comes first" philosophy and the strength of our employees at all levels of the organization.

I want to thank our employees for their hard work and coming together through this period of leadership transition. Your commitment and willingness to go the extra mile to meet the needs of our customers have helped us build a stronger and better company.

Hydro One Limited | Annual Report 2018
2

Chair of the Board of Directors Tom Woods With best regards, One. Hydro of investment and ongoing support your for you thank Directors, of Board entire the of behalf On and all shareholders. customers, employees, communities our for value greater delivering to dedicated We remain province. this across communities and connecting economies powering in role critical a play to continue will One Hydro 3 Hydro One Limited | Annual Report 2018

A MESSAGE FROM THE ACTING PRESIDENT & CEO

Paul Dobson

Hydro One seeks excellence in every facet of our business, to the benefit of our customers, employees, communities and all shareholders. This approach became immediately clear to me after joining the organization in early 2018 and was further driven home in the sense of pride I felt being a part of a high-performance team that accomplished tremendous feats in a challenging year.

Hydro One Limited | Annual Report 2018

Safety

Hydro One's safety performance was a top priority for management in 2018. Following the tragic loss in late 2017 of four Hydro One team members, we heightened our resolve to realize a vision of an injury-free workplace through our *Journey to Zero* initiative.

Operational Excellence

Driving improvements in network reliability last year resulted in a 14.2% improvement in total average power outage duration for our distribution system over 2017. This is attributed to our application of modern technology to the grid, new storm prediction tools that allow for improved restoration response and our state-of-the-art vegetation management program.

In fact, this new vegetation process is an example of how the company is increasing productivity, driving costs down and generating efficiencies to improve our service to customers. In 2018, our forestry teams completed approximately 30,000 kilometres of work along power lines, nearly three times the work they did in 2017, with only a marginal increase in cost.

While we saw results drop for transmission reliability due mainly to highly abnormal weather, the quick, effective and innovative responses deployed by our crews to these events was laudable. For example, after our Merivale transmission station was destroyed by a tornado in late September, a temporary solution was implemented within 48 hours to return service to customers and the facility was rebuilt in just 12 weeks.

Customer

Due to a renewed effort to improve customer service and reliability in addition to other initiatives, residential and small business customer satisfaction, as well as transmission customer satisfaction reached the highest in five years and company history, respectively, in surveys last year. These results demonstrate a consistent dedication to putting customers first at all levels of the organization.

We actively seek to learn what is important to our customers and take action. For example, we repatriated approximately 400 employees in our Customer Contact Centre to provide better service and we conducted countless face-to-face meetings with customers to identify ways we can facilitate growth and strengthen local economies. Our First Nations outreach efforts also demonstrated ongoing efforts to support all customers' needs. In 2018, we met with the 88 Indigenous communities we serve and held over 700 one-on-one customer sessions.



Paul Dobson
Acting President and CEO

Economy

Our transmission system serves as the backbone for the economy, and our business plays a critical role in communities across the province. In 2018 alone, we injected approximately $1.3 billion into the Ontario economy by buying goods and services from businesses across the province, including a 63% increase in spend with Indigenous businesses, as well as directly providing approximately 8,600 highly skilled jobs through the year.

Avista

While we were naturally disappointed in the outcome of the Avista transaction, we will continue to pursue opportunities that make sense for our business and add value for all stakeholders.

4

Employees

In January, we were honoured to be recognized by Forbes in its list of Canada's Best Employers for 2019. Based on a survey of over 8,000 people working at Canadian businesses with over 500 employees, our performance demonstrates efforts to create an engaged workforce and positive working environment.

In 2019, we will maintain our focus on continuous improvement and operational excellence, delivering efficiencies and exceptional customer service.

Finally, I would like to thank all teammates for their resilience and support during the leadership transition and for their dedication to driving improvements across the Hydro One business. I would like to thank the Board for their efforts during the transition.

Sincerely,

Paul Dobson
Acting President and CEO

Key Achievements

$249.9m

Productivity savings since 2015

4% or $41m[1]

Reduction in annual operating costs since 2015

90%

Highest-ever satisfaction rating from transmission customers

76%

Residential and small business customer satisfaction, highest in 5 years

14.2%

Improvement in the overall reliability of our distribution network since 2017

$1.3b

Injected into the Ontario economy through purchases of local goods and services

4

Edison Electric Institute Awards earned in 2018 for emergency power restoration

Addressing Ontario's Aging Power Infrastructure

A safe and reliable high-voltage transmission system is necessary to run and grow the large industrial companies, mines and manufacturing facilities that create job opportunities in Ontario.

Much of our system was built in the 1950s. One in four transformers are at the end of their expected service life, and nearly 10,000 of our steel towers are over 80 years old. To keep the public safe and reduce the number of power outages that can impact the economy and our customers' lives, we must invest in replacing, repairing and upgrading equipment in almost every community.

[1] Based on Hydro One Limited's total Operation, Maintenance & Administration costs (OM&A) excluding $31 million in OM&A costs for Avista in 2017 and 2018. No costs related to the Avista transaction or the termination of the merger agreement will be paid for by Ontario ratepayers. See section "Non-GAAP Measures" in the Management's Discussion and Analysis for more information.

Hydro One Limited | Annual Report 2018

5

POWERING ECONOMIES, CONNECTING COMMUNITIES

Strategic Approach

We aim to continue strengthening our core business in order to deliver greater value for our customers, employees, communities and shareholders.



OUR STRATEGIC PILLARS:

Customers First:
Exceeding our customers' needs and expectations is at the core of everything we do. We are focused on improving our customers' experience through fast, flexible and convenient service.

Cost Efficiency:
We are committed to investing carefully, reducing costs and stretching every dollar we spend to efficiently help the most customers.

Operational Excellence:
A continuous drive to improve our transmission and distribution networks means we are constantly raising performance and standards.

Investing in our Future:
Invest in innovation to improve service reliability, the efficiency of our business and the long-term viability of the company. We will expand our rate base, pursue organic growth and innovate for the benefit of stakeholders.

Sustainability:
We understand that improving our performance depends on incorporating sustainability into all aspects of our business.

Our Business: At-a-Glance

Revenues (net of Purchased Power)



$42m
1%
$1,523m
47%
$3,251m
52%
$1,686m

Segmented Assets



$2,359m
9%
$9,325m
36%
$25,657m
55%
$13,973m
Transmission (Regulated)
Distribution (Regulated)
Other and Telecom (Unregulated)

	Transmission	Distribution	Other and Telecom
Business Description	Our transmission system transmits high-voltage electricity from nuclear, hydroelectric, natural gas, wind and solar sources to our distribution company and industrial customers across Ontario. Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines.	The Hydro One distribution system is the largest in Ontario. It consists of approximately 123,000 circuit kilometres of primary low-voltage power lines serving almost 1.4 million customers. As well, Hydro One Remote Communities serves customers in one grid-connected and 21 off grid communities in Ontario's far north.	Consists of a telecommunications business and certain corporate activities. Hydro One Telecom offers organizations a diverse, secure and highly reliable broadband connectivity solution.
Customer Segments	• Large directly connected industrial customers • Local distribution companies • Large generators	• Residential and business customers • Municipal utility customers • Small or micro generators	• Data centres • Cloud service providers • Telecommunications services and public sector entities • Internet service providers • Enterprises

Hydro One Limited | Annual Report 2018
6

Hydro One's Role in the Ontario Electric Power System



Electricity Generation Sources
Transformer (increased to higher voltage)
Transmission System
Distribution System
Transformer (decreased to medium voltage)
Transformer (decreased to lower voltage)
Industrial, Commercial and Residential Customers
Transmission
(98% of capacity)
Distribution
(75% of geography and 25% of end-use customers)

Our transmission and distribution systems safely and reliably serve communities throughout Ontario. Our customers are suburban, rural and remote homes and businesses across the province. We own and operate nearly $25.7 billion in assets and have annual revenues of almost $6.2 billion. Our communities are proudly and safely serviced by a team of skilled and dedicated employees.

Major Projects

	Niagara Reinforcement Project	Richview Transmission Station	East-West Tie Station Expansion
			
	A new 76 kilometre transmission line in southwestern Ontario to serve the growing Niagara area.	Replacement of 50-year-old equipment to ensure reliable power supply to the City of Toronto and surrounding communities.	Hydro One is performing station upgrades to our Lakehead, Marathon and Wawa transmission stations. The upgrades are necessary to support the East-West Tie Line project, a priority project in the Province of Ontario's Long-Term Energy Plan.
Estimated Total Project Cost ($ millions)	$130	$102	$157
Capital Cost to-date ($ millions)	$121	$99	$16
Anticipated In-service Date	2019	2020	2022[1]

[1] The majority of the project will be in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades will be in-service in 2022.

Hydro One Limited | Annual Report 2018
7

POWERING ECONOMIES, CONNECTING COMMUNITIES

Operational Review



Putting our Customers First

We delivered a number of far-reaching initiatives that focused on what is best for our customers.

Insourcing approximately 400 employees to our Customer Contact Centre has improved customer service and reduced costs, while our redesigned bill is easier for customers to understand.

Proactive measures to help customers who are behind on their bills, while avoiding disconnections wherever possible, have reduced overdue accounts receivable by half – down to $73 million from $148 million in 2015.

Our customer care team also increased Hydro One's presence in First Nation communities across the province, conducting face-to-face meetings with customers and offering measures to address affordability.

A relentless focus on customer service resulted in improved satisfaction survey scores. Residential and small business customer satisfaction was the highest in five years at 76%, while transmission customer satisfaction reached an all-time high of 90%, reflecting a company-wide dedication to improving customer service.

Energy Conservation

We achieved 92% of our six-year energy conservation target in only four years. Our energy conservation team conducted over 1,250 visits with our medium to large commercial and industrial customers and supported over 800 energy efficiency projects during the year.

Right:
Hydro One's redesigned residential bill has improved customer comprehension and reduced calls to the company's Customer Contact Centre.

Billing Accuracy (%)


2015
98.5%
2016
99.0%
2017
99.3%
2018
99.4%

Overdue Accounts Receivable ($ millions)


2015
$148
2016
$117
2017
$77
2018
$73


hydro one
Your Electricity Statement
What do I owe?
$144.77
How much did I use?
1,000 kWh
When is it due?
Jan 16, 2019

Hydro One Limited | Annual Report 2018

8

Hydro One Limited | Annual Report 2018



Stretching Every Dollar

We strive to do more for less

Since 2015, Hydro One has cut operation, maintenance and administrative (OM&A) costs by 4% – or $41 million[1] – through efficiencies, new technology and other cost-saving initiatives.

Productivity savings of $135.5 million in 2018 brings the total saved since 2015 to $249.9 million. The top productivity savings in 2018 are from procurement initiatives, fleet rationalization, contract negotiations in information solutions and cable locate outsourcing.

Productivity Savings ($ millions)


2016
$24.9
2017
$89.5
2018
$135.5

Cumulative: $249.9 million

Streamlining our Work

In 2018, we completed the transition of our vegetation management program from a 10-year to a 3-year cycle, focusing on trimming problem trees and vegetation more often to improve the overall safety and reliability of the system. Our forestry teams completed approximately 30,000 kilometres of work along power lines, nearly three times the work they did in 2017, with only a marginal increase in cost.



4%

reduction in operating costs since becoming a publicly traded company in 2015[1]

3x

In 2018, our forestry teams completed nearly three times the work done in 2017, with only a marginal increase in cost

[1] Based on Hydro One Limited's total Operation, Maintenance & Administration costs (OM&A) excluding $31 million in OM&A costs for Avista in 2017 and 2018. No costs related to the Avista transaction or the termination of the merger agreement will be paid for by Ontario ratepayers. See section "Non-GAAP Measures" in the Management's Discussion and Analysis for more information.

9

POWERING ECONOMIES, CONNECTING COMMUNITIES

Operating with Excellence



We made significant progress in improving Hydro One's safety performance, achieving our 2018 target of 1.1 recordable injuries per 200,000 hours worked – a 35% improvement since 2015. We have a commitment to an injury-free workplace through our *Journey to Zero* initiative, which focuses on enhancing personal leadership in order to reduce workplace hazards.

The large number of severe weather events in 2018 resulted in five Force Majeure incidents[1]. Three incidents were within six weeks of each other, requiring crews to restore power to over 1.4 million customers in aggregate – more than all of 2017.

Our Distribution Network

We improved the overall reliability of our distribution network by 14.2% compared to 2017. These improvements included more system oversight, our new vegetation management program, modernizing equipment, being more proactive in preparing for storms and targeting equipment upgrades to circuits that were causing the most power outages.

Our Transmission Network

While transmission reliability and outage duration results dropped slightly during the year, mainly due to major equipment failures and severe weather, crews worked tirelessly to quickly and safely restore power.

We experienced significant events at our Gerrard, Minden and Finch stations. Further, our Merivale station was destroyed by a tornado in late September. While customers were restored within 48 hours with a temporary solution, the facility required 12 weeks of extensive work to rebuild.



Merivale Transmission Station near Ottawa after a tornado destroyed the facility on September 21, 2018.

WORKPLACE SAFETY

35%

Improvement in recordable workplace injuries since 2015.


2015
131
2018
85

CUSTOMER SERVICE

Improved Restoration Time

- We have reduced the time customers are without power following a storm by one-third since a similar-sized event five years ago.


1/3
reduced

- The overall reliability of our distribution network improved by 14.2% compared to 2017.


14.2%

[1] Hydro One deems a Force Majeure to have occurred when electricity service to 10% or more of our distribution customers has been interrupted by an event.

10
Hydro One Limited | Annual Report 2018

Investing in our Future

We invest in technology and infrastructure modernization to ensure our business evolves and grows to meet the needs of our customers.

In 2018, we made total capital investments of approximately $1.6 billion to ensure the long-term reliability of Ontario's electricity system and placed more than $1.8 billion worth of new assets in-service. We completed one of the largest-ever station builds in company history, bringing the flagship Clarington Station into service on-time and under budget. The Leamington station was also brought into service as planned.

Pursuing Organic Growth

In 2018, we successfully integrated Hydro One Sault Ste. Marie LP into our Hydro One Networks operations. As well, we announced an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. and have submitted a new application with the Ontario Energy Board to acquire Orillia Power Distribution Corporation.

200+
new apprentices hired in 2018

$6.5b
of assets placed in-service over the last 4 years

Investing for Tomorrow

Not only do our investments maintain the safety and integrity of our system, they also contribute to local communities by creating jobs, new skills and new opportunities. In 2018, we hired over 200 apprentices into skilled trades, representing a renewal of our workforce.



Hydro One Limited | Annual Report 2018

11

POWERING ECONOMIES, CONNECTING COMMUNITIES

Sustainability

At Hydro One, we understand that our long-term performance depends on incorporating sustainability into all aspects of our business. In 2018, we continued building our sustainability strategy, and remain committed to setting up a corporate-wide vision and program that builds value for all stakeholders.





3 hectares

Approximate size of new pollinator planting established to help restore monarch butterfly habitats

Environmental Management

Hydro One seeks to avoid or minimize its impact on the environment because we understand this supports business interests and our commitment to being a sustainable company. We deliver electricity that is among the cleanest in North America.

Partnerships have helped further our biodiversity goals. We established approximately three hectares of new pollinator planting in Ottawa with the Canadian Wildlife Federation as part of a multi-stakeholder project to assess species value resulting from restoration of monarch butterfly habitats. We also collaborated with the Briarbrook Brookside Morgan's Grant Community Association to establish pollinator friendly plots and new management techniques on the community's electricity corridor.

Hydro One Limited | Annual Report 2018

12

People and Potential

Hydro One pursues a culture of inclusion because it makes us stronger, more innovative and helps ensure we have the right skill set and perspectives to succeed in the future.

In 2018, while representation of women in executive positions decreased slightly by 0.7% to 36.4%, we were able to increase representation of visible minorities in executive positions to 15.6% from 11.4% in 2017. We advanced our Indigenous hiring plans and will pursue our multi-year plan to enhance future performance.

We celebrated Pride Month for the first time, flying rainbow flags at locations across the province, distributing *I Stand for Inclusion* stickers and creating our "PrideOne Employee Resource Group" for LGBTQ2+ employees and their allies.

We worked with union leadership on the mutually beneficial renewal of a two-year collective agreement with the Power Workers Union, which covers approximately 4,000 employees in critical front-line roles until March 31, 2020.

To better support our employees and pensioners, we refreshed *The Power to Give*, our charitable giving program. Last year, our employees and pensioners generously donated almost $1.3 million.


I GIVE BECAUSE...
GIVING BACK TO OUR COMMUNITY IS IMPORTANT !!

$1.3m

In donations by employees and pensioners to causes that matter to them



OUR PEOPLE

Hydro One was recognized by Forbes on its list of Canada's Best Employers 2019.

5,643

Regular employees[1]

2,948

Non-regular employees[2]

Powering Economies

We support Ontario by buying goods and services from businesses across the province. In 2018, approximately $1.3 billion was injected into the Ontario economy through procurement. This includes a 63% increase in spend since 2017 with Indigenous businesses, the largest amount to date, and supports our goal to become the primary business partner of Indigenous communities in Ontario by 2021.

In 2018, we met with the 88 Indigenous communities we serve and held over 700 one-on-one customer sessions. Following extensive community consultations, we completed the commercial terms on a business partnership with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation on the Niagara Reinforcement Transmission Line Project.

Hydro One has a strong history of giving back to the communities where our people and customers live and work. In 2018, we invested $2.6 million through sponsorships and donations with local programs and activities across the province.



COMMUNITY INVESTMENT



Since 2003, Hydro One has been a proud sponsor of the *Little Native Hockey League* tournament, which hosts over 200 teams from First Nations across Ontario. The largest event of its kind in the province, the tournament promotes respect, citizenship, sportsmanship and education with Indigenous youth.

[1] In 2018, Hydro One changed its counting methodology for full-time regular and non-regular employees. Prior year figures referenced employment as at year-end December 31. In 2018, the methodology changed to reflect the average employment throughout the year.

[2] Non-regular includes: temporary and casual employees.

Hydro One Limited | Annual Report 2018
13

POWERING ECONOMIES, CONNECTING COMMUNITIES

Why invest in Hydro One?

Investing in Hydro One offers a unique opportunity to participate in the transformation of a large-scale regulated electric utility.

ONE

Performance-based Culture

Transformation into a commercially-oriented, cost conscious, customer focused organization with a performance culture under Ontario's emerging incentive-based regulation.



TWO

Stable Operating Environment

Business is predominately (99%) rate-regulated in a constructive, stable, transparent and collaborative regulatory environment.

Resilient workforce in challenging environments.

Fully independent Board.

THREE

Predictable Growth

Pure-play electric transmission and local distribution company with an aging infrastructure that requires investment and no commodity price exposure.

$6.5b
4-year total of capital investment

FOUR

Attractive Dividend

Stable and growing dividend with a 70–80% target payout ratio[1] that is underpinned by strong cash flows from predictable rate base growth.

FIVE

Strong Balance Sheet

Solid investment grade balance sheet.

Credit Profile

Rating Agency	Long-Term Debt Rating	Short-Term Debt Rating	Outlook
DBRS Limited	A (high)	R-1 (low)	stable
Moody's	Baa1	Prime-2	stable
S&P	A-	A-1 (low)	negative

[1] Payout ratio was 67% of Adjusted EPS in 2018

Hydro One Limited | Annual Report 2018
14

Corporate Governance

Board of Directors and Committees

	Audit	Governance	Human Resources	Health, Safety, Environmental and Indigenous Peoples
Tom Woods (Chair)				
Cherie Brant		•		•
Blair Cowper-Smith		★	•	
Anne Giardini	•			★
David Hay	•			•
Timothy Hodgson		•	•	
Jessica McDonald	•		•	
Russel Robertson	•		•	
William Sheffield	★			•
Melissa Sonberg		•	★	

★ Chair • Committee Member

Board Diversity


4
40%
Female Directors
6
Male
Female

Strong corporate governance practices are at the heart of how we manage our day-to-day operations in the interest of all stakeholders.

Hydro One and its independent Board of Directors recognize the importance of corporate governance in the effective management of the Company. Independence, integrity and accountability are the foundation of Hydro One's approach to corporate governance. It is in the long-term best interests of shareholders, and promotes and strengthens relationships with our customers, employees, the communities where we operate and other stakeholders of the Company. The Board of Directors is firmly supported in these commitments by a governance agreement between Hydro One and the province of Ontario, which was executed in advance of the November 2015 Initial Public Offering of the Company and ensures that the province's role is limited to that of a shareholder and not a manager of the business.

Hydro One's Board of Directors is composed of a diverse and accomplished group of independent, proven business leaders with deep corporate governance experience. The Board's primary role is overseeing corporate performance and the quality, depth and continuity of management required to meet the Company's strategic objectives. Hydro One is committed to maintaining best corporate governance practices. The Company's practices are fully aligned with the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange, including national corporate governance guidelines and related disclosure requirements.

Board Structure

The Chair is responsible for leading the Board of Directors in carrying out its duties and responsibilities effectively, efficiently and independent of management. The Chair is nominated and confirmed annually by special resolution of the Board. Consistent with best practices, Hydro One's Board Chair is separate from the role of President and Chief Executive Officer and is independent of Hydro One and the province of Ontario.

To learn more about the Directors, committee mandates and composition, go to **www.HydroOne.com/Investors.**

Hydro One Limited | Annual Report 2018
15

POWERING ECONOMIES, CONNECTING COMMUNITIES Financial Report Annual Report 2018 Hydro One Limited | Hydro Contents Notice to Reader 17 Amended Management’s Discussion and Analysis 18 Amended Consolidated Financial Statements 65 Notes to Amended Consolidated Financial Statements 69 Board of Directors and Senior Leadership 110 Corporate and Shareholder Information IBC 16

Notice to Reader

Please be advised that Hydro One Limited (Hydro One or the Company) is filing Amended Consolidated Financial Statements and Amended Management's Discussion and Analysis (MD&A) for the period ended December 31, 2018, amending the documents previously filed to reflect the following changes:

1. The Consolidated Statements of Operations and Comprehensive Income, Consolidated Balance Sheets, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows and the relevant notes to the Consolidated Financial Statements for Income Taxes, Regulatory Assets and Liabilities, Segment Reporting, and Subsequent Events were updated to reflect the impact of the March 7, 2019 decision issued by the Ontario Energy Board (OEB) relating to the Deferred Tax Asset portion of the OEB's decision on Hydro One Networks' 2017 and 2018 transmission revenue requirement, for which the OEB previously granted a Motion to Review and Vary (DTA Decision) as disclosed in the Audited Consolidated Financial Statements Note 32(D) – Subsequent Events (OEB Regulatory Decisions) and Note 12 – Regulatory Assets and Liabilities.
2. MD&A was updated to reflect the impact of the DTA Decision, including the Consolidated Financial Highlights and Statistics, Overview, Results of Operations, Selected Annual Financial Statistics, Quarterly Results of Operations, Regulation, Non-GAAP Measures, Risk Management and Risk Factors, Summary of Fourth Quarter Results of Operations, Hydro One Holdings Limited – Unaudited Consolidating Summary Financial Information, and Forward-Looking Statements and Information.

The DTA Decision is a Type I subsequent event under United States Generally Accepted Accounting Principles (US GAAP) and as such the Company is required to update the Consolidated Financial Statements and MD&A to reflect the subsequent event in connection with filing its annual reports on Form 40-F with the US Securities and Exchange Commission, so that they contain the current information required at March 25, 2019, the date of approval of the annual report on Form 40-F.

Other than as expressly set forth above, the Amended Consolidated Financial Statements and Amended MD&A do not purport to update or restate the information in the original Consolidated Financial Statements and MD&A or reflect any events that occurred after the date of the filing of the original Consolidated Financial Statements and MD&A other than changes to the sections as expressly set forth above.

The Amended Consolidated Financial Statements and Amended MD&A have been filed electronically at www.sedar.com and at www.sec.gov/edgar.shtml, and also on the Company's website at www.HydroOne.com/Investors.

Hydro One Limited | Annual Report 2018

17

Amended Management's Discussion and Analysis

For the years ended December 31, 2018 and 2017

The following Amended Management's Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the amended consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2018. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2018, based on information available to management as of February 20, 2019, other than with respect to information relating to the subsequent events disclosed in Note 32(D) to the Consolidated Financial Statements, dated March 25, 2019.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Revenues	**6,150**	5,990	2.7%
Purchased power	**2,899**	2,875	0.8%
Revenues, net of purchased power[1]	**3,251**	3,115	4.4%
Operation, maintenance and administration (OM&A) costs	**1,105**	1,066	3.7%
Depreciation, amortization and asset removal costs	**837**	817	2.4%
Financing charges	**459**	439	4.6%
Income tax expense	**915**	111	724.3%
Net income (loss) attributable to common shareholders of Hydro One	**(89)**	**658**	**(113.5%)**
Basic earnings per common share (EPS)	**$ (0.15)**	$ 1.11	(113.5%)
Diluted EPS	**$ (0.15)**	$ 1.10	(113.6%)
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	**$ 1.35**	$ 1.17	15.4%
Diluted Adjusted EPS[1]	**$ 1.35**	$ 1.16	16.4%
Net cash from operating activities	**1,575**	1,716	(8.2%)
Funds from operations (FFO)[1]	**1,572**	1,579	(0.4%)
Capital investments	**1,575**	1,567	0.5%
Assets placed in-service	**1,813**	1,592	13.9%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	**20,485**	19,587	4.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	**27,338**	25,876	5.7%

	2018	2017
Debt to capitalization ratio[2]	**55.6%**	52.9%

1 See section "Non-GAAP Measures" for description and reconciliation of basic and diluted Adjusted EPS, FFO and Revenues, net of purchased power.

2 Debt to capitalization ratio has been presented at December 31, 2018 and 2017, and has been calculated as total debt (includes total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders' equity, including preferred shares but excluding any amounts related to noncontrolling interest.

Hydro One Limited | Annual Report 2018

18

Amended Management's Discussion and Analysis

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Through its wholly-owned subsidiary, Hydro One Inc., Hydro One owns and operates substantially all of Ontario's electricity transmission network, and approximately 123,000 circuit kilometres of primary low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

For the years ended December 31, 2018 and 2017, Hydro One's business segments accounted for the Company's total revenues, net of purchased power, as follows:

Year ended December 31	2018	2017
Transmission	52%	51%
Distribution	47%	48%
Other	1%	1%

At December 31, 2018 and 2017, Hydro One's business segments accounted for the Company's total assets as follows:

December 31	2018	2017
Transmission	55%	53%
Distribution	36%	36%
Other	9%	11%

Transmission Segment

Hydro One's transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 98% of Ontario's transmission capacity based on revenue approved by the Ontario Energy Board (OEB). The Company's transmission business consists of the transmission system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The transmission business is rate-regulated and earns revenues mainly from charging transmission rates that are approved by the OEB.

	2018	2017
Electricity transmitted[1] (MWh)	137,436,546	132,090,992
Transmission lines spanning the province (circuit-kilometres)	30,166	30,290
Rate base (millions of dollars)	11,870	11,251
Capital investments (millions of dollars)	985	968
Assets placed in-service (millions of dollars)	1,164	889

1 Electricity transmitted represents total electricity transmission in Ontario by all transmitters.

Distribution Segment

Hydro One's distribution business is the largest in Ontario and consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The distribution business is rate-regulated and earns revenues mainly from charging distribution rates that are approved by the OEB.

	2018	2017
Electricity distributed to Hydro One customers (GWh)	27,338	25,876
Electricity distributed through Hydro One lines (GWh)[1]	38,265	36,525
Distribution lines spanning the province (circuit-kilometres)	123,441	123,361
Distribution customers (number of customers)	1,370,819	1,358,093
Rate base (millions of dollars)	7,852	7,389
Capital investments (millions of dollars)	577	588
Assets placed in-service (millions of dollars)	642	689

1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Hydro One Limited | Annual Report 2018

19

Amended Management's Discussion and Analysis

2018 Distribution Revenues


Embedded Distributors 9%
Large Users 11%
Residential 51%
General Service 29%

Other Business Segment

Hydro One's other business segment consists of the Company's telecommunications business and certain corporate activities. The telecommunications business provides telecommunications support for the Company's transmission and distribution businesses, and also offers communications and information technology solutions to organizations with broadband network requirements utilizing Hydro One Telecom Inc.'s (Hydro One Telecom) fibre optic network to provide diverse, secure and highly reliable broadband connectivity. Hydro One's other business segment is not rate-regulated.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS

Transmission Revenues

Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One's high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company's investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues from providing maintenance services to power generators and from third-party land use.

Distribution Revenues

Distribution revenues include regulated distribution rates approved by the OEB and amounts to recover the cost of purchased power used by the customers of the distribution business. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company's investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One's distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One's distribution service territory. These costs are comprised of the following: the wholesale commodity cost of energy; the Global Adjustment, which is the difference between amounts the IESO pays energy producers for the electricity they produce and the actual fair market value of this electricity; and the wholesale market service and transmission charges levied by the IESO. Hydro One passes the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.

Operation, Maintenance and Administration Costs

OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and other costs such as property taxes related to transmission and distribution lines, stations and buildings and information technology (IT) systems. Transmission OM&A costs are incurred to sustain the Company's high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distance between line spans and trees. Distribution OM&A costs are required to maintain the Company's low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.

Depreciation, Amortization and Asset Removal Costs

Depreciation and amortization costs relate primarily to depreciation of the Company's property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.

Financing Charges

Financing charges relate to the Company's financing activities, and include interest expense on the Company's long-term debt and short-term borrowings, and gains and losses on interest rate swap agreements, contingent foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

Hydro One Limited | Annual Report 2018
20

Amended Management's Discussion and Analysis

RESULTS OF OPERATIONS

Net Income (Loss)

Net loss attributable to common shareholders for the year ended December 31, 2018 of $89 million is a decrease of $747 million or 113.5% from the prior year. Significant influences on earnings included:

- increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;
- higher transmission revenues driven by increased OEB-approved transmission rates;
- higher OM&A costs primarily resulting from:
  - higher vegetation management costs resulting from a change to an improved vegetation program resulting in greater coverage and better reliability,
  - higher property taxes, primarily due to non-recurring favourable re-assessment of payments in lieu of property taxes in 2017,
  - higher project write-offs due to revision of asset replacement strategies and alternatives not pursued, and obsolete inventory and technology, and
  - higher volume of demand maintenance work on power equipment and overhead lines; partially offset by
  - savings related to the renewed IT contract, and
  - lower costs related to the proposed acquisition of Avista Corporation (Merger);
- higher financing charges primarily due to an increase in interest expense incurred on the convertible debentures and short-term notes payable, partially offset by revaluation of the foreign exchange contract related to the Merger; and
- higher income tax expense primarily attributable to a charge to deferred tax expense of $799 million related to the OEB's deferred tax asset and distribution rates decisions, and higher before-tax earnings in 2018, partially offset by higher temporary differences arising from higher in-service additions in 2018, compared to 2017.

EPS and Adjusted EPS

EPS was ($0.15) in 2018, compared to $1.11 in 2017. The decrease in EPS was driven by lower earnings in 2018, as discussed above. Adjusted EPS, which adjusts for income and costs related to the Merger, including gains and losses on the foreign exchange contract, as well as the impacts related to the OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses, was $1.35 in 2018, compared to $1.17 in 2017. The increase in Adjusted EPS was driven by higher net income in 2018, as discussed above, but exclude the impact of items related to the Merger and the impacts related to the OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses. See section "Non-GAAP Measures" for description of Adjusted EPS.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Transmission	1,686	1,578	6.8%
Distribution	4,422	4,366	1.3%
Other	42	46	(8.7%)
Total revenues	6,150	5,990	2.7%
Transmission	1,686	1,578	6.8%
Distribution, net of purchased power	1,523	1,491	2.1%
Other	42	46	(8.7%)
Total revenues, net of purchased power	3,251	3,115	4.4%
Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,485	19,587	4.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	27,338	25,876	5.7%

Transmission Revenues

Transmission revenues increased by 6.8% in 2018 primarily due to the following:

- higher revenues driven by increased OEB-approved transmission rates for 2018;
- higher average monthly Ontario 60-minute peak demand driven by colder winter and warmer summer in 2018; and
- increased 2018 allowed return on equity (ROE) for the transmission business.

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power, increased by 2.1% in 2018 primarily due to the following:

- higher energy consumption resulting from favourable weather in 2018; partially offset by
- lower external revenues in 2018, mainly due to lower late payment charges, connection setup fees and lower storm restorations;
- lower Conservation and Demand Management (CDM) revenue; and
- lower deferred regulatory adjustments, mainly related to the pension cost differential account.

Hydro One Limited | Annual Report 2018

21

Amended Management's Discussion and Analysis

OM&A Costs

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission	409	375	9.1%
Distribution	602	593	1.5%
Other	94	98	(4.1%)
	1,105	1,066	3.7%

Transmission OM&A Costs

The increase of 9.1% in transmission OM&A costs for the year ended December 31, 2018 was primarily due to:

- a reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulation in 2017;
- higher volume of work on vegetation management;
- higher project write-offs due to revision of asset replacement strategies and alternatives not pursued; and
- higher volume of demand maintenance work on power equipment and overhead lines; partially offset by
- lower costs related to the renewed IT contract.

Distribution OM&A Costs

The increase of 1.5% in distribution OM&A costs for the year ended December 31, 2018 was primarily due to:

- higher volume of work on vegetation management;
- higher volume of emergency calls; and
- higher project and inventory write-offs due to revision of asset replacement strategies, alternatives not pursued, and obsolete inventory and technology; partially offset by
- lower storm restoration costs;
- lower costs related to the renewed IT contract; and
- a lower volume of field collections and investigations as a result of extended winter moratorium.

Other OM&A Costs

The decrease in other OM&A costs for the year ended December 31, 2018 was driven by lower consulting and contract costs.

Depreciation, Amortization and Asset Removal Costs

The increase of $20 million or 2.4% in depreciation, amortization and asset removal costs for 2018 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Financing Charges

The increase of $20 million or 4.6% in financing charges for the year ended December 31, 2018 was primarily due to the following:

- a full year of elevated interest expense related to the convertible debentures issued in August 2017; and
- an increase in interest expense on short-term notes payable driven by higher weighted-average interest rates and balance of short-term notes outstanding in 2018; partially offset by
- a decrease in interest expense on long-term debt driven by lower weighted-average interest rate in 2018; and
- an unrealized gain recorded in 2018 due to revaluation of the foreign exchange contract related to the Merger.

Income Tax Expense

Income tax expense was $915 million for the year ended December 31, 2018, compared to $111 million in 2017. The Company realized an effective tax rate (ETR) of approximately 107.6% in 2018, compared to approximately 14.0% in 2017.

As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future. The increase in income tax expense for the year ended December 31, 2018 was primarily attributable to a charge to deferred tax expense of $799 million related to the OEB's deferred tax asset and distribution rates decisions (see section "Regulation – Electricity Rates Applications – Hydro One Networks – Transmission" for details). Higher before-tax earnings for 2018, partially offset by increased temporary differences from higher in-service additions in 2018, also contributed to increased tax expense in 2018, compared to 2017.

Hydro One Limited | Annual Report 2018

22

Amended Management's Discussion and Analysis

Common Share Dividends

In 2018, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 12, 2018	March 13, 2018	March 29, 2018	$ 0.22	131
May 14, 2018	June 12, 2018	June 29, 2018	$ 0.23	137
August 13, 2018	September 11, 2018	September 28, 2018	$ 0.23	137
November 7, 2018	December 11, 2018	December 31, 2018	$ 0.23	137
				542

Following the conclusion of the fourth quarter of 2018, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 20, 2019	March 13, 2019	March 29, 2019	$ 0.23	137

SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2018	2017	2016
Revenues	**6,150**	5,990	6,552
Net income attributable to common shareholders	**(89)**	658	721
Basic EPS	**$ (0.15)**	$ 1.11	$ 1.21
Diluted EPS	**$ (0.15)**	$ 1.10	$ 1.21
Basic Adjusted EPS	**$ 1.35**	$ 1.17	$ 1.21
Diluted Adjusted EPS	**$ 1.35**	$ 1.16	$ 1.21
Dividends per common share declared	**$ 0.91**	$ 0.87	$ 0.97[1]
Dividends per preferred share declared	**$ 1.06**	$ 1.06	$ 1.12

1 The $0.97 per share dividends declared in 2016 included $0.13 for the post-Initial Public Offering (IPO) period from November 5 to December 31, 2015, and $0.84 for the year ended December 31, 2016.

December 31 (millions of dollars)	2018	2017	2016
Total assets	**25,657**	25,701	25,351
Total non-current financial liabilities	**10,479**	9,815	10,084

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Revenues	**1,491**	1,606	1,477	1,576	1,439	1,522	1,371	1,658
Purchased power	**741**	733	674	751	662	675	649	889
Revenues, net of purchased power	**750**	873	803	825	777	847	722	769
Net income (loss) to common shareholders	**(705)**	194	200	222	155	219	117	167
Basic EPS	**$ ($1.18)**	$ 0.33	$ 0.34	$ 0.37	$ 0.26	$ 0.37	$ 0.20	$ 0.28
Diluted EPS	**$ ($1.18)**	$ 0.32	$ 0.33	$ 0.37	$ 0.26	$ 0.37	$ 0.20	$ 0.28
Basic Adjusted EPS[1]	**$ 0.30**	$ 0.38	$ 0.33	$ 0.35	$ 0.29	$ 0.40	$ 0.20	$ 0.28
Diluted Adjusted EPS[1]	**$ 0.29**	$ 0.38	$ 0.32	$ 0.35	$ 0.28	$ 0.40	$ 0.20	$ 0.28

1 See section "Non-GAAP Measures" for description of Adjusted EPS.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

Hydro One Limited | Annual Report 2018

23

Amended Management's Discussion and Analysis

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One's existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service

The following table presents Hydro One's assets placed in-service during the year ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission	1,164	889	30.9%
Distribution	642	689	(6.8%)
Other	7	14	(50.0%)
Total assets placed in-service	1,813	1,592	13.9%

Transmission Assets Placed In-Service

Transmission assets placed in-service increased by $275 million or 30.9% during the year ended December 31, 2018 primarily due to the following:

- substantial completion of major development work at the Clarington transmission station;
- assets placed in-service in 2018 for station sustainment investments, including Horning, NRC, Centralia, London Nelson, St. Isidore, Wanstead, Mohawk, Palmerston, Chenaux, Dryden, and Bruce A transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project;
- higher volume of demand work placed in-service associated with equipment failures;
- higher volume of spare transformers;
- higher volume of overhead lines and component replacement work placed in-service; and
- high volume of work on transmission facilities as a result of a wind storm; partially offset by
- assets placed in-service in 2017 for station sustainment investments, including OverBrook, Hanmer, Aylmer, Leaside, Richview, Goderich, Lakehead, Nepean, and Kirkland Lake transmission stations, as well as DeCew Falls and Hinchinbrooke switching stations;
- substantial investments in major development projects placed in-service in 2017, including the Leamington, Holland, Hawthorne, and Manby transmission stations;
- the completion of the Move-to-Mobile project in June 2017;
- lower volume of wood pole replacements; and
- lower volume of fleet and work equipment purchases.

Distribution Assets Placed In-Service

Distribution assets placed in-service decreased by $47 million or 6.8% during the year ended December 31, 2018 primarily due to the following:

- higher volume of sustainment lines carryover work in 2017;
- lower volume of distribution station refurbishments and spare transformer purchases;
- the completion of the Move-to-Mobile project in June 2017;
- lower volume of wood pole replacements;
- the completion of an operation center in Bolton in February 2017;
- lower volume of fleet and work equipment purchases;
- the completion of the Outage Response Management System project in the third quarter of 2017; and
- the completion of the Company's website redesign project in 2017 to improve customer service and operational efficiencies; partially offset by
- higher volume of emergency power and storm restorations work;
- cumulative investments in the Advanced Distribution System project in 2018;
- cumulative investments in distribution generation connection projects in 2018;
- cumulative investments placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company's sourcing and procurement capabilities;
- increased investments placed in-service for meter sustainment work; and
- the completion of the Bill Redesign project, which included investments in application enhancements and software upgrades.

Hydro One Limited | Annual Report 2018

24

Amended Management's Discussion and Analysis

Capital Investments

The following table presents Hydro One's capital investments during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission			
Sustaining	810	764	6.0%
Development	116	137	(15.3%)
Other	59	67	(11.9%)
	985	968	1.8%
Distribution			
Sustaining	296	280	5.7%
Development	217	227	(4.4%)
Other	64	81	(21.0%)
	577	588	(1.9%)
Other	13	11	18.2%
Total capital investments	1,575	1,567	0.5%

2018 capital investments of $1,575 million were lower than the previously disclosed expected amount of $1,660 million primarily due to:

- re-prioritization of distribution work resulting from the higher volume of storm restoration work, including lower volume of wood pole replacements, lines refurbishment work, distribution system capability projects, and transformer replacements; and
- delayed or deferred projects, including the Integrated System Operations Centre (new site and facility) deferred to future years, deferral of work to 2019 on North American Electric Reliability Corporation (NERC) projects, delays of work to 2019 on the underground cable circuit from Leaside to Main transmission stations, and on the Wanstead, Bronte and Seaton transmission stations; partially offset by
- unplanned work, including the recommencement of Niagara Reinforcement Project, Private Cloud Data Center project, Lake Superior Project, and Advanced Metering Infrastructure initiative; and
- higher volume of storm restoration work.

Transmission Capital Investments

Transmission capital investments increased by $17 million or 1.8% during the year ended December 31, 2018. Principal impacts on the levels of capital investments included:

- higher volume of overhead lines refurbishments and replacements;
- higher volume of demand work associated with equipment failures;
- higher volume of spare transformer purchases;
- higher volume of work required to adhere to the NERC Critical Infrastructure Protection (Cyber Security) standards; and
- higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure; partially offset by
- lower volume of transmission station refurbishments and replacements work;
- lower spend on load customer connections due to the completion of work at Leamington transmission station in 2017 and higher capital contributions received from customers in 2018;
- the completion of the Move-to-Mobile project in 2017;
- decreased investment in fleet and work equipment purchases as a result of fleet standardization and asset specification review; and
- lower volume of wood pole replacements.

Distribution Capital Investments

Distribution capital investments decreased by $11 million or 1.9% during the year ended December 31, 2018. Principal impacts on the levels of capital investments included:

- lower volume of distribution lines and station refurbishments and replacements work;
- lower volume of wood pole replacements;
- decreased investment on fleet and work equipment purchases as a result of fleet standardization and asset specification review;
- lower volume of new connections and upgrades;
- lower spend on Advanced Distribution System infrastructures; and
- the completion of the Move-to-Mobile project in 2017; partially offset by
- increased volume of emergency power and storm restorations work due to higher storm activity in 2018;
- higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure; and
- higher spend on joint-use and line relocation projects due to timing of capital contributions.

Hydro One Limited | Annual Report 2018

25

Amended Management's Discussion and Analysis

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at December 31, 2018:

Project Name	Location	Type	Anticipated In-Service Date (year)	Estimated Cost (millions of dollars)	Capital Cost To Date (millions of dollars)
Development Projects:					
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	56[1]	54
Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	240[1]	238
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019	130	121
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022	157	16
Northwest Bulk Transmission Line Development	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024	35[2]	1
Sustainment Projects:					
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2020	102	99
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	138	123
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	113	65
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	99	59

1 Major portions of the Supply to Essex County Transmission Reinforcement and Clarington Transmission Station projects were completed and placed in-service in 2018. Work on certain minor portions of the project continues in 2019.

2 The scope of the Northwest Bulk Transmission Line Development project, as specified by the IESO on October 24, 2018, is currently limited to the development phase only, reducing the estimated cost to $35 million.

Future Capital Investments

Following is a summary of estimated capital investments by Hydro One over the years 2019 to 2023. The Company's estimates are based on management's expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB's Renewed Regulatory Framework.

The 2019 transmission capital investments estimates differ from the prior year disclosures, representing a decrease to reflect Hydro One's recent one-year inflation-based application for 2019 transmission rates. The 2020 to 2022 transmission capital investments estimates are lower than the prior year disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as reprioritization of work. The projections and the timing of 2020-2023 expenditures are subject to approval by the OEB.

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26

Amended Management's Discussion and Analysis

The following table summarizes Hydro One's annual projected capital investments for 2019 to 2023, by business segment:

(millions of dollars)	2019	2020	2021	2022	2023
Transmission	1,049	1,203	1,329	1,380	1,381
Distribution	751	714	728	814	757
Other	13	15	26	9	10
Total capital investments	**1,813**	**1,932**	**2,083**	**2,203**	**2,148**

The following table summarizes Hydro One's annual projected capital investments for 2019 to 2023, by category:

(millions of dollars)	2019	2020	2021	2022	2023
Sustainment	1,148	1,211	1,467	1,574	1,530
Development	442	502	431	473	468
Other[1]	223	219	185	156	150
Total capital investments	**1,813**	**1,932**	**2,083**	**2,203**	**2,148**

1 "Other" capital expenditures consist of special projects, such as those relating to IT.

SUMMARY OF SOURCES AND USES OF CASH

Hydro One's primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One's capital resource requirements, including the Company's capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2018	2017
Cash provided by operating activities	1,575	1,716
Cash provided by (used in) financing activities	399	(201)
Cash used in investing activities	(1,516)	(1,540)
Increase (decrease) in cash and cash equivalents	**458**	(25)

Cash provided by operating activities

The decrease of $141 million in cash from operating activities for the year ended December 31, 2018 compared to 2017 was impacted by various factors, including improved collection of accounts receivables in 2017 that reached a stabilized level in 2018, and disposition of certain regulatory variance and deferral accounts in 2018, partially offset by higher cash earnings in 2018.

Cash provided by financing activities

Sources of cash

- The Company issued long-term debt of $1,400 million in 2018, compared to no long-term debt issued in 2017.
- The Company received proceeds of $4,242 million from the issuance of short-term notes in 2018, compared to $3,795 million received in 2017.
- In 2017, the Company received proceeds of $513 million, representing the first instalment of the convertible debentures issued, gross of $27 million financing costs, compared to no convertible debenture issuances in 2018.

Uses of cash

- The Company repaid $3,916 million of short-term notes in 2018, compared to $3,338 million repaid in 2017.
- The Company repaid $753 million of long-term debt in 2018, compared to long-term debt of $602 million repaid in 2017.
- Dividends paid in 2018 were $560 million, consisting of $542 million common share dividends and $18 million of preferred share dividends, compared to dividends of $536 million paid in 2017, consisting of $518 million common share dividends and $18 million of preferred share dividends.

Cash used in investing activities

Uses of cash

- Capital expenditures and future use asset purchases were lower in 2018, primarily due to lower volume and timing of capital investment work.

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27

Amended Management's Discussion and Analysis

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through FFO, Hydro One Inc.'s commercial paper program, and the Company's consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At December 31, 2018, Hydro One Inc. had $1,252 million in commercial paper borrowings outstanding, compared to $926 million outstanding at December 31, 2017. The interest rates on the commercial paper borrowings outstanding at December 31, 2018 ranged from 1.9% to 2.3%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,550 million maturing in 2021 and 2022, with no amounts used at December 31, 2018 or 2017. The Company may use these credit facilities for working capital and general corporate purposes. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) for the purpose of funding the payment of the termination fee payable to Avista Corporation as a result of the termination of the Merger Agreement and other Merger related costs. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, the Demand Facility and anticipated levels of FFO are expected to be sufficient to fund the Company's normal operating requirements.

At December 31, 2018, the Company had long-term debt outstanding in the principal amount of $10,716 million which included $10,573 million of long-term debt issued by Hydro One Inc. and long-term debt in the principal amount of $143 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At December 31, 2018, $2.6 billion remained available for issuance until April 2020. The long-term debt consists of notes and debentures that mature between 2019 and 2064, and at December 31, 2018, had a weighted-average term to maturity of approximately 16.3 years and a weighted-average coupon rate of 4.2%.

On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada to replace the universal base shelf prospectus that expired on April 30, 2018. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At December 31, 2018, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.

Acquisition Credit Facilities

For the purpose of bridge financing for the Merger, the Company secured a $1.0 billion non-revolving equity bridge credit facility, and a US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities) in June 2018. As a result of the termination of the Merger agreement (see Other Developments – Avista Corporation Purchase Agreement), on January 24, 2019, the Company cancelled the Acquisition Credit Facilities.

To mitigate the foreign currency risk related to the portion of the Merger purchase price financed by the issuance of convertible debentures, in October 2017, the Company entered into a deal-contingent foreign exchange forward contract to convert $1.4 billion Canadian to US dollars. For the year ended December 31, 2018, an unrealized fair value gain of $25 million was recorded related to this contract, compared to an unrealized fair value loss of $3 million recorded for the year ended December 31, 2017. At December 31, 2018, the corresponding derivative asset was $22 million, compared to a derivative liability of $3 million at December 31, 2017. As a result of the termination of the Merger agreement (see Other Developments – Avista Corporation Purchase Agreement), no payment is due or receivable by Hydro One on the foreign exchange contract.

Compliance

At December 31, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Credit Ratings

Various ratings organizations review the Company's and Hydro One Inc.'s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

On June 20, 2018, Moody's Investors Service (Moody's) downgraded the long-term debt rating for Hydro One Inc. to "Baa1" from "A3", and revised its outlook on Hydro One Inc. to stable from negative. In addition, Moody's affirmed the existing "Prime-2" short-term debt rating for Hydro One Inc. Moody's no longer assigns any probability of extraordinary support from the Province of Ontario (Province) in Hydro One Inc.'s credit analysis which has led to the downgrade.

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28

Amended Management's Discussion and Analysis

On June 15, 2018, S&P Global Ratings (S&P) placed its ratings on the Company and Hydro One Inc. on CreditWatch negative reflecting the likelihood of a one-notch downgrade to both companies due to the Merger. On July 18, 2018, S&P released an update maintaining the CreditWatch negative placement, which continued to reflect the likelihood of a one-notch downgrade in the Company and Hydro One Inc.'s issuer credit rating of "A" due to the Merger, and also incorporated the possibility that the Company's governance structure could result in an additional one-notch downgrade if S&P concludes that recent developments related to the retirement of the Company's Chief Executive Officer (CEO) and the replacement of the Company's Board of Directors (Board) adversely impact management decision making and fails to promote the interests of all stakeholders. See section "Hydro One Board of Directors and Executive Officers" for more information.

On September 13, 2018, S&P lowered its issuer credit ratings on the Company to "A-" from "A". At the same time, S&P lowered the issue-level rating on Hydro One Inc.'s senior unsecured debt by one notch to "A-" from "A" and lowered the rating on Hydro One Inc.'s commercial paper program by one notch to "A-1(low)" from "A-1(mid)" on the Canadian National Scale. All ratings remained on CreditWatch where S&P placed them with negative implications on June 15, 2018. The one-notch downgrade reflected S&P's reassessment of Hydro One's management and governance structure, which according to S&P has weakened following the Province's decision to exert its influence on the Company's compensation structure through legislation, potentially promoting the interests and priorities of one owner above those of other stakeholders.

On December 10, 2018, S&P removed Hydro One's ratings from CreditWatch with negative implications due to S&P's revised assumption that the Merger was unlikely to close as expected, following the Washington Utilities and Transportation Commission (Washington UTC) decision on December 5, 2018 to deny the Merger. Also on this date, S&P placed the issuer credit rating on Hydro One and the issue-level rating on Hydro One Inc.'s senior unsecured debt on negative outlook due to uncertainty about Hydro One's ability to convert its strategy into constructive actions that support the Company's financial performance, broader concerns related to Hydro One's governance, and uncertainty regarding the Company's strategic direction.

At December 31, 2018, Hydro One's corporate credit ratings were as follows:

Rating Agency	Corporate Credit Rating
S&P	A-

At December 31, 2018, Hydro One Inc.'s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody's	Prime-2	Baa1
S&P	A-1 (low)	A-

Hydro One has not obtained a credit rating in respect of any of its securities. An issuer rating from S&P is a forward-looking opinion about an obligor's overall creditworthiness. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due but it does not apply to any specific financial obligation. An obligor with a long-term credit rating of 'A' has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

The rating above is not a recommendation to purchase, sell or hold any of Hydro One's securities and does not comment on the market price or suitability of any of the securities for a particular investor. There can be no assurance that the rating will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by S&P at any time in the future. Hydro One has made, and anticipates making, payments to S&P pursuant to agreements entered into with S&P in respect of the rating assigned to Hydro One and expects to make payments to S&P in the future to the extent it obtains a rating specific to any of its securities.

Effect of Interest Rates

The Company is exposed to fluctuations of interest rates as its regulated ROE is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. See section "Risk Management and Risk Factors – Risks Relating to Hydro One's Business – Market, Financial Instrument and Credit Risk" for more details.

Pension Plan

In 2018, Hydro One contributed approximately $75 million to its pension plan, compared to contributions of approximately $87 million in 2017, and incurred $75 million in net periodic pension benefit costs, compared to $88 million incurred in 2017.

In April 2018, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2017. Based on this valuation and 2018 levels of pensionable earnings, the 2018 annual Company pension contributions of $75 million were comparable to $71 million as estimated at December 31, 2016. Hydro One estimates that total Company pension contributions for 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively.

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29

Amended Management's Discussion and Analysis

The Company's pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section "Critical Accounting Estimates – Employee Future Benefits".

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One's debt and other major contractual obligations and commercial commitments:

December 31, 2018 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)					
Long-term debt – principal repayments	10,716	731	1,456	734	7,795
Long-term debt – interest payments	8,181	448	840	772	6,121
Convertible debentures – principal repayments[1]	513	–	–	–	513
Convertible debentures – interest payments[1]	539	62	123	123	231
Short-term notes payable	1,252	1,252	–	–	–
Pension contributions[2]	476	78	155	160	83
Environmental and asset retirement obligations	186	26	61	59	40
Outsourcing and other agreements	310	161	133	5	11
Operating lease commitments	28	7	15	2	4
Long-term software/meter agreement	39	17	18	3	1
Total contractual obligations	22,240	2,782	2,801	1,858	14,799
Other commercial commitments (by year of expiry)					
Operating Credit Facilities	2,550	–	250	2,300	–
Letters of credit[3]	182	182	–	–	–
Guarantees[4]	325	325	–	–	–
Total other commercial commitments	3,057	507	250	2,300	–

1 As a result of the termination of the Merger agreement (see Other Developments – Avista Corporation Purchase Agreement), on February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million plus accrued and unpaid interest of $7 million.

2 Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable.

3 Letters of credit consist of a $163 million letter of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

4 Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

SHARE CAPITAL

The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 20, 2019, Hydro One had 595,940,880 issued and outstanding common shares.

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 20, 2019, two series of preferred shares are authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At February 20, 2019, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at February 20, 2019 is 6,231,715.

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30

Amended Management's Discussion and Analysis

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One's regulated transmission and distribution businesses. The rates are designed to permit the Company's transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

The following table summarizes the status of Hydro One's major regulatory proceedings with the OEB:

Application	Years	Type	Status
Electricity Rates			
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received[2]
Mergers Acquisitions Amalgamations and Divestitures (MAAD)			
Orillia Power	n/a	Acquisition	OEB decision pending[3]
Peterborough Distribution	n/a	Acquisition	OEB decision pending
Leave to Construct			
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[4]

1 On March 7, 2019, the OEB upheld its Original Decision relating to the deferred tax asset. The Company is currently considering its options under the Appeal.

2 In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

3 In September 2018, Hydro One filed a new MAAD application with the OEB to acquire Orillia Power.

4 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province on January 30, 2019.

The following table summarizes the key elements and status of Hydro One's electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status
Transmission					
Hydro One Networks	2018	9.00% (A)	$11,148 million (A)	Approved in September 2017	Approved in December 2017
	2019	n/a[1]	n/a[1]	Filed in October 2018	To be filed
B2M LP	2018	9.00% (A)	$502 million (A)	Approved in December 2015	OEB decision received
	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018
HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	OEB decision received[2]
Distribution					
Hydro One Networks	2018	9.00% (A)	$7,650 million (F)	Filed in March 2017[3]	To be filed in 2019 Q1
	2019	8.98% (A)	$8,009 million (F)	Filed in March 2017[3]	To be filed in 2019 Q1
	2020	8.98% (F)	$8,412 million (F)	Filed in March 2017[3]	To be filed in 2019 Q4
	2021	8.98% (F)	$8,941 million (F)	Filed in March 2017[3]	To be filed in 2020 Q4
	2022	8.98% (F)	$9,306 million (F)	Filed in March 2017[3]	To be filed in 2021 Q4

1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.

2 In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

3 In June 2018, Hydro One Networks filed an undertaking with the OEB which included updated rate base amounts.

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31

Amended Management's Discussion and Analysis

Electricity Rates Applications

Hydro One Networks – Transmission

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, reductions in OM&A expenses related to compensation by $15 million for each year, and reductions in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Original Decision.

In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of Hydro One Networks' transmission deferred income tax regulatory asset. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, it would also result in an additional impairment of a portion of Hydro One Networks' distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.

Subsequent to year end, on March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks' 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. As a result of this subsequent event that requires adjustment in the 2018 financial statements, the Company has recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the forgone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million. Notwithstanding the recognition of the effects of the decision in the financial statements, the Company is currently considering its options under the Appeal.

See section "Risk Management and Risk Factors - Risks Relating to Hydro One's Business - Risks Relating to Regulatory Treatment of Deferred Tax Asset" for description of related risks.

On November 23, 2017, the OEB approved the 2017 transmission revenue requirement of $1,438 million. In December 2017, the OEB approved the 2018 transmission revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.

On November 23, 2017, the OEB approved the 2017 transmission revenue requirement of $1,438 million. In December 2017, the OEB approved the 2018 transmission revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.

On March 16, 2018, the OEB issued a letter requesting Hydro One to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum 5-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One's distribution and transmission businesses in a single application, and stated that it expected Hydro One to file a single application for distribution rates (including Hydro One Remote Communities) and transmission revenue requirement for the period from 2023 to 2027.

A one-year inflation-based application for 2019 transmission rates was filed with the OEB on October 26, 2018. On December 20, 2018, the OEB issued a decision declaring Hydro One's revenue requirement and the UTRs for 2019 as interim.

Hydro One Networks – Distribution

On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB's incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.

The OEB oral hearing related to Hydro One Networks' application for 2018-2022 distribution rates was held on June 11-28, 2018. On August 31, 2018, Hydro One submitted its final argument. Subsequently, steps were taken to address the outstanding issues related to pole attachment fees and matters relating to recovery of certain amounts paid for executive compensation, as per the *Hydro One Accountability Act* (Accountability Act). See section "Hydro One Board of Directors and Executive Officers" for more information. On December 6, 2018, Hydro One made its final submission on matters relating to the Accountability Act and the impact on revenue requirement. Regarding the pole attachment fees, after following the process outlined by the OEB, Hydro One proposed the use of the province-wide pole attachment rate, effective January 1, 2019. On November 15, 2018, the OEB accepted the proposal. On March 7, 2019, the OEB issued its decision for Hydro One Networks' 2018-2022 distribution rates. See above in "Hydro One Networks – Transmission" for impacts relating to the distribution deferred income tax regulatory asset.

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32

Amended Management's Discussion and Analysis

On June 27, 2018, the OEB issued a letter deferring Hydro One's request for the OEB to approve an alternative method to calculate amounts related to the post-employment benefit costs for Hydro One Networks' distribution business until the next re-basing application is filed, as the OEB noted that the issue is relevant to both the distribution and transmission businesses of Hydro One Networks. In the 2019 transmission rates application filed with the OEB on October 26, 2018, Hydro One requested this decision be made as part of its next transmission re-basing application.

B2M LP

In December 2015, the OEB approved B2M LP's revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017, 2018 and 2019 to adjust its revenue requirement for the following year consistent with the OEB's updated cost of capital parameters. On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP's 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.

On November 23, 2018, a revised 2019 revenue requirement using the updated cost of capital parameters was filed with the OEB. On December 20, 2018, the OEB issued its Decision on UTRs effective January 1, 2019, approving the requested 2019 revenue requirement of $33 million.

HOSSM

HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. On July 26, 2018, HOSSM filed a 2019 application to allow for inflationary increase (Revenue Cap Escalator factor) to its previously approved revenue requirement. The Revenue Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. The proceeding continues and an OEB decision is expected in the second quarter of 2019.

Hydro One Remote Communities

On August 28, 2017, Hydro One Remote Communities filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.

On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase.

Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.

Niagara Reinforcement Limited Partnership (NRLP)

On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M LP.

On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable assets to NRLP and approval of interim rates to include in the 2019 UTRs. On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date. NRLP expects the OEB to decide on this application later in 2019.

MAAD Applications

Orillia Power MAAD Application

In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. The decision indicated that with the exception to pricing, the transaction met the no harm test. Additionally, the OEB indicated that it required additional evidence on the overall cost structure following the deferral period and the impact on Orillia Power's customers. On May 2, 2018, Hydro One and Orillia Power both filed a Motion to Review and Vary the OEB's decision, and on August 23, 2018, the OEB issued a decision upholding its April 12, 2018 decision to deny Hydro One's proposed acquisition of Orillia Power.

On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However it includes additional information that was not available at the time Hydro One filed its 2016 MAAD Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.

On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and the 2018 Application should be heard by the OEB. A decision by the OEB is pending.

Peterborough Distribution MAAD Application

On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau's perspective. The decision of the OEB is still pending. See section "Other Developments – Peterborough Distribution Purchase Agreement" for more information on the acquisition.

Other Applications

East-West Tie / Lake Superior Link

On February 15, 2018, Hydro One filed a Leave to Construct application with the OEB to construct a transmission line (East-West Tie Line) in northwestern Ontario (Lake Superior Link Project), which competed with an application filed by NextBridge to construct the East-West Tie Line. Pursuant to the OEB's direction, on July 26, 2018, the IESO issued its analysis of the

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Amended Management's Discussion and Analysis

impacts of a delay to the in-service date for the construction of the East-West Tie Line. In its analysis, the IESO recommends an in-service date of 2020 for the completion of the East-West Tie Line and does not support a delay beyond 2022, due to increased risks to system reliability and the associated cost uncertainties.

A combined OEB oral hearing for the Hydro One Lake Superior Link Project application, the Hydro One East-West Tie Station Expansion application, and the NextBridge East-West Tie Line application was held in October 2018. On December 20, 2018, the OEB approved Hydro One's East-West Tie Station Expansion application. However, with respect to approval for the Lake Superior Link Project, the OEB decided to add a further step requesting both Hydro One and NextBridge to submit a final not-to-exceed price by January 31, 2019, noting that price will be the deciding factor.

On January 18, 2019, BLP First Nations (BLP) filed a Notice of Appeal to Divisional Court appealing the OEB's December decision, asserting that the OEB decision lacks consideration and application of duty to consult in section 35 of the *Constitution Act, 1982*. On the same date, NextBridge filed a Notice of Appeal to Divisional Court appealing portions of the OEB's December decision that relate to transferring information attained in the environmental assessment process to Hydro One and the disallowance of recovery of a portion of NextBridge's development work. On January 30, 2019, the Minister of Energy, Northern Development and Mines, issued a directive to the OEB to amend NextBridge's electricity transmission licence and allow it to proceed with the East-West Tie transmission line, effectively ending Hydro One's competitive bid to build the Lake Superior Link Project. On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge. As a result, in the first quarter of 2019, Hydro One recognized an impairment loss of approximately $11 million associated with previously capitalized costs related to this project.

OTHER DEVELOPMENTS

Exemptive Relief

Disclosure of Ownership by the Province

On June 6, 2017, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation Inc. (OPG) (on behalf of itself and the segregated funds established as required by the *Nuclear Fuel Waste Act* (Canada)) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One that it owns or controls separately from securities of Hydro One owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities in an information circular or annual information form in respect of securities beneficially owned or controlled by any Non-Aggregated Holder subject to certain conditions.

US GAAP

On March 27, 2018, Hydro One was granted exemptive relief by securities regulators in each province and territory of Canada which allows Hydro One to continue to report its financial results in accordance with US GAAP (Exemptive Relief). The Exemptive Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of Hydro One's financial year that commences after Hydro One ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.

Litigation

Class Action Lawsuit

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff's motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court's decision to the Divisional Court. The appeal was heard in October 2018; the Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal.

Litigation Relating to the Merger

To date, four putative class action lawsuits were filed by purported Avista Corporation shareholders in relation to the Merger. First, *Fink v. Morris, et al.*, was filed in Washington state court and the amended complaint names as defendants Avista Corporation's directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation's directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the Merger has closed. Counsel for the plaintiffs in *Fink* has informally indicated that, in light of the termination of the Merger, the lawsuit will be dismissed, but no formal dismissal papers have been filed with the court at this time. Second, *Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al.*, were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; *Sharpenter* also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. *Jenß, Samuel, and Sharpenter* were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants.

Peterborough Distribution Purchase Agreement

On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough. Hydro One will pay the City of Peterborough $105 million for the transaction. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB

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Amended Management's Discussion and Analysis

for approval of the acquisition. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau's perspective. The decision of the OEB is still pending.

Avista Corporation Purchase Agreement

In July 2017, Hydro One reached an agreement to acquire Avista Corporation. The completion of the Merger was subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, clearance of the Merger by the Committee on Foreign Investment in the United States, the approval by each of the Regulatory Commission of Alaska, the Washington UTC, the Idaho Public Utilities Commission (Idaho PUC), Oregon Public Utility Commission (Oregon PUC), the Public Service Commission of the State of Montana, the United States Federal Energy Regulatory Commission and the United States Federal Communications Commission, and the satisfaction or waiver of certain closing conditions contained in the Merger Agreement.

Following the announcement on July 11, 2018 of the resignation of Hydro One's Board and the immediate retirement of its President and CEO (see section "Hydro One Board of Directors and Executive Officers" for more information), regulatory authorities in Washington and Oregon extended the timetable for arriving at a decision in Hydro One's proposed acquisition of Avista Corporation to mid-December 2018. In addition, the Idaho PUC rescheduled its hearing from July 23, 2018 to November 26-27, 2018. The Idaho PUC denied approval of the merger on January 3, 2019. The Washington UTC denied approval of the merger on December 5, 2018. On December 17, 2018, Hydro One and Avista Corporation filed a petition for reconsideration and a petition for a rehearing with the Washington UTC. On January 8, 2019, the Washington UTC gave notice of the deemed denial by operation of law (effective January 7, 2019) of the petition for reconsideration filed by Hydro One and Avista Corporation. In the same notice, the Washington UTC also denied the petition for a rehearing on the basis that it is moot because of the deemed denial of the petition for reconsideration. In light of the decisions by the Washington UTC and the Idaho PUC to deny approval of the Merger, the Oregon PUC issued an order on January 14, 2019 suspending indefinitely the current procedural schedule in its Merger docket until Hydro One and Avista Corporation inform the Oregon PUC that they have sought a reversal of the denial decisions through appeal or other means that would provide a justiciable issue for the Oregon PUC to address.

On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. On January 24, 2019, the Company cancelled the Acquisition Credit Facilities, with no amounts drawn. On February 1, 2019, Hydro One entered into the Demand Facility for the purpose of funding the payment of the termination fee and other Merger related costs. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, no payment is due or receivable by Hydro One on the foreign exchange contract.

The following amounts related to the termination of the Merger agreement will be recorded by the Company in its 2019 first quarter financial statements:

- approximately $138 million OM&A costs for payment of the US$103 million termination fee;
- $22 million financing charges, due to revaluation of the foreign-exchange contract to $nil and reversal of previously recorded gains;
- repayment of $513 million convertible debentures and related interest of $7 million; and
- $24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.

HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

On July 11, 2018, Hydro One, on behalf of itself and its wholly-owned subsidiary, Hydro One Inc., announced that it had entered into an agreement (Letter Agreement) with the Province for the purpose of the orderly replacement of the Board of Hydro One and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Hydro One also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One and Hydro One Inc. effective July 11, 2018.

On August 14, 2018, Hydro One announced a new Board. Six directors were identified and nominated by an ad hoc nominating committee, comprised of three of the five largest shareholders of Hydro One excluding the Province, and four directors were identified and nominated by the Province, Hydro One's largest shareholder. Each of the directors is independent of both Hydro One and the Province in accordance with the Governance Agreement dated as of November 5, 2015 between Hydro One and the Province (Governance Agreement).

The directors of Hydro One and Hydro One Inc. are the same in accordance with the provisions of the Governance Agreement.

On September 7, 2018, Hydro One announced the appointment of Chris Lopez as Acting Chief Financial Officer (CFO) of Hydro One and Hydro One Inc., effective September 6, 2018. On September 7, 2018, Hydro One announced the appointment of Tom Woods as Chair of the Board of Hydro One and Hydro One Inc., effective September 6, 2018. Patrick Meneley, Executive Vice President and Chief Corporate Development Officer has advised the Company of his decision to leave Hydro One effective March 1, 2019.

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Amended Management's Discussion and Analysis

The following table sets forth information regarding the current directors and executive officers of Hydro One and Hydro One Inc. as at December 31, 2018. Each of the directors was first appointed effective August 14, 2018. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Paul Dobson Texas, USA	52	Acting President and CEO		Acting President and CEO	
Jason Fitzsimmons Ontario, Canada	48	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer	
Gregory Kiraly Arizona, USA	54	Chief Operating Officer		Chief Operating Officer	
Chris Lopez Alberta, Canada	44	Acting CFO		Acting CFO	
Judy McKellar Ontario, Canada	62	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer	
Patrick Meneley Ontario, Canada	55	Executive Vice President and Chief Corporate Development Officer		Executive Vice President and Chief Corporate Development Officer	
James Scarlett Ontario, Canada	65	Executive Vice President and Chief Legal Officer		Executive Vice President and Chief Legal Officer	
Tom Woods[1] Ontario, Canada	66	Director and Chair of the Board	Yes	Director	
Cherie Brant[1] Ontario, Canada	44	Director	Yes	Partner, Dickinson Wright LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith[1] Ontario, Canada	70	Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada	59	Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
David Hay New Brunswick, Canada	63	Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Timothy Hodgson Ontario, Canada	58	Director	Yes	Managing Partner and Director, Alignvest Management Corporation	Governance Committee; Human Resources Committee
Jessica McDonald British Columbia, Canada	49	Director	Yes	Interim President and CEO, Canada Post Corporation	Audit Committee; Human Resources Committee
Russel Robertson[1] Ontario, Canada	71	Director	Yes	Director	Audit Committee; Human Resources Committee
William Sheffield Ontario, Canada	70	Director	Yes	Director	Audit Committee (Chair); Health, Safety, Environment and Indigenous Peoples Committee
Melissa Sonberg Québec, Canada	58	Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair)

1 These directors have been designated as the Province's nominees to the Board of Hydro One for the purpose of the Governance Agreement.

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Amended Management's Discussion and Analysis

The following includes a brief profile of each of the executive officers and directors of Hydro One and Hydro One Inc., which includes a description of their present occupation and their principal occupations for the past five years:

Paul Dobson – Acting President and CEO

Effective July 11, 2018, Paul Dobson was appointed to the role of Acting President and CEO of Hydro One. Mr. Dobson joined the Company as CFO on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulation. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the US. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, IT and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the US. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom. Mr. Dobson is a dual Canadian-US citizen who holds an honours bachelor's degree from the University of Waterloo as well as a Masters of Business Administration (MBA) from the University of Western Ontario and is a CPA, CMA.

Jason Fitzsimmons – Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons was promoted to Chief Corporate Affairs and Customer Care Officer in August 2018, with oversight of the customer service, corporate affairs, marketing and Indigenous relations functions. With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly-regarded leader with a proven track record for successfully executing large-scale transformations and building strong relationships with key stakeholders. In his previous role as Vice President, Labour Relations at Hydro One, Mr. Fitzsimmons played an instrumental role in bringing the company's 400-employee Customer Contact Centre in-house as the Company continuously strives to deliver best-in-class customer service. Prior to joining the Company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and also held a number of executive roles at OPG, including Vice President of Human Resources for the Nuclear division. He is a Certified Human Resource Executive known for his broad experience in labour management as well as his passion for health and safety in the workplace. He was a prior member of the Advisory Board for Ryerson University's Centre for Labour Management Relations and has served on the Board for the Electrical Power Sector Construction Association.

Gregory Kiraly – Chief Operating Officer

Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (COO) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including planning, engineering, construction, operations, maintenance, and forestry; shared services functions including facilities, real estate, fleet, and procurement; and the Hydro One Telecom and Hydro One Remote Communities subsidiaries. Prior to joining Hydro One in 2016, Mr. Kiraly served as Senior Vice President of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor's degree in industrial engineering from New Jersey Institute of Technology and an MBA in finance from Seton Hall University. He is also a graduate of Harvard University's Advanced Management Program.

Chris Lopez – Acting CFO

Effective September 6, 2018, Chris Lopez was appointed as Acting CFO for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, and pensions. Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance, bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

Judy McKellar – Executive Vice President, Chief Human Resources Officer

Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks, an indirect subsidiary of Hydro One, in the Human Resources department over her 30+ year career and was appointed Vice President of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto, and was recently named as one of 2015's 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the "Public Sector" category.

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Amended Management's Discussion and Analysis

Patrick Meneley – Executive Vice President and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One. In this capacity, Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions. Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years leading and building one of the leading corporate and investment banking businesses in Canada, along with a profitable and growing franchise in the US. Mr. Meneley holds an MBA (with distinction) from the University of Western Ontario and a Bachelor of Commerce (with honours) from the University of British Columbia.

James Scarlett – Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys LLP in March 2000 and held a number of leadership roles at the firm, including head of Torys LLP's Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm's Executive Committee from 2009-2015. Prior to joining Torys LLP, Mr. Scarlett was a Partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. Mr. Scarlett also holds his ICD.D.

Thomas D. Woods (provincial nominee) – Board Chair
Public Directorships (other than Hydro One and Hydro One Inc.): Bank of America Corporation

Public Board Interlocks: None

Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and served as Vice Chairman until his retirement in 2014.

Mr. Woods has served on the boards of Bank of America Corporation since 2016, Alberta Investment Management Corporation. Mr. Woods has also acted as Board Chair of Providence St. Joseph's St. Michael's Health Care since 2017 and CIBC Children's Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited and Covenant House (Board Chair). Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from University of Toronto, and an MBA from Harvard Business School.

Cherie L. Brant (provincial nominee)
Public Directorships (other than Hydro One and Hydro One Inc.): None

Public Board Interlocks: None

Ms. Brant has been a Partner at Dickinson Wright's Toronto law office since 2013 where she has an Indigenous law practice with a focus on commercial real estate, energy and transmission and First Nations economic development. Ms. Brant provides strategic counsel to several First Nations and industry clients seeking to develop projects with First Nations and to understand and address Indigenous rights and interests. As lead counsel, Ms. Brant was instrumental in forming one of the largest First Nations-led limited partnerships in Canada resulting in the Ontario First Nations Sovereign Wealth LP's share purchase of approximately 2.4% of Hydro One Limited.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wikwemikong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women's College Hospital and Trillium Gift of Life.

Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

Blair Cowper-Smith (provincial nominee)
Public Directorships (other than Hydro One and Hydro One Inc.): None

Public Board Interlocks: None

Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions, a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith's Board experience includes numerous advisory assignments, including governance advisory assignments, with boards of directors including OMERS, Stelco, Hammerson, and includes existing or prior director appointments and board committee leadership roles with companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships which led to a long-term interest in infrastructure policy and delivery of infrastructure based services to Canadians.

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Amended Management's Discussion and Analysis

Mr. Cowper-Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D. He is a member of the Law Society of Ontario.

Anne Giardini, O.C., O.B.C., Q.C.
Public Directorships (other than Hydro One and Hydro One Inc.):
Nevsun Resources Ltd.

Public Board Interlocks: None

Ms. Giardini has been a corporate director since 2014 and Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President until her retirement in 2014. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.

Ms. Giardini also serves on the boards of Nevsun Resources Ltd., Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc. and Weyerhaeuser Company Limited.

Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia where she is a member of the Law Society of British Columbia (and formerly in Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.

David Hay
Public Directorships (other than Hydro One and Hydro One Inc.):
EPCOR Utilities Inc.

Public Board Interlocks: None

Mr. Hay is a corporate director and Managing Director of Delgatie Incorporated (2015). He is the former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as his major focus (2010 to 2015). From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick.

Mr. Hay also serves on the boards of EPCOR, SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited where he was Vice-Chair.

Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College) and holds his ICD.D.

Timothy E. Hodgson
Public Directorships (other than Hydro One and Hydro One Inc.):
Alignvest Acquisition II Corporation and MEG Energy Corp.

Public Board Interlocks: None

Mr. Hodgson has been a Managing Partner of Alignvest Management Corporation since 2012. Mr. Hodgson is also the Chief Compliance Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012, where he lead the Bank's market infrastructure initiatives to build a new repo clearinghouse business for Canada; reform Canada's over-the-counter derivatives markets; and review changes to systemically important market infrastructure businesses in Canada.

From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010 with overall responsibilities for the firm's operations, client relationships and regulatory matters in the region.

Mr. Hodgson currently sits on the boards of The Public Sector Pension Investment Board (PSP Investments), MEG Energy, Alignvest Acquisition II Corporation, and Next Canada. Mr. Hodgsons's prior directorships include The Global Risk Institute, KGS-Alpha Capital Markets, and the Richard Ivey School of Business. Mr. Hodgson also served on the board of Bridgepoint Health for eight years until July 2014.

Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Chartered Professional Accountant (CPA), Chartered Accountant (CA) and holds his ICD.D.

Jessica L. McDonald
Public Directorships (other than Hydro One and Hydro One Inc.):
Coeur Mining Inc. and Trevali Mining Corporation

Public Board Interlocks: None

Ms. McDonald has been Chair of the Board of Directors and Interim President and Chief Executive Officer of Canada Post Corporation since 2017. From 2014 to 2017, she served as President and Chief Executive Officer of British Columbia Hydro & Power Authority. Ms. McDonald was also Executive Vice President of HB Global Advisors Corp., as well as a successful practice in mediation and negotiation on major commercial and industrial projects. In addition, Ms. McDonald has held many positions with the BC government, including the most senior public service position in the provincial government as Deputy Minister to the Premier, Cabinet Secretary and Head of the BC Public Service from 2005 to 2009, responsible for overseeing all aspects of government operations.

Ms. McDonald also serves on the boards of Coeur Mining Inc. and Trevali Mining Corporation, and is on the Member Council of Sustainable Development Technology Canada. Previous directorships include Powertech Labs (Chair) and Powerex Corp.

Ms. McDonald has a Bachelor of Arts (Political Science) from the University of British Columbia. She is also a member of the Institute of Corporate Directors and holds her ICD.D.

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Amended Management's Discussion and Analysis

Russel C. Robertson (provincial nominee)
Public Directorships (other than Hydro One and Hydro One Inc.): Bausch Health Companies Inc. and Turquoise Hill Resources Ltd.

Public Board Interlocks: None

Mr. Robertson is a corporate director and served as Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group from 2008 to 2016. Mr. Robertson has served as Chief Financial Officer, BMO Financial Group and Executive Vice President, Business Integration where he oversaw the integration of Harris Bank and M&I Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson has also served on the board of Bausch Health Companies Inc. since 2016 and acts as the chairperson of the Audit and Risk Committee and has served on the Board of Turquoise Hill Resources since 2012. Previous directorships include Virtus Investment Partners, Inc.

Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors and holds his ICD.D.

William H. Sheffield
Public Directorships (other than Hydro One and Hydro One Inc.): Houston Wire & Cable Company, Velan Inc.

Public Board Interlocks: None

Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.

Mr. Sheffield has served on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also serves on the boards of Velan, Inc., Burnbrae Farms Ltd., Longview Aviation Capital, Family Enterprise Xchange, and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.

Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. Mr. Sheffield also holds his ICD.D and in 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the US. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Melissa Sonberg
Public Directorships (other than Hydro One and Hydro One Inc.): Exchange Income Corporation

Public Board Interlocks: None

Ms. Sonberg is a corporate director and has been Adjunct Professor and Executive-in-Residence at McGill University's Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, now part of AIMIA. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg also serves on the boards of Exchange Income Corporation, MD Financial Holdings, Inc., Canadian Professional Sales Association, Group Touchette, Women in Capital Markets and Equitas – International Centre for Human Rights. Previous directorships include Rideau, Inc., Via Rail Canada, University of Ottawa, International Advisory Board and the McGill University Health Centre.

Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds her ICD.D.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2018, the directors and executive officers of Hydro One and its subsidiaries beneficially owned, controlled or directed, directly or indirectly, as a group, 15,905 common shares, which represented approximately 0.003% of the outstanding common shares.

As at December 31, 2018, approximately 36.4% of the executives (those who hold a vice president role and above or equivalent) (12 out of 33) across Hydro One and its major subsidiaries, including 1 of 5 executive officers, are women.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

- none of the directors or executive officers of Hydro One or Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One or Hydro One Inc. is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
- none of the directors or executive officers of Hydro One or Hydro One Inc. is, or within the last 10 years has served as, a director, CEO, or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or
- none of the directors or executive officers of Hydro One or Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One or Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

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Amended Management's Discussion and Analysis

Blair Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (Golf Town) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.

Penalties or Sanctions

None of the directors or executive officers of Hydro One or Hydro One Inc., nor any shareholder holding shares sufficient to materially affect control of Hydro One or Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of Hydro One's and Hydro One Inc.'s knowledge, there are no existing material potential conflicts of interest among Hydro One or any of its subsidiaries and the directors or executive officers of Hydro One or any of its subsidiaries as a result of their outside business interests as at the date hereof. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Hydro One or Hydro One Inc. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.

Interest of Management and Others in Material Transactions

There are no material interests, direct or indirect, of any director or executive officer of Hydro One and its subsidiaries, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect Hydro One or Hydro One Inc.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Independence Matters

The Board of Hydro One and Hydro One Inc. currently consists of 10 directors, all of whom are independent of Hydro One and Hydro One Inc. and independent of the Province within the meaning of the Governance Agreement.

For Hydro One's purposes, an independent director is one who is independent of Hydro One and independent of the Province. Directors will be independent of Hydro One if they are independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors. Pursuant to Canadian securities laws, a director who is "independent" within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director's independent judgement, with certain specified relationships deemed to be non-independent. A director will be "independent of the Province" if he or she is independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One's parent under that definition, but excluding current directors where the relationship ended before August 31, 2015. The Governance Agreement requires each of the directors, other than the CEO, to be both independent of Hydro One and independent of the Province. The Chair of Hydro One is independent of Hydro One and the Province.

The following table summarizes the committee memberships and independence status of Board members:

	Committees				Independence	
Director	Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee	Independent of Hydro One	Independent of the Province
Cherie Brant		v		v	v	v
Blair Cowper-Smith		v	v		v	v
Anne Giardini	v			v	v	v
David Hay	v			v	v	v
Timothy Hodgson		v	v		v	v
Jessica McDonald	v		v		v	v
Russel Robertson	v		v		v	v
William Sheffield	v			v	v	v
Melissa Sonberg		v	v		v	v
Tom Woods					v	v

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Amended Management's Discussion and Analysis

Diversity Policy

The Board has adopted a board diversity policy which formalizes the company's commitment to diversity and its desire to maintain a board comprising talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which it operates, including an appropriate number of female directors. The Board aspires towards a board composition in which each gender comprises at least 40% of the directors on the Board. Currently, the Board includes four female directors (40%).

Director Attendance

Directors are expected to attend board meetings, meetings of the committees on which they serve and the annual meeting of shareholders.

Number of Board and Committee Meetings (August 13, 2018 to December 31, 2018)[1]:

	Regular	Non-Regular	In Camera Sessions
Board	2	11	13
Audit Committee	1	4	5
Health, Safety, Environment and Indigenous Peoples Committee	1	–	1
Human Resources Committee	2	3	5
Governance Committee	1	3	4

1 All of the current directors were appointed directors of Hydro One effective August 13, 2018. The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each committee thereof hold joint meetings.

Audit Committee

The Audit Committee must consist of at least three directors, all of whom are persons determined by Hydro One to be both "independent" (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and "financially literate" (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – *Audit Committees*). At least one member of the Audit Committee will qualify as an "audit committee financial expert" as defined by the applicable rules of the US Securities and Exchange Commission. The Audit Committee comprises William Sheffield (Chair), Anne Giardini, David Hay, Jessica McDonald and Russel Robertson. Each of the Audit Committee members is independent and financially literate and each has an understanding of the accounting principles used to prepare Hydro One's financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Russel Robertson and David Hay each qualify as an audit committee financial expert.

Please refer to the biographies of our Audit Committee members described under "– Directors and Executive Officers" above for details of their additional invaluable skills and experience.

Human Resource Committee

Hydro One's management team, the Human Resources Committee and the Company's compensation advisors all play a key role in determining executive compensation for the company's directors and executives and in managing compensation risk on behalf of the Board of Hydro One. The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management.

All of the members of the Human Resources Committee are independent. The Human Resources Committee comprises Melissa Sonberg (Chair), Blair Cowper-Smith, Timothy Hodgson, Jessica McDonald and Russel Robertson. All of the members of the Human Resources Committee have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

- human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation));
- risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
- executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our Human Resources Committee members described under "– Directors and Executive Officers" above for details of their additional invaluable skills and experience.

CEO Selection Committee

The Board has also formed an ad hoc CEO Selection Committee to identify and select a President and CEO.

Compensation Policies and Practices

Other than as set forth in Hydro One's management information circular dated March 19, 2018 prepared in connection with the annual meeting of shareholders held on May 15, 2018 or as otherwise described below, there have been no material changes to the policies and practices adopted by the Board of Hydro One or Hydro One Inc. to determine compensation for Hydro One's or Hydro One Inc.'s directors and executive officers since January 1, 2018.

Changes to Hydro One's Board and CEO Compensation

As disclosed under "– Directors and Executive Officers" above, on July 11, 2018, Hydro One, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the Board of Hydro One and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. In

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Amended Management's Discussion and Analysis

accordance with the Letter Agreement, Hydro One has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One and Hydro One Inc. Board volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One and Hydro One Inc. Board also volunteered and agreed to forego any compensation for their service after June 30, 2018.

In connection with Mr. Schmidt's retirement, he received amounts consistent with Hydro One's retirement policies applicable to his outstanding equity awards and his employment agreement as previously disclosed and was not entitled to severance. Mr. Schmidt received a $0.4 million lump sum payment in lieu of all post-retirement benefits and allowances.

Urgent Priorities Act (formerly, Bill 2)

In July 2018, the Province introduced the *Urgent Priorities Act, 2018* (Urgent Priorities Act), which amended the *Ontario Energy Board Act, 1998* (OEB Act) and introduced the *Hydro One Accountability Act* (Accountability Act). The Accountability Act came into force in August 2018. The Accountability Act requires the Board to establish a new compensation framework for the Board, the CEO and other executives, in consultation with the Province and the other five largest shareholders of Hydro One Limited (which framework must include policies governing severance and other entitlements in connection with any termination of employment). The new compensation framework is not effective until approved by Management Board of Cabinet of the Province. In addition, the Management Board of Cabinet of the Province has the authority to issue directives governing the compensation of directors and certain executives of Hydro One and its subsidiaries (excluding subsidiaries incorporated outside Canada). In February 2019, the Board published a revised compensation framework that complies with the requirements of the Urgent Priorities Act. The Accountability Act also requires Hydro One to annually provide public disclosure concerning compensation paid to certain executives. The Accountability Act may adversely impact Hydro One and Hydro One Inc.'s ability to continue to attract and retain executives.

The OEB Act was amended to preclude the OEB from approving or fixing rates for Hydro One or any of its subsidiaries that include any amount in respect of compensation paid to the CEO and other executives. The impact of this amendment is expected to restrict Hydro One's ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is expected to result in a reduction to Hydro One's net income for the year ending December 31, 2019 of up to $14 million and is subject to a final determination by the OEB. The reduction may be materially lower, depending on the determination by the OEB of the executives whose compensation is to be excluded. The Urgent Priorities Act expressly provides that certain causes of action and proceedings are not available or will be barred against the Province, Hydro One or any of its subsidiaries, or any of its current or former officers, directors, employees or agents in respect of the Accountability Act, the Province's involvement in compensation matters or other aspects of the corporate governance of Hydro One or any of its subsidiaries or any alleged misrepresentation in any prospectus, document or other public statement related to the involvement of the Province in compensation matters at Hydro One or any of its subsidiaries.

Province of Ontario

Notwithstanding the Governance Agreement, and in light of actions taken by the Province following the provincial election in June 2018 including the passage of the Urgent Priorities Act, the Province may elect to make further decisions relevant to Hydro One that could be detrimental to the interests of various stakeholders of Hydro One.

HYDRO ONE WORK FORCE

Hydro One has a skilled and flexible work force of approximately 5,700 regular employees and 2,200 non-regular employees province-wide, comprising of a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One's regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company's trade unions for variable workers, sometimes referred to as "hiring halls", and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly utilize highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

The following table sets out the number of Hydro One employees as at December 31, 2018:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1]	3,583	856	4,439
Society of United Professionals (Society)	1,458	36	1,494
Canadian Union of Skilled Workers (CUSW) and construction building trade unions[2]	—	1,277	1,277
Total employees represented by unions	5,041	2,169	7,210
Management and non-represented employees	667	22	689
Total employees[3]	5,708	2,191	7,899

1 Includes 715 non-regular "hiring hall" employees covered by the PWU agreement.

2 The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA).

3 The average number of Hydro One employees in 2018 was approximately 8,600, consisting of approximately 5,650 regular employees and approximately 2,950 non-regular employees.

Collective Agreements

On March 1, 2018, Hydro One insourced its customer service operations (CSO), which had been previously outsourced to Inergi LP and Vertex Customer Management (Canada) Limited since 2002. The insourcing was facilitated through labour agreements reached with the PWU and the Society (formerly the Society of Energy Professionals) in 2017.

The prior collective agreement with the PWU expired on March 31, 2018. On March 26, 2018, Hydro One and the PWU reached a tentative agreement, and on June 27, 2018, the agreement was ratified by the PWU. The term of the agreement is for two years ending on March 31, 2020.

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Amended Management's Discussion and Analysis

Stock-based Compensation

During 2018 and 2017, the Company granted awards under its LTIP, consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options, all of which are equity settled. At December 31, 2018 and 2017, the following LTIP awards were outstanding:

December 31 (number of units)	2018	2017
PSUs	605,180	429,980
RSUs	442,470	393,430
Stock Options	949,910	–

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company's operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company's assets.

Year ended December 31 (millions of dollars)	2018	2017
Net cash from operating activities	1,575	1,716
Changes in non-cash balances related to operations	23	(113)
Preferred share dividends	(18)	(18)
Distributions to noncontrolling interest	(8)	(6)
FFO	1,572	1,579

Adjusted Net Income and Adjusted EPS

The following basic and diluted Adjusted EPS has been calculated by management on a supplementary basis which excludes costs and income related to the Avista Corporation acquisition, as well as the impacts related to the OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses, from net income attributable to common shareholders. Adjusted EPS is used internally by management to assess the Company's performance and is considered useful because it excludes the impact of acquisition-related costs and loss or gain on the foreign exchange contract, as well as the impacts related to the OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses. It provides users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Year ended December 31 (millions of dollars, except number of shares and EPS)	2018	2017
Net income (loss) attributable to common shareholders	(89)	658
Impacts related to Avista Corporation acquisition:		
OM&A – Avista Corporation-related costs (before tax)	11	20
Financing charges – Avista Corporation-related costs (before tax)	58	22
Financing charges – loss (gain) on foreign exchange contract (before tax)	(25)	3
Tax impact	(15)	(9)
Avista Corporation-related impacts (after tax)	29	36
Impacts related to OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses:		
Reversal of revenues	68	–
Deferred tax expense	799	–
OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	867	–
Adjusted net income attributable to common shareholders	807	694
Weighted average number of shares		
Basic	595,756,470	595,287,586
Effect of dilutive stock-based compensation plans	2,147,473	2,234,665
Diluted	597,903,943	597,522,251
Adjusted EPS		
Basic	$ 1.35	$ 1.17
Diluted	$ 1.35	$ 1.16

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Amended Management's Discussion and Analysis

Revenues, Net of Purchased Power

Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2018	2017
Revenues	6,150	5,990
Less: Purchased power	2,899	2,875
Revenues, net of purchased power	3,251	3,115

Year ended December 31 (millions of dollars)	2018	2017
Distribution revenues	4,422	4,366
Less: Purchased power	2,899	2,875
Distribution revenues, net of purchased power	1,523	1,491

FFO, basic and diluted Adjusted EPS, Adjusted Net Income, Revenues, Net of Purchased Power, and Distribution Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under US GAAP.

RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.4% ownership at December 31, 2018. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province. The following is a summary of the Company's related party transactions during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)

Related Party	Transaction	2018	2017
Province	Dividends paid	275	301
IESO	Power purchased	1,636	1,583
	Revenues for transmission services	1,615	1,521
	Amounts related to electricity rebates	477	357
	Distribution revenues related to rural rate protection	239	247
	Distribution revenues related to the supply of electricity to remote northern communities	35	32
	Funding received related to CDM programs	62	59
OPG	Power purchased	10	9
	Revenues related to provision of services and supply of electricity	9	8
	Costs related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	8	8

RISK MANAGEMENT AND RISK FACTORS

Risks Relating to Hydro One's Business

Regulatory Risks and Risks Relating to Hydro One's Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the OEB will not approve the Company's transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB's review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One's transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement and cash flows could be impacted.

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Amended Management's Discussion and Analysis

Risks Relating to Actual Performance Against Forecasts

The Company's ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company's approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company's financial condition and results of operations.

Further, the OEB approves the Company's transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company's revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company's current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company's costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company's overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company's revenues from the same period of the previous year. The Company's load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.

Risks Relating to Regulatory Treatment of Deferred Tax Asset

As a result of leaving the payments in lieu of corporate income taxes (PILs) Regime and entering the federal tax regime in connection with the IPO of the Company, Hydro One recorded additional deferred tax assets due to the revaluation of the tax basis of Hydro One's fixed assets at their fair market value and recognition of eligible capital expenditures. At the time of the IPO, the Company determined the tax savings derived from the additional deferred tax assets should accrue to the shareholders of Hydro One Limited. The OEB's September 28, 2017 decision (Original Decision) (see details above in "Regulation – Electricity Rates Applications – Hydro One Networks – Transmission") altered Hydro One's allocation of the tax savings derived from the additional deferred tax assets and determined a portion of the tax savings should be accrued to the ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Divisional Court of Ontario (Appeal) which was stayed pending the outcome of the Motion. In both cases, the Company's position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between the shareholders and ratepayers.

On March 7, 2019, the OEB issued a decision upholding its Original Decision on the handling of the deferred tax asset. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks' 2018–2022 distribution rates in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. Based on these decisions, the Company recognized a total one-time $867 million decrease to net income, which represents the amount of $885 million as previously disclosed, reduced by $18 million related to forgone revenue and net tax recovery adjustments. The Company is currently considering its options with respect to the Appeal.

Risks Relating to Other Applications to the OEB

The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the OEB.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting methodology, or revenue requirement determination may have a material negative impact on Hydro One's revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company.

The OEB's recent Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital, over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company's most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.

When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company's allowed cost of capital (including ROE), then the result could be a decrease in the Company's financial performance.

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Amended Management's Discussion and Analysis

To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company's revenues.

Risks Relating to Capital Expenditures

In order to be recoverable, capital expenditures require the approval of the OEB, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the OEB. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology may be required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the OEB may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.

Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower than expected approved revenue requirement or rate base, potential asset impairment or charges to the Company's results of operations, any of which could have a material adverse effect on the Company.

Risk of Recoverability of Total Compensation Costs

The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Any element of total compensation costs which is disallowed in whole or part by the OEB and not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company.

The changes flowing from the Urgent Priorities Act are expected to restrict Hydro One's ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is estimated to result in a reduction in Hydro One's net income for the year ending December 31, 2019 of up to $14 million, and is subject to a final determination by the OEB. The reduction may be materially lower, depending on the determination by the OEB of the executives whose compensation is to be excluded.

Risks Relating to Government Action

The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.

Governments may pass legislation or regulation at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One (for example, potential government actions relating to the Province's election promise to reduce hydro rates by 12%). Such government actions could adversely affect the Company's financial condition and results of operations, as well as public opinion and the Company's reputation. Government action may also hinder Hydro One's ability to pursue its strategy and/or objectives.

Additionally, involvement by the Province in placing constraints on executive compensation may inhibit the Company's ability to attract and retain qualified executive talent, which may also impact the Company's performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.

In June 2018, Moody's downgraded the long-term debt rating for Hydro One Inc. and in September 2018, S&P lowered its issuer credit ratings on the Company and Hydro One Inc. (as detailed above in the "Credit Ratings" section). These ratings downgrades reflect the ratings agencies' assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company's current credit ratings could adversely affect the Company's financial condition and results of operations, and a downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt.

Executive Recruitment and Retention Risk

Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Urgent Priorities Act may inhibit the Company's ability to attract and retain qualified executive talent. The Company's strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.

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Amended Management's Discussion and Analysis

Management Retention
In the fourth quarter of 2018, the Company entered into retention agreements with certain of its key officers, namely Messrs. Dobson, Kiraly, Meneley, Scarlett, Lopez and Ms. McKellar, in order to ensure stability in the organization and to allow the Company sufficient time to complete its recruitment of a new CEO and support the transition to a renewed senior management team. The retention arrangements are intended to ensure the continued employment of those officers for periods ranging from February 28, 2019 through May 31, 2019 depending on the officer. The retention agreements generally confirm, among other things, that so long as the individual does not resign prior to a specified date (being the retention date), certain key terms (other than severance) of the individual's employment arrangements will be respected, including the vesting of his or her outstanding share-based awards and a pro-rata portion of his or her short-term and long-term incentive in respect of the 2019 fiscal year. To date, Mr. Meneley has notified the Company that he intends to resign effective March 1, 2019, and Ms. McKellar has notified the Company that she intends to retire effective April 1, 2019. The retention agreements may be extended by mutual agreement, however, there is no assurance that any of the key officers will remain after their retention dates, in which case the Company could have a lack of senior management to run the Company's business. While the Company has succession plans in place for certain key officers, there is no assurance that there will not be an impact on the Company's business if any or all such key officers resign before, on, or after, their respective retention dates. In addition, there is no assurance that the Company will be able to attract and retain qualified replacement officers on a timely basis, or at all, in order to replace these individuals. The failure to attract and retain qualified officers could have a material adverse effect on the Company.

Indigenous Claims Risk
Some of the Company's current and proposed transmission and distribution assets are or may be located on reserve (as defined in the *Indian Act* (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Metis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims and/or settlement of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company's operations, including the development of current and future projects.

The Company's operations and activities may give rise to the Crown's duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the *Indian Act*, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company's operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro's businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, the OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company's business. See also "– Health, Safety and Environmental Risk".

For example, Hydro One's licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the NERC and Northeast Power Coordinating Council, Inc. (NPCC). The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such incremental costs. Failure to obtain such approvals could have a material adverse effect on the Company.

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There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One's revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates. For example, the federal government's November 2018 Fall Economic Statement announced measures related to accelerated investment incentives which, if implemented, could have a material adverse impact on Hydro One.

Risk of Natural and Other Unexpected Occurrences

The Company's facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks, events which originate from third-party connected systems, or any other potentially catastrophic events. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One's business. The Company's facilities may not withstand occurrences of these types in all circumstances. The Company could also be subject to claims for damages from events which may be proximately connected with the Company's assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company's other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company's facilities that are located in remote areas.

Risk Associated with Information Technology Infrastructure and Data Security

The Company's ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex IT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company's increasing reliance on information systems and expanding data networks increases its exposure to information security threats. The Company's transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and IT, which only apply to certain of the Company's assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of IT security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB's Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.

Cyber-attacks or unauthorized access to corporate and IT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Due to operating critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.

Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Labour Relations Risk

The substantial majority of the Company's employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One's flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the PWU for a renewal collective agreement with a two-year term, covering the period from April 1, 2018 to March 31, 2020. The Company also reached a renewal collective agreement with the CUSW for a five-year term, covering the period from May 1, 2017 to April 30, 2022. Additionally, the EPSCA and a number of construction unions have reached renewal agreements, to which Hydro One is bound, for a five-year term, covering the period from May 1, 2015 to April 30, 2020. Agreements were also reached with the Society and the PWU to facilitate the insourcing of CSO services effective March 1, 2018. Future negotiations with unions present the risk of a labour disruption and the ability to sustain the continued supply of energy to customers. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its requirements of providing service to customers. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2019 include the Society agreement and the PWU CSO agreement, expiring on March 31, 2019 and September 30, 2019, respectively.

Work Force Demographic Risk

By the end of 2018, approximately 16% of the Company's employees who are members of the Company's defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2019, approximately 18% could be eligible. These percentages are not evenly spread across the Company's work force, but tend to be most significant in the most senior levels of the Company's staff and especially among management staff. During 2018, approximately 4% of the Company's work force (down from 5% in 2017) elected to retire. Accordingly, the Company's

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continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company's work programs.

In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company's current and potential employees being sought after possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One's business could have a material adverse effect on the Company.

Risk Associated with Arranging Debt Financing

The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments, including $731 million in 2019, $653 million in 2020, and $803 million in 2021. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.'s $1.5 billion commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2019 and 2020. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company's existing indebtedness and capital expenditures. The Company's ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company's results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions. A downgrade in the Company's credit ratings could restrict the Company's ability to access debt capital markets and increase the Company's cost of debt. Any failure or inability on the Company's part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.

Market, Financial Instrument and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk. In the future, the Company may be exposed to additional foreign exchange risk in connection with other acquisitions or transactions in which it completes in a currency other than Canadian dollars. Although the Company may attempt to mitigate such risk through hedging transactions, there can be no assurance any such hedge will fully mitigate the risk of currency exchange fluctuations.

The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company estimates that a decrease of 100 basis points in the combination of the forecasted long-term Government of Canada bond yield and the A-rated utility corporate bond yield spread used in determining its rate of return would reduce the Company's transmission business' 2020 net income by approximately $25 million. For the distribution business, after distribution rates are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company's service agreements with these retailers in accordance with the OEB's Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition and Capital Projects

The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. The connection of large numbers of generation facilities to the distribution network has resulted in greater than expected usage of some of the Company's equipment. This increases maintenance requirements and may accelerate the aging of the Company's assets.

Execution of the Company's capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, *Environmental Assessment Act* (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers' service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result

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Amended Management's Discussion and Analysis

in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. External factors are considered in the Company's planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company's networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company's ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company's share of Ontario's transmission network would be reduced.

Health, Safety and Environmental Risk

The Company is subject to provincial health and safety legislation. Findings of a failure to comply with this legislation could result in penalties and reputational risk, which could negatively impact the Company. The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Contamination of the Company's properties could limit its ability to sell or lease these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company's balance sheet. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects.

Hydro One emits certain greenhouse gases, including sulphur hexafluoride or "SF_6". There are increasing regulatory requirements and costs, along with attendant risks, associated with the release of such greenhouse gases, all of which could impose additional material costs on Hydro One.

Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

Pension Plan Risk

Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2017, and was filed in April 2018, covering a three-year period from 2018 to 2020. Hydro One's contributions to its pension plan satisfy, and are expected to satisfy, minimum funding requirements. Contributions beyond 2020 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company's pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and other post-employment benefits (OPEB) amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently reports and recovers its pension expense on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers or material negative impacts on the company should recovery of costs be disallowed by the OEB. See "– Other Post-Employment and Post-Retirement Benefits Risks".

Other Post-Employment and Post-Retirement Benefits Risks

The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs, this could result in income volatility, due to an inability of the company to book the difference between the accrual and cash as a regulatory asset. A determination that some of the Company's post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

Risk Associated with Outsourcing Arrangements

Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company's business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors

The Province owns some of the corridor lands underlying the Company's transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company's systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

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Amended Management's Discussion and Analysis

Litigation Risks
In the normal course of the Company's operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company's business operations, which could adversely affect the Company. See also "Other Developments – Litigation – Class Action Lawsuit".

One of the four putative class action lawsuits commenced since the announcement of the Merger is still in existence, namely a putative class action lawsuit that has been filed by two Avista Corporation shareholders in Washington state court which names Hydro One, Olympus Holding Corp. and Olympus Corp. as defendants and alleges that they aided and abetted Avista Corporation's directors' breach of their fiduciary duties in connection with the Merger. The court issued an order staying the litigation until after the Merger has closed. Counsel for the plaintiffs in Fink has informally indicated that, in light of the termination of the Merger, the lawsuit will be dismissed, but no formal dismissal papers have been filed with the court at this time. The lawsuit and other potential legal proceedings could have an adverse impact on Hydro One. See also "Other Developments – Litigation – Litigation Relating to the Merger".

Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company's transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company's operations.

Reputational, Public Opinion and Political Risk
Reputation risk is the risk of a negative impact to Hydro One's business, operations or financial condition that could result from a deterioration of Hydro One's reputation. Hydro One's reputation could be negatively impacted by changes in public opinion, attitudes towards the Company's privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events or political actions could have negative impacts on Hydro One's business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One's planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.

Risks Associated with Acquisitions
While the Company has experience in operating in the Ontario electricity market, if it were to pursue acquisitions in other markets it would need to develop or obtain additional expertise in these new markets. Such acquisitions would include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs. Realization of the anticipated benefits would depend, in part, on the Company's ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management's attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company's business, results of operations, financial condition or cash flows.

Risks Relating to the Company's Relationship with the Province

Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions

The Province currently owns approximately 47.4% of the outstanding common shares of Hydro One. The Electricity Act restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number of voting securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. Accordingly, the Province is expected to continue to maintain a significant ownership interest in voting securities of Hydro One for an indefinite period.

As a result of its significant ownership of the common shares of Hydro One, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject to the restrictions in the Governance Agreement. Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager, there is a risk that the Province's engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other investors. Notwithstanding the Governance Agreement, and in light of actions taken by the Province following the provincial election in June 2018, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One. See "Risks Relating to Government Action" above.

The share ownership restrictions in the *Electricity Act* (Share Ownership Restrictions) and the Province's significant ownership of common shares of Hydro One together effectively prohibit one or more persons acting together from acquiring control of Hydro One. They also may limit or discourage transactions involving other fundamental changes to Hydro One and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other voting securities.

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Amended Management's Discussion and Analysis

Nomination of Directors and Confirmation of CEO and Chair

Although director nominees (other than the CEO) are required to be independent of both the Company and the Province pursuant to the Governance Agreement, there is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province's interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One. This, combined with the fact certain matters require a two-thirds vote of the Board, could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the CEO.

Board Removal Rights

Under the Governance Agreement, the Province has the right to withhold from voting in favour of all director nominees and has the right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province's discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other stakeholders of Hydro One.

More Extensive Regulation

Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on the Company. See "Risks Relating to Government Action" above.

Prohibitions on Selling the Company's Transmission or Distribution Business

The *Electricity Act* prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares.

Future Sales of Common Shares by the Province

Although the Province has indicated that it does not intend to sell further common shares of Hydro One, the registration rights agreement between Hydro One and the Province dated November 5, 2015 (available on SEDAR at www.sedar.com) grants the Province the right to request that Hydro One file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares of Hydro One. Future sales of common shares of Hydro One by the Province, or the perception that such sales could occur, may materially adversely affect market prices for these common shares and impede Hydro One's ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized.

Limitations on Enforcing the Governance Agreement

The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of voting securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect to other director nominees. Hydro One's ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the *Proceedings Against the Crown Act* (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province's actions. A remedy of damages would be available to Hydro One, but damages may not be an effective remedy, depending on the nature of the Province's non-compliance with the Governance Agreement.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company's accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:

Revenues

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Regulatory Assets and Liabilities

Hydro One's regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, share-based compensation costs, forgone revenue, and environmental liabilities. The Company's regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that

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the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.

Environmental Liabilities

Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company's environmental liabilities represent management's best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company's current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

Employee Future Benefits

Hydro One's employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company's current and retired employees. Employee future benefits costs are included in Hydro One's labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:

Weighted Average Discount Rate

The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on "AA"-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2018 increased to 3.90% (from 3.40% at December 31, 2017) for pension benefits and increased to 4.00% (from 3.40% at December 31, 2017) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates.

Expected Rate of Return on Plan Assets

The expected rate of return on pension plan assets of 6.50% is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan's investment policy effective November 11, 2016. A new investment policy was adopted by Hydro One effective May 14, 2018 which will be implemented over the next several years. Hydro One's current expectation is that the new investment policy will not be fully implemented until 2021-2022. As such, with the implementation timing noted above, the investment policy effective November 11, 2016 would continue to be appropriate for the December 31, 2018 disclosures and the 2019 registered pension plan expense.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company's long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan's balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.60% per annum as at December 31, 2017 to approximately 1.40% per annum as at December 31, 2018. Given the Bank of Canada's commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2018.

Salary Increase Assumptions

Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan, and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One's expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period.

Mortality Assumptions

The Company's employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2018 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.

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Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017, which resulted in a change in the prescription drug, dental and hospital trends used for 2017 and 2018 year-end reporting purposes. A 1% increase in the health care cost trends would result in a $23 million increase in 2018 interest cost plus service cost, and a $230 million increase in the benefit liability at December 31, 2018.

Valuation of Deferred Tax Assets

Hydro One assesses the likelihood of realizing deferred tax assets by reviewing all readily available current and historical information, including a forecast of future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.

Asset Impairment

Within Hydro One's regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. The Company regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2018, no asset impairment had been recorded for assets within Hydro One's regulated or unregulated businesses.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2018. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company's management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the direction of the Company's CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company's disclosure controls and procedures were effective as at December 31, 2018.

Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2018.

Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.

There were no changes in the design of the Company's internal control over financial reporting during the three months ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the operation of the Company's internal control over financial reporting.

Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

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NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017	ASC 606 *Revenue from Contracts with Customers* replaced ASC 605 *Revenue Recognition*. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.	January 1, 2018	On January 1, 2018, Hydro One adopted ASC 606 using the retrospective method, without the election of any practical expedients. Upon adoption, there was no material impact to the Company's revenue recognition policy and no adjustments were made to prior period reported financial statements amounts. The Company has included the disclosure requirements of ASC 606 for annual and interim periods in the year of adoption.
ASU 2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company's employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 – Significant Accounting Policies and Note 12 – Regulatory Assets and Liabilities.

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11 2018-20	February 2016 – December 2018	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes. ASU 2018-20 provides relief to lessors that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties.	January 1, 2019	Hydro One reviewed its existing leases and other contracts that are within the scope of ASC 842. Apart from the existing leases, no other contracts contained lease arrangements. Upon adoption in the first quarter of 2019, the Company will utilize the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. As a result, comparatives will not be updated. The Company will elect the package of practical expedients and the land easement practical expedient upon adoption. The impact to Hydro One's financial statements will be the recognition of approximately $27 million Right-of-Use (ROU) assets and corresponding lease obligations on the Consolidated Balance Sheet. The ROU assets and lease obligations represent the present value of the Company's remaining minimum lease payments for leases with terms greater than 12 months. Discount rates used in calculating the ROU assets and lease obligations correspond to the Company's incremental borrowing rate.

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Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2018-07	June 2018	Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.	January 1, 2019	No impact upon adoption
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018	Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2021	Under assessment
2018-15	August 2018	The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.	January 1, 2020	Under assessment

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SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2018	2017	Change
Revenues			
Distribution	1,138	1,049	8.5%
Transmission	342	379	(9.8%)
Other	11	11	0.0%
	1,491	1,439	3.6%
Costs			
Purchased power	741	662	11.9%
OM&A			
Distribution	167	146	14.4%
Transmission	114	79	44.3%
Other	27	19	42.1%
	308	244	26.2%
Depreciation, amortization and asset removal costs	217	214	1.4%
	1,266	1,120	13.0%
Income before financing charges and income taxes	225	319	(29.5%)
Financing charges	123	119	3.4%
Income before income taxes	102	200	(49.0%)
Income taxes	800	38	2,005.3%
Net income (loss)	(698)	162	(530.9%)
Net income (loss) attributable to common shareholders of Hydro One	(705)	155	(554.8%)
Basic EPS	$ (1.18)	$ 0.26	(553.8%)
Diluted EPS	$ (1.18)	$ 0.26	(553.8%)
Basic Adjusted EPS	$ 0.30	$ 0.29	3.4%
Diluted Adjusted EPS	$ 0.29	$ 0.28	3.6%
Capital Investments			
Distribution	168	161	4.3%
Transmission	292	267	9.4%
Other	7	3	133.3%
	467	431	8.4%
Assets Placed In-Service			
Distribution	253	207	22.2%
Transmission	698	522	33.7%
Other	1	4	(75.0%)
	952	733	29.9%

Net Income (Loss)

Net loss attributable to common shareholders for the quarter ended December 31, 2018 of $705 million is a decrease of $860 million or 554.8% from the prior year net income. Significant influences on earnings included:

- increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;
- higher transmission revenues driven by increased OEB-approved transmission rates;
- higher OM&A costs primarily resulting from:
  - higher vegetation management costs resulting from a change to an improved vegetation program resulting in greater coverage and better reliability,
  - higher property taxes, primarily due to non-recurring favourable re-assessment of payments in lieu of property taxes in 2017,
  - higher stations and lines maintenance costs,
  - insurance proceeds received in Q4 2017,
  - higher HST recovery in 2017, and
  - higher costs related to the Merger;
- higher income tax expense primarily attributable to a charge to deferred tax expense of $799 million related to the OEB's deferred tax asset and distribution rates decisions, partially offset by higher temporary differences arising from a combination of higher in-service additions, the asset mix and higher pension and OPEB contributions in excess of accounting expense in the fourth quarter of 2018, compared to 2017.

EPS and Adjusted EPS

EPS was ($1.18) for the fourth quarter of 2018, compared to $0.26 in 2017. The decrease in EPS was driven by lower earnings for the fourth quarter of 2018, as discussed above. Adjusted EPS was $0.30 in the fourth quarter

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of 2018, compared to $0.29 in 2017. The increase in Adjusted EPS was driven by higher net income for the fourth quarter of 2017, net of impacts related to the Merger and the impacts related to the OEB's deferred tax asset decision on Hydro One Networks' distribution and transmission businesses.

Revenues

The quarterly decrease of $37 million or 9.8% in transmission revenues was primarily due to impacts of the OEB's deferred tax asset decision, partially offset by higher revenues driven by increased OEB-approved transmission rates for 2018, and higher average monthly Ontario 60-minute peak demand driven by favourable weather in the fourth quarter of 2018.

The quarterly increase of $10 million or 2.6% in distribution revenues, net of purchased power, was primarily due to higher energy consumption resulting from favourable weather in the fourth quarter of 2018 and higher deferred regulatory adjustments; partially offset by lower CDM revenue.

OM&A Costs

The quarterly increase of $35 million or 44.3% in transmission OM&A costs was primarily due to a non-recurring reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulation in 2017, higher volume of demand maintenance work on power equipment and overhead lines, insurance proceeds received in 2017 due to equipment failures at the Fairchild and Campbell transmission stations, and higher volume of work on vegetation management.

The quarterly increase of $21 million or 14.4% in distribution OM&A costs was primarily due to higher volume of work on vegetation management, and higher volume of emergency calls, partially offset by lower storm restoration costs, and lower costs related to the renewed IT contract.

A further increase of $8 million in other OM&A is driven primarily by higher costs related to the Merger.

Financing Charges

The quarterly increase of $4 million or 3.4% in financing charges was primarily due to an increase in interest expense on long-term debt resulting from an increase in weighted-average long-term debt balance outstanding during the quarter, partially offset by an unrealized loss recorded in 2017 due to revaluation of the foreign exchange contract related to the Merger.

Income Taxes

Income tax expense for the fourth quarter of 2018 increased by $762 million compared to 2017, and the Company realized an ETR of approximately 784.3% in the fourth quarter of 2018, compared to approximately 19.0% realized in 2017. This was primarily attributable to a charge to deferred tax expense of $799 million related to the OEB's deferred tax asset and distribution rates decisions (see section "Regulation – Electricity Rates Applications – Hydro One Networks – Transmission" for details). This increase was partially offset by an increase in tax deductions arising from higher in-service additions coupled with an increased allocation to a higher depreciation class, as well as higher pension and other post-employment benefit (OPEB) contributions for tax purposes. The Company is required to accrue taxes based on the tax liability without considering the temporary differences as prescribed by the regulator.

Assets Placed In-Service

The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following:

- assets placed in-service in the fourth quarter of 2018 for station sustainment investments, including Horning, Centralia, London Nelson, St. Isidore, Wanstead, Palmerston, Chenaux, and Dryden transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project;
- higher volume of demand work placed in-service associated with equipment failures; and
- higher volume of overhead lines and component replacement work placed in-service; partially offset by
- substantial investments in major development projects placed in-service in 2017, including Leamington and Holland transmission stations; and
- assets placed in-service in the fourth quarter of 2017 for station sustainment investments, including OverBrook, Hanmer, and Leaside transmission stations.

The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:

- timing of investments placed in-service for system capability reinforcement projects;
- cumulative investments in the Advanced Distribution System project placed in-service in 2018; and
- cumulative investments in distribution generation connection projects placed in-service in 2018; partially offset by
- the completion of the Company's website redesign project to improve customer service and operational efficiencies; and
- timing of demand work on large joint-use and line relocation projects.

Capital Investments

The increase in transmission capital investments during the fourth quarter was primarily due to the following:

- higher volume of overhead lines refurbishments and replacements;
- higher volume of demand work associated with equipment failures;
- higher volume of work required to adhere to the NERC Cyber Security standards;
- timing of project work on major development projects, including the Niagara Reinforcement, Lake Superior Link, and East-West Tie Connection projects, as well as work at Clarington and Holland transmission stations; and
- higher volume of spare transformer purchases; partially offset by
- lower volume of transmission station refurbishments and replacements work.

The increase in distribution capital investments during the fourth quarter was primarily due to the following:

- higher spend on joint use and line relocation projects due to timing of capital contributions; and
- increased volume of emergency power and storm restorations work due to higher storm activity in 2018.

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HYDRO ONE HOLDINGS LIMITED – UNAUDITED CONSOLIDATING SUMMARY FINANCIAL INFORMATION

Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated November 23, 2018. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 – *Continuous Disclosure Obligations* providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at and for the years ended December 31, 2018 and December 31, 2017 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

For the year ended December 31 (millions of dollars, unaudited)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Revenue	12	16	—	—	6,243	6,053	(105)	(79)	6,150	5,990
Net Income (Loss) Attributable to Common Shareholders	(74)	(43)	22	(3)	47	745	(84)	(41)	(89)	658

As at December 31 (millions of dollars, unaudited)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited	
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Current Assets	159	117	22	—	2,054	1,444	(744)	(542)	1,491	1,019
Non-Current Assets	5,799	6,423	—	—	41,597	41,745	(23,230)	(23,486)	24,166	24,682
Current Liabilities	97	83	—	3	4,391	3,933	(1,460)	(1,279)	3,028	2,740
Non-Current Liabilities	1,516	1,514	3	—	22,373	21,403	(10,906)	(10,209)	12,986	12,708

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company's oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company's business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company's transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company's liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company's financing activities; the Company's maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expectations regarding the deferred tax asset; the Appeal; the OEB; the Exemptive Relief; NRLP and the Niagara Reinforcement Project, the Lake Superior Link Project, and related regulatory applications; the Company's share capital and conversion of outstanding awards under the share grant plans and the LTIP; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of post-employment benefit costs; dividends; credit ratings and related risks; Hydro One's strategy; effect of interest rates; non-GAAP measures; critical accounting estimates, including environmental liabilities, regulatory assets and liabilities, and employee future benefits; occupational rights; internal control over financial reporting and disclosure; recent accounting-related guidance; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; the Demand Facility; the Company's acquisitions and mergers, including Orillia Power and Peterborough Distribution; expected outcomes and impacts relating to the termination of the Merger; the Urgent Priorities Act, the Accountability Act, and anticipated impacts; Hydro One's new compensation framework; expectations relating to executive compensation and potential impacts on Hydro One; anticipated and potential senior management departures and possible impacts; retention arrangements; the Company's ability to attract and retain qualified officers; risk associated with acquisitions; anticipated impact of measures related to accelerated investment initiatives; climate change; cyber and data security; expectations related to work force demographics; class action litigation, including litigation relating to the Merger; foreign exchange risk; the Province's ownership of Hydro One, and conflicts that may arise between the Province and Hydro One from time to time; government actions and the potential impacts on Hydro One and its business; future sales of shares of Hydro One; and reputational, public opinion and political risk. Words such as "expect", "anticipate", "intend", "attempt", "may", "plan", "will", "believe", "seek", "estimate", "goal", "aim", "target", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

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These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario's electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company's distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company's business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

- risks associated with the Province's share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;
- regulatory risks and risks relating to Hydro One's revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;
- the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
- the risk of exposure of the Company's facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
- public opposition to and delays or denials of the requisite approvals and accommodations for the Company's planned projects;
- risks associated with the Province exercising further legislative and regulatory powers in the implementation of the Urgent Priorities Act and the Accountability Act;
- the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));
- the risks associated with information system security and maintaining a complex IT system infrastructure;
- the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company's rate decisions;
- the risks related to the Company's work force demographic and its potential inability to attract and retain qualified personnel;
- risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
- the risk of a credit rating downgrade and its impact on the Company's funding and liquidity;
- risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;
- the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company's assets or to carry out projects in a timely manner;
- the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;
- the risk that assumptions that form the basis of the Company's recorded environmental liabilities and related regulatory assets may change;
- the risk of not being able to recover the Company's pension expenditures in future rates and uncertainty regarding the future egulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
- the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
- the risks associated with economic uncertainty and financial market volatility;
- the inability to prepare financial statements using US GAAP;
- the impact of the ownership by the Province of lands underlying the Company's transmission system; and
- the risk related to the impact of the new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section "Risk Management and Risk Factors" in this MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company's outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company's future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com and the Company's website at www.HydroOne.com/Investors.

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Management's Report

The Amended Consolidated Financial Statements, Management's Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Amended Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51–102.

The preparation of the Amended Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management's judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Amended Consolidated Financial Statements. The preparation of the Amended Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures and internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective at a reasonable level of assurance as of December 31, 2018. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors.

The Amended Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors' responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors' Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Amended Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.

On behalf of Hydro One's management:

Paul Dobson
Acting President and
Chief Executive Officer

Christopher Lopez
Acting Chief Financial Officer

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hydro One Limited

Opinion on the Amended Consolidated Financial Statements

We have audited the accompanying amended consolidated balance sheet of Hydro One Limited (the Company) as of December 31, 2018, the related amended consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year then ended, and the related amended notes (collectively, the amended consolidated financial statements). In our opinion, the amended consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with US generally accepted accounting principles.

Basis for Opinion

These amended consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these amended consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the amended consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the amended consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2008

Toronto, Canada
March 25, 2019

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Independent Auditors' Report

To the Shareholders and Board of Directors of Hydro One Limited

We have audited the accompanying consolidated financial statements of Hydro One Limited, which comprise the consolidated balance sheet as at December 31, 2017, the consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro One Limited as at December 31, 2017, and its consolidated results of operations and its consolidated cash flows for the year then ended in accordance with US generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 25, 2019

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Amended Consolidated Statements of Operations and Comprehensive Income (Loss)

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2018	2017
Revenues		
Distribution (includes $280 related party revenues; 2017 – $284) (Note 27)	4,422	4,366
Transmission (includes $1,617 related party revenues; 2017 – $1,523) (Note 27)	1,686	1,578
Other	42	46
	6,150	5,990
Costs		
Purchased power (includes $1,648 related party costs; 2017 – $1,594) (Note 27)	2,899	2,875
Operation, maintenance and administration (Note 27)	1,105	1,066
Depreciation, amortization and asset removal costs (Note 5)	837	817
	4,841	4,758
Income before financing charges and income taxes	1,309	1,232
Financing charges (Note 6)	459	439
Income before income taxes	850	793
Income taxes (Note 7)	915	111
Net income (loss)	(65)	682
Other comprehensive income	4	1
Comprehensive income (loss)	(61)	683
Net income (loss) attributable to:		
Noncontrolling interest (Note 26)	6	6
Preferred shareholders	18	18
Common shareholders	(89)	658
	(65)	682
Comprehensive income attributable to:		
Noncontrolling interest (Note 26)	6	6
Preferred shareholders	18	18
Common shareholders	(85)	659
	(61)	683
Earnings per common share (Note 24)		
Basic	$ (0.15)	$ 1.11
Diluted	$ (0.15)	$ 1.10
Dividends per common share declared (Note 23)	$ 0.91	$ 0.87

See accompanying notes to Amended Consolidated Financial Statements.

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Amended Consolidated Balance Sheets

December 31 (millions of Canadian dollars)	2018	2017
Assets		
Current assets:		
Cash and cash equivalents	483	25
Accounts receivable (Note 8)	628	636
Due from related parties (Note 27)	255	253
Other current assets (Note 9)	125	105
	1,491	1,019
Property, plant and equipment (Note 10)	20,687	19,947
Other long-term assets:		
Regulatory assets (Note 12)	1,721	3,049
Deferred income tax assets (Note 7)	1,018	987
Intangible assets (Note 11)	410	369
Goodwill	325	325
Other assets	5	5
	3,479	4,735
Total assets	25,657	25,701
Liabilities		
Current liabilities:		
Short-term notes payable (Note 15)	1,252	926
Long-term debt payable within one year (Notes 15, 17)	731	752
Accounts payable and other current liabilities (Note 13)	956	905
Due to related parties (Note 27)	89	157
	3,028	2,740
Long-term liabilities:		
Long-term debt (includes $845 measured at fair value; 2017 – $541) (Notes 15, 17)	9,978	9,315
Convertible debentures (Notes 16, 17)	489	487
Regulatory liabilities (Note 12)	326	128
Deferred income tax liabilities (Note 7)	58	71
Other long-term liabilities (Note 14)	2,135	2,707
	12,986	12,708
Total liabilities	16,014	15,448
Contingencies and Commitments (Notes 29, 30)		
Subsequent Events (Note 4, 16, 17, 32)		
Noncontrolling interest subject to redemption (Note 26)	21	22
Equity		
Common shares (Note 22)	5,643	5,631
Preferred shares (Note 22)	418	418
Additional paid-in capital (Note 25)	56	49
Retained earnings	3,459	4,090
Accumulated other comprehensive loss	(3)	(7)
Hydro One shareholders' equity	9,573	10,181
Noncontrolling interest (Note 26)	49	50
Total equity	9,622	10,231
	25,657	25,701

See accompanying notes to Amended Consolidated Financial Statements.

On behalf of the Board of Directors:

Tom Woods
Chair

William Sheffield
Chair, Audit Committee

66 Hydro One Limited | Annual Report 2018

Amended Consolidated Statements of Changes in Equity

Year ended December 31, 2018 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders' Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2018	5,631	418	49	4,090	(7)	10,181	50	10,231
Net income (loss)	—	—	—	(71)	—	(71)	4	(67)
Other comprehensive income	—	—	—	—	4	4	—	4
Distributions to noncontrolling interest	—	—	—	—	—	—	(5)	(5)
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(542)	—	(542)	—	(542)
Common shares issued	12	—	(12)	—	—	—	—	—
Stock-based compensation (Note 25)	—	—	19	—	—	19	—	19
December 31, 2018	5,643	418	56	3,459	(3)	9,573	49	9,622

Year ended December 31, 2017 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholders' Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2017	5,623	418	34	3,950	(8)	10,017	50	10,067
Net income	—	—	—	676	—	676	4	680
Other comprehensive income	—	—	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	—	—	(18)	—	(18)	—	(18)
Dividends on common shares	—	—	—	(518)	—	(518)	—	(518)
Common shares issued	8	—	(8)	—	—	—	—	—
Stock-based compensation (Note 25)	—	—	23	—	—	23	—	23
December 31, 2017	5,631	418	49	4,090	(7)	10,181	50	10,231

See accompanying notes to Amended Consolidated Financial Statements.

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Amended Consolidated Statements of Cash Flows

Year ended December 31 (millions of Canadian dollars)	2018	2017
Operating activities		
Net income (loss)	(65)	682
Environmental expenditures	(22)	(24)
Adjustments for non-cash items:		
Depreciation and amortization (Note 5)	747	727
Regulatory assets and liabilities	35	112
Deferred income taxes	890	85
Unrealized loss (gain) on foreign exchange contract	(25)	3
Other	38	18
Changes in non-cash balances related to operations (Note 28)	(23)	113
Net cash from operating activities	1,575	1,716
Financing activities		
Long-term debt issued	1,400	—
Long-term debt repaid	(753)	(602)
Short-term notes issued	4,242	3,795
Short-term notes repaid	(3,916)	(3,338)
Convertible debentures issued (Note 16)	—	513
Dividends paid	(560)	(536)
Distributions paid to noncontrolling interest	(8)	(6)
Other (Note 16)	(6)	(27)
Net cash from (used in) financing activities	399	(201)
Investing activities		
Capital expenditures (Note 28)		
Property, plant and equipment	(1,418)	(1,467)
Intangible assets	(120)	(80)
Capital contributions received (Note 28)	7	9
Other	15	(2)
Net cash used in investing activities	(1,516)	(1,540)
Net change in cash and cash equivalents	458	(25)
Cash and cash equivalents, beginning of year	25	50
Cash and cash equivalents, end of year	483	25

See accompanying notes to Amended Consolidated Financial Statements.

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Notes to Amended Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1. DESCRIPTION OF THE BUSINESS

Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the *Business Corporations Act* (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). The acquisition of Hydro One Inc. by Hydro One was accounted for as a common control transaction and Hydro One is a continuation of business operations of Hydro One Inc. At December 31, 2018, the Province held approximately 47.4% (2017 – 47.4%) of the common shares of Hydro One.

The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Rate Setting

The Company's transmission business consists of the transmission system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON) in respect of the Bruce-to-Milton transmission line. Hydro One's distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).

Ontario Energy Board (OEB) March 7, 2019 Decisions and Amended Consolidated Financial Statements

Subsequent to year end, on March 7, 2019, the OEB issued a decision on its reconsideration of its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements dated September 28, 2017 (Original Decision) with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act* (Ontario) to tax payments under the federal and provincial tax regime which occurred when Hydro One Limited became a public company listed on the Toronto Stock Exchange.

The March 7, 2019 OEB decision has been determined to be a Type I subsequent event under United States (US) Generally Accepted Accounting Principles (GAAP) and as such the Company is required to update the consolidated financial statements previously issued on February 20, 2019, to reflect the subsequent event in connection with filing its annual report on Form 40-F with the US Securities and Exchange Commission, so that they reflect events to the date of approval of the Form 40-F. As a result, the financial impact of this OEB decision has been reflected in these amended consolidated financial statements, as more fully discussed in Note 12 – Regulatory Assets and Liabilities.

Transmission

In December 2017, the OEB approved Hydro One Networks' 2018 rates revenue requirement of $1,511 million. See Note 12 – Regulatory Assets and Liabilities for additional information.

In December 2015, the OEB approved B2M LP's 2015-2019 rates revenue requirements of $39 million, $36 million, $37 million, $38 million and $37 million for the respective years. On May 10, 2018, the OEB issued its decision and rate order on B2M LP's 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.

HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. In September 2017, the OEB issued its decision and Order on HOSSM's 2017 transmission rate application, denying the requested revenue requirement. HOSSM's 2016 approved revenue requirement of $41 million remained in effect for 2017 and 2018.

Distribution

In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. The requested revenue requirements, updated in June 2018, are $1,514 million for 2018, $1,561 million for 2019, $1,607 million for 2020, $1,681 million for 2021, and $1,722 million for 2022. The OEB decision was received on March 7, 2019. See Note 32(D) – Subsequent Events – OEB Regulatory Decisions.

On November 17, 2017, Hydro One filed with the OEB a request for 2018 interim rates based on 2017 OEB-approved rates, adjusted for an updated load forecast. On December 1, 2017, the OEB denied this request and set interim 2018 rates based on 2017 OEB- approved rates with no adjustments.

On August 28, 2017, Hydro One Remote Communities filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Amended Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with US GAAP and in Canadian dollars.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods.

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Notes to Amended Consolidated Financial Statements

Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations, goodwill and asset impairments, contingencies, unbilled revenues, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company's regulatory assets represent amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company's assessment is made, unless the change meets the requirements for a Type I subsequent event.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

The Company adopted Accounting Standard Codification (ASC) 606 – *Revenue from Contracts with Customers* on January 1, 2018 using the retrospective method, without the election of any practical expedients. There was no material impact to the Company's revenue recognition policy as a result of adopting ASC 606, and no adjustments were made to prior period reported financial statements amounts.

Nature of Revenues

Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved Uniform Transmission Rates (UTR) and the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTR is based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.

Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company's best estimate of losses on billed accounts receivable balances. The Company estimates the allowance for doubtful accounts on billed accounts receivable by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the billed accounts receivable balances are based on historical overdue balances, customer payments and write-offs. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.

Noncontrolling interest

Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.

If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.

Income Taxes

Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.

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Notes to Amended Consolidated Financial Statements

Deferred Income Taxes
Deferred income taxes are provided for using the liability method. Under this method, deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more-likely-than-not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

As approved by the regulator, the Company's Canadian subsidiaries recover income tax expense in customer rates based on income taxes that are currently payable, except for certain regulatory balances for which deferred income tax expense is recovered from, or refunded to, customers in current rates, as prescribed by the regulator. The Company records regulatory assets and liabilities associated with deferred income tax assets and liabilities that will be included in the rate-setting process.

Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements
Easements include statutory rights of use for transmission corridors and abutting lands granted under the *Reliable Energy and Consumer Protection Act, 2002*, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company's intangible assets primarily represent major computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company's weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

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Notes to Amended Consolidated Financial Statements

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2017 for Hydro One Networks' distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average Service Life	Rate Range	Rate Average
Property, plant and equipment:			
Transmission	55 years	1% – 3%	2%
Distribution	46 years	1% – 7%	2%
Communication	16 years	1% – 15%	6%
Administration and service	20 years	1% – 20%	6%
Intangible assets	10 years	10%	10%

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

Based on assessment performed as at September 30, 2018, the Company has concluded that goodwill was not impaired at December 31, 2018.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset's carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One's long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management's intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2018 and 2017, no asset impairment had been recorded for assets within either the Company's regulated or unregulated businesses.

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Notes to Amended Consolidated Financial Statements

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading and for convertible debentures, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt or convertible debentures on the Consolidated Balance Sheets. Deferred issuance costs are amortized over the contractual life of the related debt or convertible debentures on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and OCI. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms. All financial instrument transactions are recorded at trade date.

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company's risk management policy disclosed in Note 17 – Fair Value of Financial Instruments and Risk Management.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statements of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and are carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2018 or 2017.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

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73

Notes to Amended Consolidated Financial Statements

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company's pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its defined benefit pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the Consolidated Statements of Operations and Comprehensive Income.

Defined Benefit Pension

Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management's best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year. Hydro One records a regulatory asset equal to the net underfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs and a portion directly related to acquisition and development of capital assets not exceeding the service cost component of accrual basis defined benefit pension costs is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).

Post-retirement and Post-employment Benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

For post-retirement benefits, all actuarial gains or losses are deferred using the "corridor" approach. The amount calculated above the "corridor" is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the "corridor" approach. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.

Stock-Based Compensation

Share Grant Plans

Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur.

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74

Notes to Amended Consolidated Financial Statements

Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors' and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company's common share closing price at the end of each reporting period.

Long-term Incentive Plan (LTIP)
The Company measures the awards issued under its LTIP, at fair value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm's length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.

When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is determined with a discount rate that equates to the Company's credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company's transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company's easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.

The Company's asset retirement obligations recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities.

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75

Notes to Amended Consolidated Financial Statements

3. NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017	ASC 606 *Revenue from Contracts with Customers* replaced ASC 605 *Revenue Recognition*. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.	January 1, 2018	On January 1, 2018, Hydro One adopted ASC 606 using the retrospective method, without the election of any practical expedients. Upon adoption, there was no material impact to the Company's revenue recognition policy and no adjustments were made to prior period reported financial statements amounts. The Company has included the disclosure requirements of ASC 606 for annual and interim periods in the year of adoption.
ASU 2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company's employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 – Significant Accounting Policies and Note 12 – Regulatory Assets and Liabilities.

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Impact on Hydro One
2016-02 2018-01 2018-10 2018-11 2018-20	February 2016 – December 2018	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes. ASU 2018-20 provides relief to lessors that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties.	January 1, 2019	Hydro One reviewed its existing leases and other contracts that are within the scope of ASC 842. Apart from the existing leases, no other contracts contained lease arrangements. Upon adoption in the first quarter of 2019, the Company will utilize the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. As a result, comparatives will not be updated. The Company will elect the package of practical expedients and the land easement practical expedient upon adoption. The impact to Hydro One's financial statements will be the recognition of approximately $27 million Right-of-Use (ROU) assets and corresponding lease obligations on the Consolidated Balance Sheet. The ROU assets and lease obligations represent the present value of the Company's remaining minimum lease payments for leases with terms greater than 12 months. Discount rates used in calculating the ROU assets and lease obligations correspond to the Company's incremental borrowing rate.

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76

Notes to Amended Consolidated Financial Statements

Guidance	Date issued	Description	Effective date	Impact on Hydro One
2018-07	June 2018	Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.	January 1, 2019	No impact upon adoption
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018	Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2021	Under assessment
2018-15	August 2018	The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.	January 1, 2020	Under assessment

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77

Notes to Amended Consolidated Financial Statements

4. BUSINESS COMBINATION

Avista Corporation Purchase Agreement

In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger) for approximately $6.7 billion in an all-cash transaction. Avista Corporation is an investor-owned utility providing electric generation, transmission, and distribution services. It is headquartered in Spokane, Washington, with service areas in Washington, Idaho, Oregon, Montana and Alaska. The closing of the Merger was subject to receipt of certain regulatory and government approvals, and the satisfaction of customary closing conditions.

The costs related to the acquisition totalling $69 million (2017 – $42 million) have been expensed through the consolidated statements of operations. These costs, net of unrealized gains on the foreign exchange contract of $25 million in the year ended December 31, 2018 and a loss of $3 million in the year ended December 31, 2017, resulted in net costs of $44 million and $45 million, respectively being included in earnings.

On December 5, 2018, the Washington Utilities and Transportation Commission (Washington UTC) issued an order denying the Merger. On December 17, 2018, Hydro One filed a petition requesting the Washington UTC to reconsider its December 5, 2018 order denying the Merger. On January 3, 2018, the Idaho Public Utilities Commission denied Hydro One's application to acquire Avista Corporation. On January 8, 2019, the Washington UTC issued a notice of denial of Hydro One's petition for reconsideration of Washington UTC's December 5, 2018 order denying the Merger. On January 14, 2019, the Oregon Public Utility Commission issued a notice of abeyance until Hydro One and Avista Corporation have sought a reversal of the two denial decisions.

On January 23, 2019, Hydro One and Avista Corporation announced that the companies have mutually agreed to terminate the Merger agreement. As a result of the termination of the Merger agreement, on January 24, 2019, Hydro One paid a US$103 million termination fee to Avista Corporation as required by the Merger agreement. On January 24, 2019, the Company cancelled the $1.0 billion non-revolving equity bridge credit facility and on January 25, 2019, Hydro One terminated the US$2.6 billion non-revolving debt bridge credit facility (Acquisition Credit Facilities). No amounts have been drawn on the Acquisition Credit Facilities. On February 1, 2019, Hydro One entered into a credit agreement for a $170 million unsecured demand operating credit facility (Demand Facility) for the purpose of funding the payment of the termination fee and other Merger related costs. On February 8, 2019, Hydro One redeemed the convertible debentures and paid the holders of the Instalment Receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million. The redemption of the convertible debentures was paid with cash on hand. As a result of the termination of the Merger agreement, no payment is due or receivable by Hydro One on the foreign exchange contract.

The following amounts related to the termination of the Merger agreement will be recorded by the Company in its 2019 first quarter financial statements:

- $138 million OM&A costs for payment of the US$103 million termination fee;
- $22 million financing charges, due to revaluation of the foreign-exchange contract to $nil and reversal of previously recorded gains;
- repayment of $513 million convertible debentures and related interest of $7 million; and
- $24 million financing charges, due to derecognition of the deferred financing costs related to convertible debentures.

See Note 16 – Convertible Debentures and Note 17 – Fair Value of Financial Instruments and Risk Management for details of the convertible debentures and the foreign exchange contract, respectively.

Orillia Power Purchase Agreement

In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments and regulatory approval by the OEB. In September 2016, Hydro One filed an application with the OEB to acquire Orillia Power, which was denied by the OEB on April 12, 2018. On September 26, 2018, Hydro One filed a new application with the OEB for approval to acquire Orillia Power.

Peterborough Distribution Purchase Agreement

On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), an electricity distribution company located in east central Ontario, from the City of Peterborough for approximately $105 million. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau's position.

5. DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2018	2017
Depreciation of property, plant and equipment	654	641
Amortization of intangible assets	71	62
Amortization of regulatory assets	22	24
Depreciation and amortization	747	727
Asset removal costs	90	90
	837	817

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78

Notes to Amended Consolidated Financial Statements

6. FINANCING CHARGES

Year ended December 31 (millions of dollars)	2018	2017
Interest on long-term debt	447	450
Interest on convertible debentures	62	24
Interest on short-term notes	14	6
Unrealized loss (gain) on foreign exchange contract (Note 17)	(25)	3
Other	21	14
Less: Interest capitalized on construction and development in progress	(53)	(56)
Interest earned on cash and cash equivalents	(7)	(2)
	459	439

7. INCOME TAXES

As a rate regulated utility company, the Company's effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of dollars)	2018	2017
Income before income taxes	850	793
Income taxes at statutory rate of 26.5% (2017 – 26.5%)	225	210
Increase (decrease) resulting from:		
Net temporary differences recoverable in future rates charged to customers:		
Capital cost allowance in excess of depreciation and amortization	(68)	(55)
Overheads capitalized for accounting but deducted for tax purposes	(20)	(17)
Interest capitalized for accounting but deducted for tax purposes	(14)	(15)
Pension contributions in excess of pension expense	(11)	(13)
Environmental expenditures	(6)	(6)
Other	(9)	3
Net temporary differences	(128)	(103)
Net permanent differences	1	4
Write-off of unregulated deferred income tax asset (Notes 12, 32)	885	–
Non-recurring tax recovery relating to deferred tax asset sharing[1] (Notes 12, 32)	(68)	–
Total income taxes	915	111
Effective income tax rate	107.6%	14.0%

1 This represents the reversal of cumulative deferred tax expenses recorded in 2017 and 2018 relating to temporary differences that are now being allocated to ratepayers. For rate-setting purposes, the deferred income tax expenses or recovery relating to temporary differences that will be included in the rate-setting process are recorded as regulatory assets and liabilities on the balance sheet.

The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2018	2017
Current income taxes	25	26
Deferred income taxes	890	85
Total income taxes	915	111

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79

Notes to Amended Consolidated Financial Statements

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates. Deferred income tax assets and liabilities arise from differences between the tax basis and the carrying amounts of the assets and liabilities. At December 31, 2018 and 2017, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of dollars)	2018	2017
Deferred income tax assets		
Post-retirement and post-employment benefits expense in excess of cash payments	526	561
Non-capital losses	302	255
Non-depreciable capital property	271	271
Pension obligations	197	354
Investment in subsidiaries	86	84
Tax credit carryforwards	71	49
Environmental expenditures	59	71
Depreciation and amortization in excess of capital cost allowance	20	125
Other	24	23
	1,556	1,793
Less: valuation allowance	(366)	(364)
Total deferred income tax assets	1,190	1,429
Deferred income tax liabilities		
Capital cost allowance in excess of depreciation and amortization	9	75
Regulatory amounts that are not recognized for tax purposes	188	411
Goodwill	10	10
Other	23	17
Total deferred income tax liabilities	230	513
Net deferred income tax assets	960	916

The net deferred income tax assets are presented on the Consolidated Balance Sheets as follows:

December 31 (millions of dollars)	2018	2017
Long-term:		
Deferred income tax assets	1,018	987
Deferred income tax liabilities	(58)	(71)
Net deferred income tax assets	960	916

The valuation allowance for deferred tax assets as at December 31, 2018 was $366 million (2017 – $364 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2018 and 2017, the Company had non-capital losses carried forward available to reduce future years' taxable income, which expire as follows:

Year of expiry (millions of dollars)	2018	2017
2034	2	2
2035	221	222
2036	551	560
2037	172	175
2038	192	–
Total losses	1,138	959

Hydro One Limited | Annual Report 2018

80

Notes to Amended Consolidated Financial Statements

8. ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2018	2017
Accounts receivable – billed	292	298
Accounts receivable – unbilled	357	367
Accounts receivable, gross	649	665
Allowance for doubtful accounts	(21)	(29)
Accounts receivable, net	628	636

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Allowance for doubtful accounts – beginning	(29)	(35)
Write-offs	25	25
Additions to allowance for doubtful accounts	(17)	(19)
Allowance for doubtful accounts – ending	(21)	(29)

9. OTHER CURRENT ASSETS

December 31 (millions of dollars)	2018	2017
Regulatory assets (Note 12)	42	46
Prepaid expenses and other assets	41	41
Derivative instrument – foreign exchange contract (Note 17)	22	–
Materials and supplies	20	18
	125	105

10. PROPERTY, PLANT AND EQUIPMENT

December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	16,559	5,449	766	11,876
Distribution	10,580	3,561	75	7,094
Communication	1,306	922	48	432
Administration and service	1,548	893	58	713
Easements	647	75	–	572
	30,640	10,900	947	20,687

December 31, 2017 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	15,509	5,162	989	11,336
Distribution	10,213	3,513	149	6,849
Communication	1,266	853	31	444
Administration and service	1,561	857	46	750
Easements	638	70	–	568
	29,187	10,455	1,215	19,947

Financing charges capitalized on property, plant and equipment under construction were $51 million in 2018 (2017 – $54 million).

Hydro One Limited | Annual Report 2018

81

Notes to Amended Consolidated Financial Statements

11. INTANGIBLE ASSETS

December 31, 2018 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	790	440	60	410
Other	5	5	—	—
	795	445	60	410

December 31, 2017 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	698	370	41	369
Other	5	5	—	—
	703	375	41	369

Financing charges capitalized to intangible assets under development were $2 million in 2018 (2017 – $2 million). The estimated annual amortization expense for intangible assets is as follows: 2019 – $67 million; 2020 – $50 million; 2021 – $48 million; 2022 – $46 million; and 2023 – $35 million.

12. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of dollars)	2018	2017
Regulatory assets:		
Deferred income tax regulatory asset	908	1,762
Pension benefit regulatory asset	547	981
Environmental	165	196
Foregone revenue deferral	—	23
Stock-based compensation	43	40
Post-retirement and post-employment benefits non-service cost	39	—
Debt premium	22	27
Distribution system code exemption	10	10
B2M LP start-up costs	2	4
Post-retirement and post-employment benefits	—	36
Other	27	16
Total regulatory assets	1,763	3,095
Less: current portion	(42)	(46)
	1,721	3,049
Regulatory liabilities:		
Post-retirement and post-employment benefits	130	—
Pension cost differential	55	23
Green Energy expenditure variance	52	60
Retail settlement variance account	39	—
External revenue variance	26	46
2015-2017 rate rider	6	6
Deferred income tax regulatory liability	86	5
Conservation and Demand Management (CDM) deferral variance	—	28
Other	23	17
Total regulatory liabilities	417	185
Less: current portion	(91)	(57)
	326	128

Hydro One Limited | Annual Report 2018

82

Notes to Amended Consolidated Financial Statements

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company's income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2018 income tax expense would have been lower by approximately $686 million (2017 – higher by $113 million).

On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Original Decision). In its Original Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act* (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of Hydro One Networks' transmission deferred income tax regulatory asset. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, it would also result in an additional impairment of a portion of Hydro One Networks' distribution deferred income tax regulatory asset. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Original Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.

Subsequent to year end, on March 7, 2019, the OEB issued its reconsideration decision and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019 the OEB issued its decision for Hydro One Networks' 2018–2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. As a result of this subsequent event that requires adjustment in the 2018 financial statements, the Company has recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million. Notwithstanding the recognition of the effects of the decision in the financial statements, the Company is currently considering its options under the Appeal.

Pension Benefit Regulatory Asset

In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the *Pension Benefits Act* (Ontario). The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been higher by $435 million (2017 – lower by $80 million) and OM&A expenses would have been higher by $1 million (2017 – $1 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2018, the environmental regulatory asset decreased by $15 million (2017 – increased by $8 million) to reflect related changes in the Company's PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the xi and the timing of recovery of all of Hydro One's actual environmental expenditures. In the absence of rate-regulated accounting, 2018 OM&A expenses would have been lower by $15 million (2017 – higher by $8 million). In addition, 2018 amortization expense would have been lower by $22 million (2017 – $24 million), and 2018 financing charges would have been higher by $6 million (2017 – $8 million).

Foregone Revenue Deferral

As part of its September 2017 decision on Hydro One Networks' transmission rate application for 2017 and 2018 rates, the OEB approved the foregone revenue account to record the difference between revenue earned under the rates approved as part of the decision, effective January 1, 2017, and revenue earned under the interim rates until the approved 2017 rates were implemented. The OEB approved a similar account for B2M LP in June 2017 to record the difference between revenue earned under the newly approved rates, effective January 1, 2017, and the revenue recorded under the interim 2017 rates. The balances of these accounts were returned to or recovered from ratepayers, respectively, over a one-year period ending December 31, 2018. As part of its May 2018 decision, the OEB also directed B2M LP to record in this account any revenue collected in 2018 in excess of the final approved 2018 B2M LP revenue requirement.

Stock-based Compensation

The Company recognizes costs associated with share grant plans in a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. In the absence of rate-regulated accounting, 2018 OM&A expenses would have been higher by $1 million (2017 – $8 million). Share grant costs are transferred to labour costs at the time the share grants vest and are issued, and are recovered in rates in accordance with recovery of said labour costs.

Hydro One Limited | Annual Report 2018
83

Notes to Amended Consolidated Financial Statements

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory liability, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2018 OCI would have been higher by $166 million (2017 – $207 million).

Post-Retirement and Post-Employment Benefits – Non-Service Cost

Hydro One applied to the OEB for a regulatory asset to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018, the OEB approved the regulatory asset for Hydro One Networks' Transmission Business. It is expected that the regulatory asset application for Hydro One Networks' Distribution business will be considered as part of Hydro One Networks' application for 2018-2022 distribution rates, OEB approval of which is currently pending. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset.

Debt Premium

The value of debt assumed in the acquisition of HOSSM has been recorded at fair value in accordance with US GAAP – Business Combinations. The OEB allows for recovery of interest at the coupon rate of the Senior Secured Bonds and a regulatory asset has been recorded for the difference between the fair value and face value of this debt. The debt premium is recovered over the remaining term of the debt.

Distribution System Code (DSC) Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB's new cost responsibility rules contained in the OEB's October 2009 Notice of Amendment to the DSC, with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that identified specific expenditures can be recorded in a deferral account subject to the OEB's review in subsequent Hydro One Networks distribution applications. In 2015, the OEB also approved Hydro One's request to discontinue this deferral account. There were no additions to this regulatory account in 2018 or 2017. The remaining balance in this account at December 31, 2016, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application.

B2M LP Start-up Costs

In December 2015, OEB issued its decision on B2M LP's application for 2015-2019 and as part of the decision approved the recovery of $8 million of start-up costs relating to B2M LP. The costs are being recovered over a four-year period which began in 2016, in accordance with the OEB decision.

Pension Cost Differential

A pension cost differential account was established for Hydro One Networks' transmission and distribution businesses to track the difference between the actual pension expenses incurred and estimated pension costs approved by the OEB. In September 2017, the OEB approved the disposition of the transmission business portion of the total pension cost differential account as at December 31, 2015, including accrued interest, which was recovered over a two-year period ended December 31, 2018. The distribution business portion of the balance as at December 31, 2016, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application. In the absence of rate-regulated accounting, 2018 revenue would have been higher by $29 million (2017 – $24 million).

Green Energy Expenditure Variance

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

Retail Settlement Variance Account (RSVA)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB's Accounting Procedures Handbook. The balance as at December 31, 2014, including accrued interest, was requested for recovery through the 2018-2022 distribution rate application.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. In September 2017, the OEB approved the disposition of the external revenue variance account as at December 31, 2015, including accrued interest, which was returned to customers over a two-year period ended December 31, 2018. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

2015-2017 Rate Rider

In March 2015, as part of its decision on Hydro One Networks' distribution rate application for 2015-2019, the OEB approved the disposition of certain deferral and variance accounts, including RSVAs and accrued interest. The 2015-2017 Rate Rider account included the balances approved for disposition by the OEB and was disposed of in accordance with the OEB decision over a 32-month period ended December 31, 2017. The balance remaining in the account represents an over-collection to be returned to ratepayers in a future rate application and has not been requested in the current distribution rate application.

Hydro One Limited | Annual Report 2018
84

Notes to Amended Consolidated Financial Statements

CDM Deferral Variance Account

As part of Hydro One Networks' application for 2013 and 2014 transmission rates, Hydro One agreed to establish a new regulatory deferral variance account to track the impact of actual CDM and demand response results on the load forecast compared to the estimated load forecast included in the revenue requirement. The balance in the CDM deferral variance account related to the actual 2013 and 2014 CDM and demand response results on load forecasts, which are inputs in the UTR, compared to the amounts included in 2013 and 2014 revenue requirements, respectively. The balance of the account at December 31, 2015, including interest, was approved for disposition in the 2017-2018 transmission rate decision and returned to customers over a 2-year period ended December 31, 2018.

13. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

December 31 (millions of dollars)	2018	2017
Accounts payable	179	177
Accrued liabilities	590	572
Accrued interest	96	99
Regulatory liabilities (Note 12)	91	57
	956	905

14. OTHER LONG-TERM LIABILITIES

December 31 (millions of dollars)	2018	2017
Post-retirement and post-employment benefit liability (Note 19)	1,417	1,519
Pension benefit liability (Note 19)	547	981
Environmental liabilities (Note 20)	139	168
Long-term accounts payable	12	13
Asset retirement obligations (Note 21)	10	9
Other liabilities	10	17
	2,135	2,707

15. DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.'s Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.'s committed revolving credit facilities totalling $2.3 billion.

At December 31, 2018, Hydro One's consolidated committed, unsecured and undrawn credit facilities (Operating Credit Facilities) totalling $2,550 million consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.			
Revolving standby credit facility	June 2022	2,300	–
Hydro One			
Five-year senior, revolving term credit facility	November 2021	250	–
Total		2,550	–

The Company may use the credit facilities for working capital and general corporate purposes. If used, interest on the credit facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

Subsidiary Debt Guarantee

Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2018, no debt securities have been issued by HOHL.

Hydro One Limited | Annual Report 2018

85

Notes to Amended Consolidated Financial Statements

Long-Term Debt

The following table presents long-term debt outstanding at December 31, 2018 and 2017:

December 31 (millions of dollars)	2018	2017
2.78% Series 28 notes due 2018	—	750
Floating-rate Series 31 notes due 2019[1]	228	228
1.48% Series 37 notes due 2019[2]	500	500
4.40% Series 20 notes due 2020	300	300
1.62% Series 33 notes due 2020[2]	350	350
1.84% Series 34 notes due 2021	500	500
2.57% Series 39 notes due 2021[2]	300	—
3.20% Series 25 notes due 2022	600	600
2.97% Series 40 notes due 2025	350	—
2.77% Series 35 notes due 2026	500	500
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	—
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One Inc. long-term debt (a)	10,573	9,923
6.6% Senior Secured Bonds due 2023 (Principal amount – $107 million)	129	136
4.6% Note Payable due 2023 (Principal amount – $36 million)	39	40
HOSSM long-term debt (b)	168	176
	10,741	10,099
Add: Net unamortized debt premiums	13	14
Add: Unrealized mark-to-market gain[2]	(5)	(9)
Less: Deferred debt issuance costs	(40)	(37)
Total long-term debt	10,709	10,067

1 The interest rates of the floating-rate notes are referenced to the three-month Canadian dollar bankers' acceptance rate, plus a margin.

2 The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019, and $300 million Series 39 notes due 2021. The unrealized mark-to-market net gain is offset by a $5 million (2017 – $9 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

Hydro One Limited | Annual Report 2018

86

Notes to Amended Consolidated Financial Statements

(a) Hydro One Inc. long-term debt

At December 31, 2018, long-term debt of $10,573 million (2017 – $9,923 million) was outstanding, the majority of which was issued under Hydro One Inc.'s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At December 31, 2018, $2.6 billion remained available for issuance until April 2020.

In 2018, Hydro One Inc. issued long-term debt totalling $1.4 billion (2017 – $nil) and repaid long-term debt of $750 million (2017 – $600 million) under its MTN Program.

(b) HOSSM long-term debt

At December 31, 2018, long-term debt of $168 million (2017 – $176 million), with a principal amount of $143 million (2017 – $146 million) was issued by HOSSM. In 2018, no long-term debt was issued (2017 – $nil), and $3 million (2017 – $2 million) of long-term debt was repaid.

The total long-term debt is presented on the consolidated balance sheets as follows:

December 31 (millions of dollars)	2018	2017
Current liabilities:		
Long-term debt payable within one year	731	752
Long-term liabilities:		
Long-term debt	9,978	9,315
Total long-term debt	10,709	10,067

Principal and Interest Payments

Principal repayments, interest payments, and related weighted-average interest rates are summarized by year in the following table:

Years	Long-term Debt Principal Repayments (millions of dollars)	Interest Payments (millions of dollars)	Weighted Average Interest Rate (%)
2019	731	448	1.9
2020	653	429	2.9
2021	803	411	2.1
2022	603	393	3.2
2023	131	379	6.1
	2,921	2,060	2.6
2024-2028	850	1,806	2.9
2029 and thereafter	6,945	4,315	5.1
	10,716	8,181	4.2

16. CONVERTIBLE DEBENTURES

As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), on February 8, 2019, Hydro One redeemed the Convertible Debentures and paid the holders of the instalment receipts $513 million ($333 per $1,000 principal amount) plus accrued and unpaid interest of $7 million.

The following table presents the change in convertible debentures during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Carrying value – beginning	487	—
Receipt of Initial Instalment, net of deferred financing costs	—	486
Amortization of deferred financing costs	2	1
Carrying value – ending	489	487
Face value – ending	513	513

Hydro One Limited | Annual Report 2018

87

Notes to Amended Consolidated Financial Statements

On August 9, 2017, in connection with the Merger (see Note 4 – Business Combinations), the Company completed the sale of $1,540 million aggregate principal amount of 4.00% convertible unsecured subordinated debentures (Convertible Debentures) represented by instalment receipts, which included the exercise in full of the over-allotment option granted to the underwriters to purchase an additional $140 million aggregate principal amount of the Convertible Debentures (Debenture Offering).

The Convertible Debentures were sold on an instalment basis at a price of $1,000 per Convertible Debenture, of which $333 (Initial Instalment) was paid on closing of the Debenture Offering and the remaining $667 (Final Instalment) was payable on a date (Final Instalment Date) to be fixed by the Company following satisfaction of conditions precedent to the closing of the acquisition of Avista Corporation. The gross proceeds received from the Initial Instalment were $513 million. The Company incurred financing costs of $27 million, which were being amortized to financing charges over approximately 10 years, the contractual term of the Convertible Debentures, using the effective interest rate method.

The Convertible Debentures maturity date was September 30, 2027. A coupon rate of 4% was paid on the $1,540 million aggregate principal amount of the Convertible Debentures, and based on the carrying value of the Initial Instalment, this translated into an effective annual yield of 12%. After the Final Instalment Date, the interest rate would be 0%. The interest expense recorded in 2018 was $62 million (2017 – $24 million).

At the option of the holders and provided that payment of the Final Instalment had been made, each Convertible Debenture would be convertible into common shares of the Company at any time on or after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $21.40 per common share, being a conversion rate of 46.7290 common shares per $1,000 principal amount of Convertible Debentures.

The conversion feature met the definition of a Beneficial Conversion Feature (BCF), with an intrinsic value of approximately $92 million at the date of issuance. Due to the contingency associated with the debentureholders' ability to exercise the conversion, the BCF has not been recognized, and as a result of the subsequent redemption of the Convertible Debentures on February 8, 2019, there will be no recognition.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2018 and 2017, the Company's carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company's long-term debt at December 31, 2018 and 2017 are as follows:

December 31 (millions of dollars)	2018 Carrying Value	2018 Fair Value	2017 Carrying Value	2017 Fair Value
Long-term debt measured at fair value:				
$50 million of MTN Series 33 notes	49	49	49	49
$500 million MTN Series 37 notes	495	495	492	492
$300 million MTN Series 39 notes	301	301	–	–
Other notes and debentures	9,864	10,820	9,526	11,027
Long-term debt, including current portion	10,709	11,665	10,067	11,568

Hydro One Limited | Annual Report 2018

88

Notes to Amended Consolidated Financial Statements

Fair Value Measurements of Derivative Instruments

At December 31, 2018, Hydro One Inc. had interest-rate swaps with a total notional amount of $850 million (2017 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One Inc.'s fair value hedge exposure was approximately 8% (2017 – 6%) of its total long-term debt. At December 31, 2018, Hydro One Inc. had the following interest-rate swaps designated as fair value hedges:

- a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;
- two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and
- a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.

At December 31, 2018 and 2017, the Company had no interest-rate swaps classified as undesignated contracts.

In October 2017, the Company entered into a deal-contingent foreign exchange forward contract (foreign exchange contract) to convert $1.4 billion Canadian to US dollars at an initial forward rate of 1.27486 Canadian per 1.00 US dollars, and a range up to 1.28735 Canadian per 1.00 US dollars based on the settlement date. The contract was contingent on the Company closing the proposed Merger (see Note 4 – Business Combinations) and was intended to mitigate the foreign currency risk related to the portion of the Merger purchase price financed with the issuance of Convertible Debentures. This contract is an economic hedge and does not qualify for hedge accounting. It has been accounted for as an undesignated contract with changes in fair value being recorded in earnings as they occur. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), no payment is due or payable by Hydro One on the foreign exchange contract.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2018 and 2017 is as follows:

December 31, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	483	483	483	–	–
Derivative instrument					
Foreign exchange contract	22	22	–	–	22
	505	505	483	–	22
Liabilities:					
Short-term notes payable	1,252	1,252	1,252	–	–
Long-term debt, including current portion	10,709	11,665	–	11,665	–
Convertible debentures	489	491	491	–	–
Derivative instruments					
Fair value hedges – interest-rate swaps	5	5	–	5	–
	12,455	13,413	1,743	11,670	–

December 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:					
Cash and cash equivalents	25	25	25	–	–
	25	25	25	–	–
Liabilities:					
Short-term notes payable	926	926	926	–	–
Long-term debt, including current portion	10,067	11,568	–	11,568	–
Convertible debentures	487	574	574	–	–
Derivative instruments					
Fair value hedges – interest-rate swaps	9	9	–	9	–
Foreign exchange contract	3	3	–	–	3
	11,492	13,080	1,500	11,577	3

Hydro One Limited | Annual Report 2018

89

Notes to Amended Consolidated Financial Statements

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

The fair value of the convertible debentures is based on their closing price on December 31, 2018, as posted on the Toronto Stock Exchange.

The Company uses derivative instruments as an economic hedge for foreign exchange risk. The value of the foreign exchange contract is derived using valuation models commonly used for derivatives. These valuation models require a variety of inputs, including contractual terms, forward price yield curves, probability of closing the Merger, and the contract settlement date. The Company's valuation models also reflect measurements for credit risk. The fair value of the foreign exchange contract includes significant unobservable inputs, and therefore has been classified accordingly as Level 3. The significant unobservable inputs used in the fair value measurement of the foreign exchange contract relates to the assessment of probability of closing the Merger and the contract settlement date.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2018 and 2017.

Year ended December 31 (millions of dollars)	2018	2017
Fair value of asset (liability) – beginning	(3)	–
Unrealized gain (loss) on foreign exchange contract included in financing charges	25	(3)
Fair value of asset (liability) – ending	22	(3)

There were no transfers between any of the fair value levels during the years ended December 31, 2018 or 2017.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company's business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One's net income for the years ended December 31, 2018 and 2017.

The Company was exposed to foreign exchange fluctuations as a result of entering into a foreign exchange contract. This agreement was intended to mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed with the issuance of Convertible Debentures. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), no payment is due or receivable by Hydro One on the foreign exchange contract.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2018 and 2017 was not material.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2018 and 2017, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company's revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2018 and 2017, there was no material accounts receivable balance due from any single customer.

At December 31, 2018, the Company's provision for bad debts was $21 million (2017 – $29 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2018, approximately 5% (2017 – 5%) of the Company's net accounts receivable were outstanding for more than 60 days.

Hydro One Limited | Annual Report 2018

90

Notes to Amended Consolidated Financial Statements

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company's credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2018 and 2017, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2018, Hydro One's credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company's ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada to replace the universal base shelf prospectus that expired on April 30, 2018. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, HOHL, an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At December 31, 2018, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.

18. CAPITAL MANAGEMENT

The Company's objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2018 and 2017, the Company's capital structure was as follows:

December 31 (millions of dollars)	2018	2017
Long-term debt payable within one year	731	752
Short-term notes payable	1,252	926
Less: cash and cash equivalents	(483)	(25)
	1,500	1,653
Long-term debt	9,978	9,315
Convertible debentures	489	487
Preferred shares	418	418
Common shares	5,643	5,631
Retained earnings	3,459	4,090
Total capital	21,487	21,594

Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Hydro One Limited | Annual Report 2018

91

Notes to Amended Consolidated Financial Statements

19. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan (Pension Plan), a DC Plan, a supplemental pension plan (Supplemental Plan), and post-retirement and post-employment benefit plans.

DC Plan

Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplemental DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the *Income Tax Act* (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2018 were $1 million (2017 – $1 million).

Pension Plan, Supplemental Plan, and Post-Retirement and Post-Employment Plans

The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible or had not irrevocably elected to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.

Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. Annual Pension Plan contributions for 2018 were $75 million (2017 – $87 million). Estimated annual Pension Plan contributions for the years 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively. The most recent actuarial valuation was performed effective December 31, 2017, and the next actuarial valuation will be performed no later than effective December 31, 2020. Contributions are payable one month in arrears. All of the contributions are expected to be in the form of cash.

The Supplemental Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the *Income Tax Act* (Canada). The Supplemental Plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	Pension Benefits 2018	Pension Benefits 2017	Post-Retirement and Post-Employment Benefits 2018	Post-Retirement and Post-Employment Benefits 2017
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	8,258	7,774	1,565	1,690
Current service cost	176	147	50	49
Employee contributions	52	49	—	—
Interest cost	282	304	54	67
Benefits paid	(362)	(368)	(49)	(44)
Net actuarial loss (gain)	(654)	352	(158)	(197)
Recognition of prior service	—	—	3	—
Projected benefit obligation, end of year	7,752	8,258	1,465	1,565
Change in plan assets				
Fair value of plan assets, beginning of year	7,277	6,874	—	—
Actual return on plan assets	190	662	—	—
Benefits paid	(362)	(368)	(49)	(34)
Employer contributions	75	87	49	34
Employee contributions	52	49	—	—
Administrative expenses	(27)	(27)	—	—
Fair value of plan assets, end of year	7,205	7,277	—	—
Unfunded status	547	981	1,465	1,565

Hydro One Limited | Annual Report 2018

92

Notes to Amended Consolidated Financial Statements

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
December 31 (millions of dollars)	2018	2017	2018	2017
Other assets[1]	3	1	—	—
Accrued liabilities	—	—	55	53
Pension benefit liability	547	981	—	—
Post-retirement and post-employment benefit liability[2]	—	—	1,417	1,519
Net unfunded status	544	980	1,472	1,572

1 Represents the funded status of HOSSM defined benefit pension plan.

2 Includes $7 million (2017 – $7 million) relating to HOSSM post-employment benefit plans.

The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of dollars)	2018	2017
PBO	7,752	8,258
ABO	7,144	7,614
Fair value of plan assets	7,205	7,277

On an ABO basis, the Pension Plan was funded at 101% at December 31, 2018 (2017 – 96%). On a PBO basis, the Pension Plan was funded at 93% at December 31, 2018 (2017 – 88%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2018 and 2017 for the Pension Plan:

Year ended December 31 (millions of dollars)	2018	2017
Current service cost	176	147
Interest cost	282	304
Expected return on plan assets, net of expenses	(467)	(442)
Amortization of actuarial losses	84	79
Net periodic benefit costs	75	88
Charged to results of operations[1]	32	39

1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2018, pension costs of $75 million (2017 – $87 million) were attributed to labour, of which $32 million (2017 – $39 million) was charged to operations, and $43 million (2017 – $48 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2018 and 2017 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2018	2017
Current service cost	50	49
Interest cost	53	67
Amortization of actuarial losses	15	16
Recognition of prior service	3	—
Net periodic benefit costs	121	132
Charged to results of operations	52	59

Hydro One Limited | Annual Report 2018

93

Notes to Amended Consolidated Financial Statements

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One's expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2018 and 2017:

Year ended December 31	Pension Benefits 2018	Pension Benefits 2017	Post-Retirement and Post-Employment Benefits 2018	Post-Retirement and Post-Employment Benefits 2017
Significant assumptions:				
Weighted average discount rate	3.90%	3.40%	4.00%	3.40%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.04%	4.04%

1 5.19% per annum in 2019, grading down to 4.04% per annum in and after 2031 (2017 – 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031).

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2018 and 2017. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year's net periodic benefit costs.

Year ended December 31	2018	2017
Pension Benefits:		
Weighted average expected rate of return on plan assets	6.50%	6.50%
Weighted average discount rate	3.40%	3.90%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15
Post-Retirement and Post-Employment Benefits:		
Weighted average discount rate	3.40%	3.90%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15.5	15.2
Rate of increase in health care cost trends[1]	4.04%	4.36%

1 5.26% per annum in 2018, grading down to 4.04% per annum in and after 2031 (2017 – 6.25% per annum in 2017, grading down to 4.36% per annum in and after 2031).

The discount rate used to determine the current year pension obligation and the subsequent year's net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on "AA" long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of a 1% change in health care cost trends on the PBO for the post-retirement and post-employment benefits at December 31, 2018 and 2017 is as follows:

December 31 (millions of dollars)	2018	2017
Projected benefit obligation:		
Effect of a 1% increase in health care cost trends	230	250
Effect of a 1% decrease in health care cost trends	(175)	(189)

Hydro One Limited | Annual Report 2018
94

Notes to Amended Consolidated Financial Statements

The effect of a 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2018 and 2017 is as follows:

Year ended December 31 (millions of dollars)	2018	2017
Service cost and interest cost:		
Effect of a 1% increase in health care cost trends	**23**	29
Effect of a 1% decrease in health care cost trends	**(16)**	(20)

The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2018 and 2017:

December 31, 2018 Life expectancy at 65 for a member currently at				December 31, 2017 Life expectancy at 65 for a member currently at			
Age 65		Age 45		Age 65		Age 45	
Male	Female	Male	Female	Male	Female	Male	Female
22	25	23	25	22	24	23	24

Estimated Future Benefit Payments

At December 31, 2018, estimated future benefit payments to the participants of the Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2019	335	56
2020	343	58
2021	352	59
2022	360	60
2023	367	61
2024 through to 2028	1,915	326
Total estimated future benefit payments through to 2028	3,672	620

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One's Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of dollars)	2018	2017
Pension Benefits:		
Actuarial loss (gain) for the year	**(350)**	159
Amortization of actuarial losses	**(84)**	(79)
	(434)	80
Post-Retirement and Post-Employment Benefits:		
Actuarial loss (gain) for the year	**(158)**	(197)
Amortization of actuarial losses	**(15)**	(16)
Amortization of prior service cost	**(3)**	—
Amounts not subject to regulatory treatment	**10**	6
	(166)	(207)

Hydro One Limited | Annual Report 2018

95

Notes to Amended Consolidated Financial Statements

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017
Pension Benefits:		
Actuarial loss	**547**	981
Post-Retirement and Post-Employment Benefits:		
Actuarial loss (gain)	**(130)**	36

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits	
December 31 (millions of dollars)	2018	2017	2018	2017
Actuarial loss (gain)	55	84	(1)	2

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Human Resource Committee of Hydro One's Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year's employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2018, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	45	50
Debt securities	35	41
Other[1]	20	9
	100	100

1 Other investments include real estate and infrastructure investments.

At December 31, 2018, the Pension Plan held $18 million (2017 – $11 million) Hydro One corporate bonds and $546 million (2017 – $415 million) of debt securities of the Province.

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan's asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2018 and 2017. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2018 and 2017, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan's assets.

The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Hydro One Limited | Annual Report 2018

96

Notes to Amended Consolidated Financial Statements

Fair Value Measurements

The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2018 and 2017:

December 31, 2018 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	21	651	672
Cash and cash equivalents	210	–	–	210
Short-term securities	–	78	–	78
Derivative instruments	–	(7)	–	(7)
Corporate shares – Canadian	115	–	–	115
Corporate shares – Foreign	3,222	183	–	3,405
Bonds and debentures – Canadian	–	2,506	–	2,506
Bonds and debentures – Foreign	–	197	–	197
Total fair value of plan assets[1]	3,547	2,978	651	7,176

1 At December 31, 2018, the total fair value of Pension Plan assets and liabilities excludes $35 million of interest and dividends receivable, $10 million of pension administration expenses payable, $6 million of sold investments receivable, and $2 million of purchased investments payable.

December 31, 2017 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	–	16	549	565
Cash and cash equivalents	153	–	–	153
Short-term securities	–	109	–	109
Derivative instruments	–	5	–	5
Corporate shares – Canadian	921	–	–	921
Corporate shares – Foreign	3,307	125	–	3,432
Bonds and debentures – Canadian	–	1,879	–	1,879
Bonds and debentures – Foreign	–	194	–	194
Total fair value of plan assets[1]	4,381	2,328	549	7,258

1 At December 31, 2017, the total fair value of Pension Plan assets and liabilities excludes $28 million of interest and dividends receivable, $10 million of pension administration expenses payable, $1 million of sold investments receivable, and $1 million of purchased investments payable.

See Note 17 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2018 and 2017. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2018	2017
Fair value, beginning of year	549	425
Realized and unrealized gains (losses)	59	(31)
Purchases	90	171
Sales and disbursements	(47)	(16)
Fair value, end of year	651	549

There were no significant transfers between any of the fair value levels during the years ended December 31, 2018 and 2017.

Valuation Techniques Used to Determine Fair Value

Pooled funds mainly consist of private equity, real estate and infrastructure investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments.

Hydro One Limited | Annual Report 2018

97

Notes to Amended Consolidated Financial Statements

Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity and infrastructure investments have been categorized as Level 3 within pooled funds.

Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.

Derivative instruments are used to hedge the Pension Plan's foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2018 was $299 million (2017 – $279 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, Euro, and Japanese Yen. The net realized loss on contracts for the year ended December 31, 2018 was $7 million (2017 – $1 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2018 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

20. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2018 and 2017:

Year ended December 31, 2018 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	134	62	196
Interest accretion	5	1	6
Expenditures	(16)	(6)	(22)
Revaluation adjustment	(15)	—	(15)
Environmental liabilities – ending	108	57	165
Less: current portion	(15)	(11)	(26)
	93	46	139

Year ended December 31, 2017 (millions of dollars)	PCB	LAR	Total
Environmental liabilities – beginning	143	61	204
Interest accretion	6	2	8
Expenditures	(16)	(8)	(24)
Revaluation adjustment	1	7	8
Environmental liabilities – ending	134	62	196
Less: current portion	(20)	(8)	(28)
	114	54	168

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2018 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	118	58	176
Less: discounting environmental liabilities to present value	(10)	(1)	(11)
Discounted environmental liabilities	108	57	165

December 31, 2017 (millions of dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	142	64	206
Less: discounting environmental liabilities to present value	(8)	(2)	(10)
Discounted environmental liabilities	134	62	196

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Notes to Amended Consolidated Financial Statements

At December 31, 2018, the estimated future environmental expenditures were as follows:

(millions of dollars)	
2019	26
2020	29
2021	32
2022	31
2023	28
Thereafter	30
	176

Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated.

There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company's environmental liabilities represent management's best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company's current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

PCBs

The Environment Canada regulations, enacted under the *Canadian Environmental Protection Act, 1999*, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One's PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains in concentrations of less than 2 ppm.

The Company's best estimate of the total estimated future expenditures to comply with current PCB regulations is $118 million (2017 – $142 million). These expenditures are expected to be incurred over the period from 2019 to 2024. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2018 to decrease the PCB environmental liability by $15 million (2017 – increase by $1 million).

LAR

The Company's best estimate of the total estimated future expenditures to complete its LAR program is $58 million (2017 – $64 million). These expenditures are expected to be incurred over the period from 2019 to 2044. As a result of its annual review of environmental liabilities, no revaluation adjustment to the LAR environmental liability was recorded in 2018 (2017 – revaluation adjustment was recorded to increase the LAR environmental liability by $7 million).

21. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company's asset retirement obligations represent management's best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company's current

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Notes to Amended Consolidated Financial Statements

assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, the Company recorded a revaluation adjustment in 2018 to increase the asset retirement liability by $1 million (2017 – $nil).

At December 31, 2018, Hydro One had recorded asset retirement obligations of $10 million (2017 – $9 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The amount of interest recorded is nominal.

22. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At December 31, 2018, the Company had 595,938,975 (2017 – 595,386,711) common shares issued and outstanding.

The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One's results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.

The following tables present the changes to common shares during the years ended December 31, 2018 and 2017:

Year ended December 31, 2018 (number of shares)	Ownership by Public	Ownership by Province	Total
Common shares – beginning	312,974,063	282,412,648	595,386,711
Common shares issued – share grants[1]	481,460	—	481,460
Common shares issued – LTIP[2]	70,804	—	70,804
Common shares – ending	313,526,327	282,412,648	595,938,975
	52.6%	47.4%	100%

1 In 2018, Hydro One issued from treasury 481,460 common shares in accordance with provisions of the Power Workers' Union (PWU) and the Society Share Grant Plans.

2 In 2018, Hydro One issued from treasury 70,804 common shares in accordance with provisions of the LTIP.

Year ended December 31, 2017 (number of shares)	Ownership by Public	Ownership by Province	Total
Common shares – beginning	178,196,340	416,803,660	595,000,000
Secondary offering[1]	120,000,000	(120,000,000)	—
Common shares issued – share grants[2]	371,611	—	371,611
Common shares issued – LTIP[3]	15,100	—	15,100
Sale of common shares[4]	14,391,012	(14,391,012)	—
Common shares – ending	312,974,063	282,412,648	595,386,711
	52.6%	47.4%	100%

1 In May 2017, Hydro One announced the closing of a secondary offering by the Province, on a bought deal basis, of 120 million common shares of Hydro One on the Toronto Stock Exchange. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.

2 In 2017, Hydro One issued from treasury 371,611 common shares in accordance with provisions of the PWU Share Grant Plan.

3 In 2017, Hydro One issued from treasury 15,100 common shares in accordance with provisions of the LTIP.

4 In December 2017, the Province sold 14,391,012 common shares of Hydro One to OFN Power Holdings LP, a limited partnership wholly-owned by Ontario First Nations Sovereign Wealth LP, which is in turn owned by 129 First Nations in Ontario. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2018 and 2017, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At December 31, 2018 and 2017, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.

Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One's preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.

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Notes to Amended Consolidated Financial Statements

For the period commencing from the date of issue of the Series 1 preferred shares and ending on and including November 19, 2020, the holders of Series 1 preferred shares are entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board of Directors, payable quarterly. The dividend rate will reset on November 20, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.53%. The Series 1 preferred shares will not be redeemable by Hydro One prior to November 20, 2020, but will be redeemable by Hydro One on November 20, 2020 and on November 20 of every fifth year thereafter at a redemption price equal to $25.00 for each Series 1 preferred share redeemed, plus any accrued or unpaid dividends. The holders of Series 1 preferred shares will have the right, at their option, on November 20, 2020 and on November 20 of every fifth year thereafter, to convert all or any of their Series 1 preferred shares into Series 2 preferred shares on a one-for-one basis, subject to certain restrictions on conversion. At December 31, 2018, no preferred share dividends were in arrears.

The holders of Series 2 preferred shares will be entitled to receive quarterly floating rate cumulative dividends, if and when declared by the Board of Directors, at a rate equal to the sum of the then three-month Government of Canada treasury bill rate and 3.53% as reset quarterly. The Series 2 preferred shares will not be redeemable by Hydro One prior to November 20, 2020, but will be redeemable by Hydro One at a redemption price equal to $25.00 for each Series 2 preferred share redeemed, if redeemed on November 20, 2025 or on November 20 of every fifth year thereafter, or $25.50 for each Series 2 preferred share redeemed, if redeemed on any other date after November 20, 2020, in each case plus any accrued or unpaid dividends. The holders of Series 2 preferred shares will have the right, at their option, on November 20, 2025 and on November 20 of every fifth year thereafter, to convert all or any of their Series 2 preferred shares into Series 1 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.

Share Ownership Restrictions

The *Electricity Act* imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.

23. DIVIDENDS

In 2018, preferred share dividends in the amount of $18 million (2017 – $18 million) and common share dividends in the amount of $542 million (2017 – $518 million) were declared.

24. EARNINGS PER COMMON SHARE

Basic earnings per common share (EPS) is calculated by dividing net income (loss) attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.

Diluted EPS is calculated by dividing net income (loss) attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Year ended December 31	2018	2017
Net income (loss) attributable to common shareholders (millions of dollars)	(89)	658
Weighted average number of shares		
Basic	595,756,470	595,287,586
Effect of dilutive stock-based compensation plans	2,147,473	2,234,665
Diluted	597,903,943	597,522,251
EPS		
Basic	$ (0.15)	$ 1.11
Diluted	$ (0.15)	$ 1.10

The common shares contingently issuable as a result of the Convertible Debentures are not included in diluted EPS as conditions for closing the Merger were not met as at December 31, 2018. As a result of the termination of the Merger agreement (see Note 4 – Business Combinations), the Convertible Debentures were redeemed on February 8, 2019.

25. STOCK-BASED COMPENSATION

Share Grant Plans

Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (formerly the Society of Energy Professionals) (Society Share Grant Plan).

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years

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Notes to Amended Consolidated Financial Statements

of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee's salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of The Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee's salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.

The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2018, 481,460 common shares were issued under the Share Grant Plans (2017 – 371,611). Total share based compensation recognized during 2018 was $12 million (2017 – $17 million) and was recorded as a regulatory asset.

A summary of share grant activity under the Share Grant Plans during years ended December 31, 2018 and 2017 is presented below:

Year ended December 31, 2018	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	4,825,732	$ 20.50
Vested and issued[1]	(481,460)	—
Forfeited	(110,117)	$ 20.50
Share grants outstanding – ending	4,234,155	$ 20.50

1 In 2018, Hydro One issued from treasury 481,460 common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.

Year ended December 31, 2017	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding – beginning	5,334,415	$ 20.50
Vested and issued[1]	(371,611)	—
Forfeited	(137,072)	$ 20.50
Share grants outstanding – ending	4,825,732	$ 20.50

1 In 2017, Hydro One issued from treasury 371,611 common shares to eligible employees in accordance with provisions of the PWU Share Grant Plan.

Directors' DSU Plan

Under the Directors' DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One's Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Director' DSU Plan during the years ended December 31, 2018 and 2017 is presented below:

Year ended December 31 (number of DSUs)	2018	2017
DSUs outstanding – beginning	187,090	99,083
Granted	82,375	88,007
Settled	(222,768)	—
DSUs outstanding – ending	46,697	187,090

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Notes to Amended Consolidated Financial Statements

For the year ended December 31, 2018, an expense of $1 million (2017 – $2 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2018, a liability of $1 million (2017 – $4 million) related to Directors' DSUs has been recorded at the December 31, 2018 closing price of the Company's common shares of $20.25. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

DSUs related to the Company's former Board of Directors were settled at the June 29, 2018 (last business day in June 2018) closing price of the Company's common shares of $20.04, with an amount of approximately $5 million paid during the fourth quarter of 2018.

Management DSU Plan

Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One's Board of Directors.

A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2018 and 2017 is presented below:

Year ended December 31 (number of DSUs)	2018	2017
DSUs outstanding – beginning	**67,829**	–
Granted	**40,467**	68,897
Paid	**–**	(1,068)
DSUs outstanding – ending	**108,296**	67,829

For the year ended December 31, 2018, an expense of $1 million (2017 – $2 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2018, a liability of $2 million (2017 – $2 million) consisted of the following:

- $1 million recorded at the June 29, 2018 (last business day in June 2018) closing price of the Company's common shares of $20.04 (2017 – $22.40) related to previously awarded Management DSUs to the Company's former President and Chief Executive Officer (CEO) included in accounts payable and other current liabilities (2017 – $1 million included in long-term accounts payable and other liabilities; and
- $1 million recorded at the December 31, 2018 closing price of the Company's common shares of $20.25 (2017 – $22.40) related to other Management DSUs included in long-term accounts payable and other liabilities (2017 – $1 million).

Employee Share Ownership Plan

In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2018, Company contributions made under the ESOP were $2 million (2017 – $2 million).

LTIP

Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives are granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards will be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.

The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.

PSUs and RSUs

A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2018 and 2017 is presented below:

	PSUs		RSUs	
Year ended December 31 (number of units)	2018	2017	2018	2017
Units outstanding – beginning	**429,980**	230,600	**393,430**	254,150
Granted	**445,120**	303,240	**345,790**	242,860
Vested and issued	**(123)**	(609)	**(106,591)**	(14,079)
Forfeited	**(31,767)**	(103,251)	**(31,849)**	(89,501)
Settled	**(238,030)**	–	**(158,310)**	–
Units outstanding – ending	**605,180**	429,980	**442,470**	393,430

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Notes to Amended Consolidated Financial Statements

The grant date total fair value of the awards granted in 2018 was $16 million (2017 – $13 million). The compensation expense related to the PSU and RSU awards recognized by the Company during 2018 was $15 million (2017 – $6 million). The expense recognized in 2018 included $5 million related to previously awarded PSUs and RSUs to the Company's former President and CEO for which costs had not previously been recognized. These awards, consisting of 238,030 PSUs and 158,310 RSUs, were settled in 2018 through a one-time cash settlement arrangement.

Stock Options

The Company is authorized to grant stock options under its LTIP to certain eligible employees. During 2018, the Company granted 1,450,880 stock options (2017 – nil). The stock options granted are exercisable for a period not to exceed seven years from the date of grant and vest evenly over a three-year period on each anniversary of the date of grant.

The fair value based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.

Stock options granted and the weighted-average assumptions used in the valuation model for options granted during 2018 are as follows:

Exercise price[1]	$ 20.70
Grant date fair value per option	$ 1.66
Valuation assumptions:	
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

1 Hydro One common share price on the date of the grant.
2 Based on dividend and Hydro One common share price on the date of the grant.
3 Based on average daily volatility of peer entities for a 4.5-year term.
4 Based on bond yield for an equivalent Canadian government bond.
5 Determined using the option term and the vesting period.

A summary of stock options activity during 2018 and 2017 is presented below:

Year ended December 31 (number of stock options)	2018	2017
Stock options outstanding – beginning	–	–
Granted[1]	1,450,880	–
Cancelled[2]	(500,970)	–
Stock options outstanding – ending[1]	949,910	–

1 All stock options granted and outstanding at December 31, 2018 are non-vested.
2 During 2018, 500,970 stock options previously awarded to the Company's former President and CEO were cancelled. The unrecognized compensation expense related to the cancelled stock options was $1 million.

The compensation expense related to stock options recognized by the Company during 2018 was $1 million. At December 31, 2018, there was $1 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted-average period of approximately three years.

26. NONCONTROLLING INTEREST

On December 16, 2014, transmission assets totalling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON's initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.

The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e. an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the Consolidated Balance Sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.

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Notes to Amended Consolidated Financial Statements

The following tables show the movements in noncontrolling interest during the years ended December 31, 2018 and 2017:

Year ended December 31, 2018 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	22	50	72
Distributions to noncontrolling interest	(3)	(5)	(8)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	21	49	70

Year ended December 31, 2017 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest – beginning	22	50	72
Distributions to noncontrolling interest	(2)	(4)	(6)
Net income attributable to noncontrolling interest	2	4	6
Noncontrolling interest – ending	22	50	72

27. RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.4% ownership at December 31, 2018. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Year ended December 31 (millions of dollars)

Related Party	Transaction	2018	2017
Province	Dividends paid	275	301
IESO	Power purchased	1,636	1,583
	Revenues for transmission services	1,615	1,521
	Amounts related to electricity rebates	477	357
	Distribution revenues related to rural rate protection	239	247
	Distribution revenues related to the supply of electricity to remote northern communities	35	32
	Funding received related to CDM programs	62	59
OPG	Power purchased	10	9
	Revenues related to provision of services and supply of electricity	9	8
	Costs related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	8	8

Sales to and purchases from related parties are based on the requirements of the OEB's Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.

28. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2018	2017
Accounts receivable	11	195
Due from related parties	(2)	(95)
Other assets	2	8
Accounts payable	2	7
Accrued liabilities	17	(89)
Due to related parties	(68)	10
Accrued interest	(3)	(6)
Long-term accounts payable and other liabilities	(7)	(2)
Post-retirement and post-employment benefit liability	25	85
	(23)	113

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Notes to Amended Consolidated Financial Statements

Capital Expenditures

The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017. The reconciling items include net change in accruals and capitalized depreciation.

Year ended December 31, 2018 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,454)	(121)	(1,575)
Reconciling items	36	1	37
Cash outflow for capital expenditures	(1,418)	(120)	(1,538)

Year ended December 31, 2017 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(1,493)	(74)	(1,567)
Reconciling items	26	(6)	20
Cash outflow for capital expenditures	(1,467)	(80)	(1,547)

Capital Contributions

Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated of load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to fixed assets in service. In 2018, capital contributions from these reassessments totalled $7 million (2017 – $9 million), which represents the difference between the revised load forecast of electricity transmitted compared to the load forecast in the original contract, subject to certain adjustments.

Supplementary Information

Year ended December 31 (millions of dollars)	2018	2017
Net interest paid	519	475
Income taxes paid	17	12

29. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff's motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court's decision to the Divisional Court. The appeal was heard in October 2018; the Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal.

To date, four putative class action lawsuits were filed by purported Avista Corporation shareholders in relation to the Merger. First, *Fink v. Morris, et al.*, was filed in Washington state court and the amended complaint names as defendants Avista Corporation's directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation's directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the Merger has closed. Counsel for the plaintiffs in *Fink* has informally indicated that, in light of the termination of the Merger, the lawsuit will be dismissed, but no formal dismissal papers have been filed with the court at this time. Second, *Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al.*, were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; *Sharpenter* also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. *Jenß, Samuel, and Sharpenter* were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro's businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the *Indian Act* (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself.

Hydro One Limited | Annual Report 2018

106

Notes to Amended Consolidated Financial Statements

The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2018, the Company paid approximately $2 million (2017 – $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company's results of operations if the Company is not able to recover them in future rate orders.

30. COMMITMENTS

The following table presents a summary of Hydro One's commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

December 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	161	104	29	2	3	11
Long-term software/meter agreement	17	16	2	1	2	1
Operating lease commitments	7	11	4	1	1	4

Outsourcing Agreements

Hydro One has agreements with Inergi LP (Inergi) for the provision of back office and IT outsourcing services, including settlements, source to pay services, pay operations services, information technology and finance and accounting services. The agreement expires on February 28, 2021 for information technology services, on October 31, 2021 for supply chain services, and on December 31, 2019 for the remaining back-office services.

On March 1, 2018, Hydro One insourced its customer service operations, which had been previously outsourced to Inergi and Vertex Customer Management (Canada) Limited since 2002.

Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with Brookfield for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years.

Long-term Software/Meter Agreement

Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2025, but Hydro One has the option to renew for an additional term of five years at its sole discretion.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have typical terms of between three and five years, but several leases have lesser or greater terms to address special circumstances and/or opportunities. Renewal options, which are generally prevalent in most leases, have similar terms of three to five years. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. During the year ended December 31, 2018, the Company made lease payments totalling $12 million (2017 – $12 million).

Other Commitments

The following table presents a summary of Hydro One's other commercial commitments by year of expiry in the next 5 years and thereafter:

December 31, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	250	2,300	—	—
Letters of credit[1]	182	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—

1 Letters of credit consist of letters of credit totalling $163 million related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

2 Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

Hydro One Limited | Annual Report 2018

107

Notes to Amended Consolidated Financial Statements

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for Hydro One Inc.'s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.'s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. A bank letter of credit has also been issued to provide security for Hydro One's retirement compensation arrangement trust agreement.

31. SEGMENTED REPORTING

Hydro One has three reportable segments:

- The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
- The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
- Other Segment, which includes certain corporate activities and the operations of the Company's telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Year ended December 31, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,686	4,422	42	6,150
Purchased power	—	2,899	—	2,899
Operation, maintenance and administration	409	602	94	1,105
Depreciation and amortization	435	395	7	837
Income (loss) before financing charges and income taxes	842	526	(59)	1,309
Capital investments	985	577	13	1,575

Year ended December 31, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,578	4,366	46	5,990
Purchased power	—	2,875	—	2,875
Operation, maintenance and administration	375	593	98	1,066
Depreciation and amortization	420	390	7	817
Income (loss) before financing charges and income taxes	783	508	(59)	1,232
Capital investments	968	588	11	1,567

Total Assets by Segment:

December 31 (millions of dollars)	2018	2017
Transmission	13,973	13,608
Distribution	9,325	9,259
Other	2,359	2,834
Total assets	25,657	25,701

Total Goodwill by Segment:

December 31 (millions of dollars)	2018	2017
Transmission	157	157
Distribution	168	168
Total goodwill	325	325

All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.

Hydro One Limited | Annual Report 2018
108

Notes to Amended Consolidated Financial Statements

32. SUBSEQUENT EVENTS

(A) Dividends

On February 20, 2019, preferred share dividends of $5 million and common share dividends of $137 million ($0.23 per common share) were declared.

(B) LTIP

On January 29, 2019, Hydro One issued from treasury 1,905 common shares in accordance with provisions of the LTIP.

(C) Lake Superior Link Project

On February 15, 2018, Hydro One filed an application with the OEB to construct a transmission line (East-West Tie Line) in northwestern Ontario (Lake Superior Link Project). During 2018, the Company capitalized costs totaling approximately $11 million associated with this project. On February 11, 2019, the OEB awarded the project to a competitor, as directed by the Province on January 30, 2019. As a result, in the first quarter of 2019, Hydro One recognized an impairment loss of approximately $11 million associated with previously capitalized costs related to this project.

(D) OEB Regulatory Decisions

Deferred Income Tax Regulatory Asset

Subsequent to year end, on March 7, 2019, the OEB issued a decision on its reconsideration of its Original Decision with respect to the rate-setting treatment of the benefits of the deferred tax asset resulting from transition from the payments in lieu of tax regime under the *Electricity Act* (Ontario) to tax payments under the federal and provincial tax regime. The OEB's Original Decision concluded that these benefits should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. The OEB has concluded that the Original Decision was reasonable and should be upheld. The March 7, 2019 OEB decision has been determined to be a Type I subsequent event under US GAAP and as such the Company is required to update the consolidated financial statements to reflect the subsequent event in connection with filing its annual report on Form 40-F with the US Securities and Exchange Commission, so that they reflect events to the date of approval of the Form 40-F. As a result, the financial impact of this OEB decision has been reflected in these amended consolidated financial statements, as more fully discussed in Note 12 – Regulatory Assets and Liabilities.

Hydro One Networks' 2018-2022 Distribution Rates

Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks' 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks' distribution rates. This aspect of the decision has been reflected in the adjustments discussed in Note 12 – Regulatory Assets and Liabilities. The other impacts from the OEB decision for Hydro One Networks' 2018-2022 distribution rates will be reflected prospectively in 2019.

Hydro One Limited | Annual Report 2018

109

Hydro One Limited | Annual Report 2018

Board of Directors and Senior Leadership Team

Board of Directors


1

2

3

4

5

6

7

8

9

10

1. **Tom Woods**, BASc, MBA, ICD.D
   Former Head of Canadian Corporate Banking, CFO, CRO, Vice Chair CIBC, Director Bank of America Corporation and Alberta Investment Management Corporation, Chair, Unity Health Toronto
2. **Cherie Brant**, JD
   Partner, Borden Ladner Gervais LLP, Director Anishnawbe Health Foundation, Member Canadian Council for Aboriginal Business, Research Advisory Board, Aboriginal Energy Working Group-IESO
3. **Blair Cowper-Smith**, LLM, ICD.D
   Principal and founder Erin Park Business Solutions, Former Chief Corporate Affairs Officer OMERS
4. **Anne Giardini**, O.C., O.B.C, Q.C, LLM
   Chancellor, Simon Fraser University, Former Canadian President Weyerhaeuser Company Limited, Former Director Nevsun Resources LTD
5. **David Hay**, LLB, ICD.D
   Managing Director Delgatie Incorporated, Former CEO New Brunswick Power Corporation, Former Vice-Chair and Managing Director of CIBC World Markets Inc., Director EPCOR, Council Member of the Council for Clean and Reliable Energy
6. **Timothy Hodgson**, MBA, FCPA, ICD.D
   Managing Partner Alignvest Management Corporation, Former Special Advisor to Bank of Canada Governor Mark Carney, Former CEO Goldman Sachs Canada, Director Public Sector Pension Investment Board (PSP Investments), Director MEG Energy, Director Alignvest Acquisition II Corporation
7. **Jessica McDonald**, ICD.D
   Chair, Canada Post Corporation, Former President & CEO BC Hydro & Power Authority, Director Coeur Mining Inc., Chair Trevali Mining Corporation, Member Council of Sustainable Development Technology Canada
8. **Russel Robertson**, FCPA, FCA, ICD.D
   Director, Former EVP and Head, Anti-Money Laundering, BMO Financial Group, Former Vice-Chair, Deloitte & Touche LLP, Director Bausch Health Companies Inc., Director Turquoise Hill Resources
9. **William Sheffield**, BSC, MBA, ICD.D
   Director, Former CEO Sappi Fine Papers, Director, Houston Wire & Cable Company, Director, Velan Inc., Former Board Member OPG
10. **Melissa Sonberg**, BSC, MHA, ICD.D
    Adjunct Professor, Executive-in-Residence, McGill University, Desautel Faculty of Management, Director Exchange Income Corporation, Former Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA

Senior Leadership Team


11

12

13

14

15

16

17

11. **Paul Dobson**
    Acting President and CEO
12. **Jason Fitzsimmons**
    Chief Corporate Affairs and Customer Care Officer
13. **Greg Kiraly**
    Chief Operating Officer
14. **Chris Lopez**
    Acting Chief Financial Officer
15. **Judy McKellar**
    EVP, Chief Human Resources Officer
16. **Patrick Meneley**
    EVP, Chief Corporate Development Officer
17. **James (Jamie) Scarlett**
    EVP, Chief Legal Officer

For detailed biographical information of Hydro One Limited Board members and senior leadership, go to www.HydroOne.com/Investors.

The biographical information of Hydro One Limited Board members is based on information available to management as of March 8, 2019.

110

Corporate and Shareholder Information

Corporate Offices
483 Bay Street, South Tower
Toronto, ON
M5G 2P5
1.416.345.5000
www.HydroOne.com

Customer Inquiries
Customer Service:
1.888.664.9376 or
CustomerCommunications@HydroOne.com
Report an Emergency (24 hours):
1.800.434.1235

Shareholder Services
If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about dividends, duplicate mailings, lost stock certificates, share transfers or estate settlements, contact our transfer agent and registrar:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, ON
M5J 2Y1
1.514.982.7555 or 1.800.564.6253
service@computershare.com

Institutional Investors and Analysts
Institutional investors, securities analysts and others requiring additional financial information can visit www.HydroOne.com/Investors or contact us at:
1.416.345.6867
Investor.Relations@HydroOne.com or
Omar.Javed@HydroOne.com

Media Inquiries
1.416.345.6868 or 1.877.506.7584
Media.Relations@HydroOne.com

Sustainability
Hydro One is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, visit www.HydroOne.com/OurCommitment or email CSR@HydroOne.com.

Stock Exchange Listing
Toronto Stock Exchange (TSX): H
(CUSIP #448811208)

H | LISTED ON TORONTO STOCK EXCHANGE TMX

Independent Auditors
KPMG LLP

Equity Index Inclusions
Dow Jones Select Utilities (Canada) Index
FTSE All-World Index Series
MSCI World (Canada) Index
S&P/TSX Composite Index
S&P/TSX Utilities Index
S&P/TSX Composite Dividend Index
S&P/TSX Composite Low Volatility Index
S&P/TSX Composite High Dividend Index

Debt Securities
For details of the public debt securities of Hydro One and its subsidiaries, please refer to the "Debt Information" section under www.HydroOne.com/Investors.

Online Information
Hydro One is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of www.HydroOne.com/Investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email to automatically receive Hydro One news releases electronically.

Common Share Dividend Information

*2019 Expected Dividend Dates**

Record Date	Payment Date
March 13, 2019	March 29, 2019
June 12, 2019	June 28, 2019
September 12, 2019	September 30, 2019
December 11, 2019	December 31, 2019

*Subject to Board approval

Unless indicated otherwise, all common share dividends paid by Hydro One are designated as "eligible" dividends for the purposes of the *Income Tax Act* (Canada) and any similar provincial legislation.

Dividend Reinvestment Plan (DRIP)
Hydro One offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Hydro One shares by reinvesting their cash dividends without incurring brokerage or administration fees. For plan information and enrolment materials or to learn more about the Hydro One DRIP, visit www.HydroOne.com/DRIP or Computershare Trust Company of Canada at www.InvestorCentre.com/HydroOne.

Regulatory Stakeholders

Hydro One is committed to understanding the interests of maintaining and enhancing long-term relationships with its regulatory stakeholders.

Provincial Government,
Ministry of Energy
Policy, legislation, regulations

Ontario Energy Board (OEB)
Independent electric utility price and service quality regulation

Independent Electricity System Operator
Wholesale power market rules, intermediary, North American reliability standards

National Energy Board
Federal regulator, international power lines and substations

North American Electric Reliability Corporation
Continent-wide bulk power reliability standards, certification, monitoring

For more information, visit:
www.HydroOne.com/Regulatory

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. XXX-XXX-000
© 1996 Forest Stewardship Council

Design: Craib Design & Communications www.craib.com Printed in Canada

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